SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               NTS-Properties III
                               ------------------
                                (Name of Issuer)


                          Limited Partnership Interests
                          -----------------------------
                         (Title of Class of Securities)


                                    62942E100
                                    ---------
                                 (CUSIP Number)

                                 J. D. Nichols,
                            Managing General Partner
                            NTS-Properties Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 2000

             (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

CUSIP No. 62942E100                                                 Page 2 of 14
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                                  Introduction
                                  ------------

     This Schedule 13D is being filed on behalf of: J.D. Nichols; Brian F. Lavin; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols and Mr. Lavin are the managing members ("ORIG"); Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and NTS-Properties Associates (the "General Partner"), a Georgia limited partnership. Mr. Nichols, Mr. Lavin, ORIG, Ocean Ridge and the General Partner (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements the final amendment to a Schedule 14D-1 intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act which was filed on December 16, 1999, in connection with tender offer for limited partnership interests ("Interests") of NTS-Properties III (the "Partnership").

     On  February  10,  2000,  pursuant  to  an  Agreement,  Bill  of  Sale  and
Assignment, ORIG purchased 135 Interests from limited partners in the Partnership for total consideration of $38,676, for an average price per Interest of $286.49. In addition, from February 2000 through September 2000, ORIG purchased an additional 92 Interests from limited partners in a series of transactions for total consideration of $23,000, for an average purchase price per Interest of $250. As a result of these purchases, the number of Interests owned by ORIG increased from 1,098 to 1,325. As the result of previous transactions, Ocean Ridge owns 546 Interests, Mr. Nichols owns 17 Interests, Mr. Nichols wife, Barbara Nichols, owns 20 Interests and the General Partner owns five Interests. The number of Interests directly owned by Ocean Ridge, Mr. Nichols and Barbara Nichols and the General Partner have not changed since the filing of the final amendment to Schedule 14D-1 on December 16, 1999.

         The total number of Interests beneficially owned by the Reporting Persons is 1,913, or 14.97% of the outstanding Interests of the Partnership. The Reporting Persons are hereby amending the filings described above to reflect the increase in the number of Interests beneficially owned by them as a result of the purchase of Interests by ORIG from February 2000 through September 2000.

CUSIP No. 62942E100                                                 Page 3 of 14

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1) Names of Reporting Persons S.S. or I.R.S. Identification Nos.of Above Persons

   J. D. Nichols
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [ ]

   (b)      [X]
--------------------------------------------------------------------------------

3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds: BK
--------------------------------------------------------------------------------

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6) Citizenship or Place of Organization:  U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

        7) Sole Voting Power                  1,913(1)(2)
--------------------------------------------------------------------------------

        8) Shared Voting Power                0
--------------------------------------------------------------------------------

        9) Sole Dispositive Power             1,913(1)(2)
--------------------------------------------------------------------------------

        10) Shared Dispositive Power           0
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,913(1)(2)
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------

13) Percent of Class Represented by Row (11):  15%
--------------------------------------------------------------------------------

14) Type of Reporting Person:  IN
--------------------------------------------------------------------------------

(1) Includes: (i) five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 1,325 Interests owned by ORIG.

(2) Mr. Nichols disclaims beneficial ownership of 704 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 20 Interests owned by Barbara Nichols and (iv) 133, or 10%, of the Interests owned by ORIG.

CUSIP No. 62942E100                                                 Page 4 of 14

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1) Names of Reporting Persons S.S.or I.R.S. Identification Nos. of Above Persons

   Brian F. Lavin
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [ ]

   (b)      [X]
--------------------------------------------------------------------------------

3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds: BK
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6) Citizenship or Place of Organization: U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

      7) Sole Voting Power                  0
--------------------------------------------------------------------------------

      8) Shared Voting Power                1,913(1)(2)
--------------------------------------------------------------------------------

      9) Sole Dispositive Power             0
--------------------------------------------------------------------------------

      10) Shared Dispositive Power           1,913(1)(2)
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,913(1)(2)
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------

13) Percent of Class Represented by Row (11):  15%
--------------------------------------------------------------------------------

14) Type of Reporting Person:  IN
--------------------------------------------------------------------------------


(1) Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols;
     (iv) 20 Interests owned by Barbara Nichols; and (v) 1,325 Interests owned by ORIG.

(2) Mr. Lavin disclaims beneficial ownership of 1,781 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 17 Interests owned by Mr. Nichols (iv) 20 Interests owned by Barbara Nichols and (v) 1,193, or 90%, of the Interests owned by ORIG.

CUSIP No. 62942E100                                                 Page 5 of 14

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1) Names of Reporting Persons S.S.or I.R.S. Identification Nos. of Above Persons

   Ocean Ridge Investments, Ltd., a Florida limited partnership
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [ ]

   (b)      [X]
--------------------------------------------------------------------------------

3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds: BK
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6) Citizenship or Place of Organization:    Ocean Ridge is a Florida limited
   partnership
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

    7) Sole Voting Power                  0
--------------------------------------------------------------------------------

    8) Shared Voting Power                1,913(1)(2)
--------------------------------------------------------------------------------

    9) Sole Dispositive Power             0
--------------------------------------------------------------------------------

    10) Shared Dispositive Power           1,913(1)(2)
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,913(1)(2)
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------

13) Percent of Class Represented by Row (11):  15%
--------------------------------------------------------------------------------

14) Type of Reporting Person:  PN
--------------------------------------------------------------------------------


(1) Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols;
     (iv) 20 Interests owned by Barbara Nichols; and (v) 1,325 Interests owned by ORIG.

(2)  Ocean Ridge disclaims beneficial  ownership of 1,367 Interests,  including:
     (i) five Interests owned by the General Partner; (ii) 17 Interests owned by Mr. Nichols (iii) 20 Interests owned by Barbara Nichols and (iv) 1,325 Interests owned by ORIG.

CUSIP No. 62942E100                                                 Page 6 of 14

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1) Names of Reporting Persons S.S.or I.R.S. Identification Nos. of Above Persons

   ORIG, LLC, a Kentucky limited liability company
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [ ]

   (b)      [X]
--------------------------------------------------------------------------------

3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds: BK
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6) Citizenship or Place of Organization: ORIG is a Kentucky limited liability company
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power                  0
--------------------------------------------------------------------------------

     8) Shared Voting Power                1,913(1)(2)
--------------------------------------------------------------------------------

     9) Sole Dispositive Power             0
--------------------------------------------------------------------------------

    10) Shared Dispositive Power           1,913(1)(2)
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,913(1)(2)
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------

13) Percent of Class Represented by Row (11):  15%
--------------------------------------------------------------------------------

14) Type of Reporting Person:  OO
--------------------------------------------------------------------------------

(1) Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols;
     (iv) 20 Interests owned by Barbara Nichols; and (v) 1,325 Interests owned by ORIG.

(2) ORIG disclaims beneficial ownership of 588 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner (iii) 17 Interests owned by Mr. Nichols; and (iv) 20 Interests owned by Barbara Nichols.

CUSIP No. 62942E100                                                 Page 7 of 14

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1) Names of Reporting Persons S.S.or I.R.S. Identification Nos. of Above Persons

   NTS-Properties Associates, a Georgia limited partnership
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [ ]

   (b)      [X]
--------------------------------------------------------------------------------

3) SEC Use Only
--------------------------------------------------------------------------------

4) Source of Funds: BK
--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)  [   ]
--------------------------------------------------------------------------------

6) Citizenship or Place of Organization: NTS-Properties Associates is a Georgia limited partnership
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

    7) Sole Voting Power                  0
--------------------------------------------------------------------------------

    8) Shared Voting Power                1,913(1)(2)
--------------------------------------------------------------------------------

    9) Sole Dispositive Power             0
--------------------------------------------------------------------------------

   10) Shared Dispositive Power           1,913(1)(2)
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,913(1)(2)
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------

13) Percent of Class Represented by Row (11):  15%
--------------------------------------------------------------------------------

14) Type of Reporting Person:  PN
--------------------------------------------------------------------------------


(1) Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols;
     (iv) 20 Interests owned by Barbara Nichols; and (v) 1,325 Interests owned by ORIG.

(2) The General Partner disclaims beneficial ownership of 1,908 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (ii) 1,325 Interests owned by ORIG.

CUSIP No. 62942E100                                                 Page 8 of 14

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Item 2.           Identity and Background.

The information required under this Item 2 is provided for each of the Reporting Persons and other persons required to be listed pursuant to Instruction C thereto on this Schedule 13D. The Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

ORIG, LLC:
---------

         ORIG's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of ORIG is to invest in limited partnerships that own commercial and residential real estate. During the past five years, ORIG has not been the subject of any criminal proceedings. During the past five years, ORIG was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Ocean Ridge:
-----------

         Ocean Ridge's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of Ocean Ridge is to invest in limited partnerships that own commercial and residential real estate. During the past five years, Ocean Ridge has not been the subject of any criminal proceedings. During the past five years, Ocean Ridge was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

NTS-Properties Associates:
-------------------------

         The General Partner's address is 10172 Linn Station Road, Louisville, Kentucky 40223. The principal business of the General Partner is to manage and perform other real estate-related services related to the assets owned by the Partnership. During the past five years, the General Partner has not been the subject of any criminal proceedings. During the past five years, the General Partner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

NTS Capital Corporation:
-----------------------

         NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. During the past five years, NTS Capital Corporation has not been the subject of any criminal proceedings. During the past five years, NTS Capital Corporation was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining

CUSIP No. 62942E100                                                 Page 9 of 14

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future  violations  of, or prohibiting  activities  subject to, federal or state securities laws or finding any violations of such laws.

J. D. Nichols:
-------------

  (a)      J. D. Nichols.

  (b) Mr. Nichols' business address is 10172 Linn Station Road, Louisville, Kentucky 40223.

  (c)-(d) Mr. Nichols is a managing member of ORIG. Mr. Nichols is also the Chairman of the Board and sole director of NTS Capital Corporation, the Chairman of the Board and sole director of NTS-Development Company and a general partner of the General Partner. The address of NTS-Development Company and NTS Capital Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223.

  (e)      Mr. Nichols has not been the subject of any criminal proceedings.

  (f) During the past five years, Mr. Nichols was not a party to a civil proceeding of a judicial or administrative body of competent, jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to,federal or state securities laws or finding any violations of such laws.

  (g)      Mr. Nichols is a citizen of the U.S.A.

Brian F. Lavin:
--------------

  (a)      Brian F. Lavin.

  (b) Mr. Lavin's business address is 10172 Linn Station Road, Louisville, Kentucky 40223.

  (c)-(d) Mr. Lavin is a managing member of ORIG. Mr. Lavin is also the President of NTS Capital Corporation and NTS-Development Company. The address of NTS Capital Corporation and NTS-Development Company is 10172 Linn Station Road, Louisville, Kentucky 40223.

  (e)      Mr. Lavin has not been the subject of any criminal proceedings.

  (f) During the past five years, Mr. Lavin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor was he subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to,federal or state securities laws or finding any violations of such laws.

CUSIP No. 62942E100                                                Page 10 of 14

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  (g)      Mr. Lavin is a citizen of the U.S.A.


Gregory A. Wells:
----------------

  (a)      Gregory A. Wells.

  (b) Mr. Wells' business address is 10172 Linn Station Road, Louisville, Kentucky 40223.

  (c)-(d) Mr. Wells is the Senior Vice President and Chief Financial Officer of NTS-Development Company and NTS Capital Corporation. The address of NTS-Development Company and NTS Capital Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223.

  (e)      Mr. Wells has not been the subject of any criminal proceedings.

  (f) During the past five years,Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of,or prohibiting activities subject to,federal or state securities laws or finding any violations of such laws.

  (g)      Mr. Wells is a citizen of the U.S.A..

Item 3.           Source and Amount of Funds and Other Consideration.

     On February 10, 2000, ORIG purchased 135 Interests pursuant an Agreement, Bill of Sale and Assignment, a copy of which is attached hereto as Exhibit 3(a). From February, 2000 through September, 2000, ORIG also purchased 92 Interests from limited partners in a series of transactions. ORIG funded all of these purchases from the proceeds of a $2,000,000 revolving line of credit issued by Community Trust Bank, N.A. ("Community Trust Bank") pursuant to a Business Loan Agreement, dated December 28, 1999 and attached hereto as Exhibit 1(a), which is hereby incorporated by reference. The line of credit was secured by: (1) the Interests of the Partnership held by ORIG; and (2) limited partnership interests in partnerships affiliated with the Partnership which are held by ORIG. Mr. Nichols and Mr. Lavin agreed to guarantee the indebtedness of ORIG with respect to Community Trust Bank pursuant to Commercial Guaranties executed by each of them on December 28, 1999, which are attached hereto as Exhibits 3(b) and 3(c) respectively. Mr. Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less, and Mr. Lavin guaranteed 25% of all indebtedness of ORIG or $500,000, whichever is less. Under the terms of the Business Loan
Agreement, ORIG will repay the proceeds of the revolving line of credit. Beginning on April 28, 2000, ORIG began making 20 consecutive quarterly interest payments with respect to accrued interest on the unpaid principal balance. ORIG repaid this loan with the proceeds of the loan described under Item 6 of this
Schedule 13D.

Item 4.           Purpose of Transaction.

CUSIP No. 62942E100                                                Page 11 of 14

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         Each of the filers of this Schedule 13D has acquired its Interests with an investment intent consistent with the Partnership's business plan.

     The purpose of the acquisitions of Interests by ORIG was to provide certain limited partners who desired to liquidate their investment in the Partnership with a method for doing so.

     (a) ORIG and the Partnership are considering making a tender offer to purchase additional Interests from limited partners. Other than this contemplated tender offer, none of the Reporting Persons has any plans or proposals that would result in the acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership, other than the Interests purchased by ORIG which are described herein.

     (b) None of the Reporting Persons has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

     (c) None of the Reporting Persons has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Partnership.

     (d) None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership.

     (e) None of the Reporting Persons has any plans or proposals that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

     (f) None of the Reporting Persons has any plans or proposals that relate to or would result in any other material change in the Partnership's structure or business.

     (g) None of the Reporting Persons has any plans or proposals that relate to or would result in any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

     (h)-(j) Items (h) through (j) of this Item 4 are not applicable to the Partnership because the Interests are not listed on a national securities exchange and are not quoted on an inter-dealer quotation system of a registered national securities association and because the Reporting Persons have no current plans or proposals to purchase Interests in the Partnership resulting in the Partnership having fewer than three hundred (300) holders of record.

CUSIP No. 62942E100                                                Page 12 of 14

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Item 5.           Interest in Securities of the Issuer.

     (a) Reference is hereby made to the Introduction and cover pages 3-7 attached hereto, which are incorporated hereby by reference.

     As of June 30, 2000, the number of outstanding Interests of the Partnership is 12,775. The number of Interests beneficially owned by the Reporting Persons is 1,913, or 14.97% of the outstanding Interests.

     (b) Reference is hereby made to the Introduction and cover pages 3-7 attached hereto, which are incorporated hereby by reference.

     (c) On February 10, 2000 ORIG purchased 135 Interests from limited partners for an average purchase price of $286.49 per Interest pursuant to the Agreement, Bill of Sale and Assignment. From February, 2000 through September, 2000, ORIG purchased an additional 92 Interests from limited partners in a series of transactions for an average purchase price per Interest of $250. Other than these transactions, no transactions involving the Interests were effected by any Reporting Person during the more recent of the past 60 days or the most recent filing on Schedule 13D.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Partnership Agreement, contained in the Partnership's prospectus dated August 1, 1984, grants the General Partner discretion to decide whether the Partnership or any of its affiliates will purchase Interests from time to time from limited partners. The Partnership, however, will not purchase Interests, if as a result, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

     Mr. Nichols and Mr. Lavin have executed a binding Capital Contribution Agreement which requires them to contribute the capital necessary to purchase any and all Interests purchased by ORIG pursuant to the Offer and to pay ORIG's proportionate share of the expenses of the Offer. Mr. Nichols anticipates contributing approximately 90% of these funds. Mr. Lavin anticipates contributing approximately 10% of these funds.

     On August 15, 2000, ORIG and the Bank of Louisville, a Kentucky banking corporation, entered into a Loan Agreement under which the Bank of Louisville agreed to provide a $6,000,000 revolving line of credit to ORIG evidenced by three separate promissory notes issued by ORIG in favor of the Bank of Louisville in the original principal amount of $2,000,000 each (the "Loan

CUSIP No. 62942E100                                                Page 13 of 14

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Agreement").  The  Loan  Agreement  is  attached  hereto  as  Exhibit  1(b)  and incorporated herein by reference. The terms of the three separate notes are described below:

o Revolving Credit Note A bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus .25% per year for a term ending on August 31, 2005. ORIG will pay the interest rate described in Revolving Credit Note A for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is $2,000,000 or less.

o Revolving Credit Note B bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus .50% per year for a term ending on August 31, 2005. ORIG will pay the interest rate described in Revolving Credit Note B for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is greater than $2,000,000 but less than $4,000,000.

o Revolving Credit Note C bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus 1.00% per year for a term ending on August 31, 2005. ORIG will pay the interest rate described in Revolving Credit Note C for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is greater than $4,000,000.

     The line of credit is secured by:

o Interests of the Partnership which are currently held or subsequently acquired by ORIG, including any distributions which the Partnership issues to ORIG with respect to the Interests, and also including any proceeds from the sale of the Interests held by ORIG.

o    Limited   partnership   interests  in  partnerships   affiliated  with  the
     Partnership which are currently held or subsequently acquired by ORIG, including distributions which the partnerships issue to ORIG with respect to the interests held by ORIG, and also including any proceeds from the sale of the interests held by ORIG; and

o The personal guaranties of Mr. Nichols and Mr. Lavin of all indebtedness of ORIG with respect to the Bank of Louisville under the $6,000,000 line of credit pursuant to two separate Guaranty Agreements, each dated August 15, 2000 among the Bank of Louisville and each of Mr. Nichols and Mr. Lavin (the "Guaranty Agreements"). Mr. Nichols and Mr. Lavin are jointly and severally liable under each of their respective Guaranty Agreements, which are attached hereto as Exhibits 3(d) and 3(e) respectively and are incorporated herein by reference.

         Under the terms of the Loan Agreement, ORIG will repay the proceeds of the revolving line of credit as follows:

CUSIP No. 62942E100                                                Page 14 of 14

--------------------------------------------------------------------------------

o Commencing on September 1, 2000, ORIG will make consecutive monthly payments of all accrued and unpaid interest on the outstanding principal balance.

o The entire outstanding principal balance owing under the revolving line of credit is due and payable on August 31, 2005.

     ORIG intends to use funds from cash distributions from the Partnership and affiliated partnerships and from capital contributions to ORIG by Mr. Nichols and Mr. Lavin to make these payments.

     Other than the agreements described under Item 6 of this Schedule 13D, and the Business Loan Agreement described under Item 3 of this Schedule 13D, the filers of this Schedule 13D are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to any securities of the Partnership (whether or not legally enforceable) between ORIG, Mr. Nichols, Mr. Lavin, Ocean Ridge or the General Partner and any person or among themselves.

Item 7.           Material to be Filed as Exhibits.

     (1)(a) Business Loan Agreement dated December 28, 1999, between ORIG and Community Trust Bank, N.A.

     (1)(b) Loan Agreement dated August 15, 2000, between ORIG and the Bank of Louisville.

     (2) None.

     (3)(a) Agreement,  Bill of Sale and Assignment dated February, 2000 between
ORIG,  LLC,  Roger  M.  Kalar,   Martha  Kalar,  David  Warshawsky  and  Marilyn
Warshawsky.

     (3)(b) Commercial Guaranty of Business Loan Agreement dated December 28, 1999 between J.D. Nichols and Community Trust Bank, N.A.

     (3)(c) Commercial Guaranty of Business Loan Agreement dated December 28, 1999 between Brian F. Lavin and Community Trust Bank, N.A.

     (3)(d) Guaranty Agreement dated August 15, 2000, between the Bank of Louisville and J.D. Nichols.

     (3)(e) Guaranty Agreement dated August 15, 2000, between the Bank of Louisville and Brian F. Lavin.

     (3)(f) Joint Filing Agreement dated October 11, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2000                J. D. NICHOLS

                                By: /s/ J. D. Nichols
                                   ---------------------------------------------
                                   J. D. Nichols

                                OCEAN RIDGE INVESTMENTS, LTD.

                                By:      BKK Financial, Inc.
                                Its:     General Partner

                                     By:  /s/  J. D. Nichols
                                          --------------------------------------
                                          J. D. Nichols
                                     Its: Chairman of the Board

                                ORIG, LLC

                                By:  /s/ J. D. Nichols
                                     -------------------------------------------
                                     J. D. Nichols
                                Its: Managing Member

                                BRIAN F. LAVIN

                                By: /s/ Brian F. Lavin
                                    --------------------------------------------
                                     Brian F. Lavin

                                NTS-PROPERTIES ASSOCIATES

                                By:  /s/ J. D. Nichols
                                     -------------------------------------------
                                     J. D. Nichols
                                Its: Managing General Partner

                                                                    EXHIBIT 1(a)



                             BUSINESS LOAN AGREEMENT

                            BUSINESS LOAN AGREEMENT

Principal       Loan Date    Maturity    Loan No.  Call   Collateral  Account  Officer  Initials
$2,000,000.00   12-28-1999   01-28-2005            A4A0   5514                 8410

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
--------------------------------------------------------------------------------
Borrower:ORIG, L.L.C. (TIN: 61-1324094) Lender:Community Trust Bank, N.A.
         10172 LINN STATION ROAD               Louisville Loan Production Office
         LOUISVILLE, KY 40223                  4350 Brownsboro Road
                                               Louisville, KY 40207
================================================================================
THIS BUSINESS LOAN AGREEMENT between ORIG, L.L.C. ("Borrower") and Community Trust Bank, N.A. ("Lender") is made and executed on the following terms and conditions. Borrower has received prior to commercial loans from Lender or has applied to Lender for a commercial loan or loans and other financial accommodations, including those which may be described on any exhibit or schedule attached to this Agreement. All such loans and financial accommodations, together with all future loans and financial accommodations from Lender to Borrower, are referred to in this Agreement individually as the "Loan" and collectively as the "Loans." Borrower understands and agrees that: (a) In granting, renewing, or extending any Loan, Lender is relying upon Borrower's representations, warranties, and agreements, as set forth in this Agreement; (b) the granting, renewing, or extending of any Loan by Lender at all times shall be subject to Lender's sole judgment and discretion; and (c) all such Loans shall be and shall remain subject to the following terms and conditions of this Agreement.

TERM. This Agreement shall be effective as of December 28, 1999, and shall continue thereafter until all indebtedness of Borrower to Lender has been performed in full and the parties terminate this Agreement in writing.

DEFINITIONS. The following words shall have the following meanings when used in this Agreement. Terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code. All references to dollar amounts shall mean amounts in lawful money of the United States of America.

     Agreement. The word "Agreement" means this Business Loan Agreement, as this Business Loan Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Business Loan Agreement from time to time.

     Borrower. The word "Borrower" means ORIG, L.L.C.. The word "Borrower" also includes, as applicable, all subsidiaries and affiliates of Borrower as provided below in the paragraph titled "Subsidiaries and Affiliates."

     CERCLA. The word "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

     Collateral. The word "Collateral" means and includes without limitation all property and assets granted as collateral security for a Loan, whether real or personal property, whether granted directly or indirectly, whether granted now or in the future, and whether granted in the form of a security interest, mortgage, deed of trust, assignment, pledge, chattel mortgage, chattel trust, factor's lien, equipment trust, conditional sale, trust receipt, lien, charge, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever, whether created by law, contract, or otherwise.

     ERISA. The word "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     Event of Default. The words "Event of Default" mean and include without limitation any of the Events of Default set forth below in the section titled "EVENTS OF DEFAULT."

     Grantor. The word "Grantor" means and includes without limitation each and all of the persons or entities granting a Security Interest in any Collateral for the indebtedness, including without limitation all Borrowers granting such a Security Interest.

     Guarantor.  The word "Guarantor" means and includes without limitation each
     and  all  of  the  guarantors,   sureties,  and  accommodation  parties  in
     connection with any indebtedness.

     Indebtedness. The word "Indebtedness" means and includes without limitation all Loans, together with all other obligations, debts and liabilities of Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower, or any one or more of them; whether now or hereafter existing, voluntary or involuntary, due or not due, absolute or contingent, liquidated or unliquidated; whether Borrower may be liable individually or jointly with others; whether Borrower may be obligated as a guarantor, surety, or otherwise; whether recovery upon such indebtedness may be or hereafter may become barred by any statute of limitations; and whether such indebtedness may be or hereafter may become otherwise unenforceable.

     Lender. The word "Lender" means Community Trust Bank, N.A., its successors and assigns.

     Loan. The word "Loan" or "Loans" means and includes without limitation any and all commercial loans and financial accommodations from Lender to Borrower, whether now or hereafter existing, and however evidenced, including without limitation those loans and financial accommodations described herein or described on any exhibit or schedule attached to this Agreement from time to time.

     Note. The word "Note" means and includes without limitation Borrower's promissory note or notes, if any, evidencing Borrower's Loan obligations in favor of Lender, as well as any substitute, replacement or refinancing note or notes therefor.

     Permitted Liens. The words "Permitted Liens" mean: (a) liens and security interest securing indebtedness owed by Borrower to Lender; (b) liens for taxes, assessments, or similar charges either not yet due or being contested in good faith; (c) liens of materialmen, mechanics, warehousemen, or carriers, or other like liens arising in the ordinary course of business and securing obligations which are not yet delinquent (d) purchase money liens or purchase money security interests upon or in any property acquired or held by Borrower in the ordinary course of business to secure indebtedness outstanding on the date of this Agreement or permitted to be incurred under the paragraph of this Agreement titled "Indebtedness and Liens"; (e) liens and security interests which, as of the date of this Agreement, have been disclosed to and approved by the Lender in writing; and (f) those liens and security interests which in the aggregate constitute an immaterial and insignificant monetary amount with respect to the net value of Borrower's assets.

     Related Documents. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the indebtedness.

     Security Agreement. The words "Security Agreement" mean and include without limitation any agreements, promises, covenants, arrangements, understandings or other agreements, whether created by law, contract, or otherwise, evidencing, governing, representing, or creating a Security interest.

     Security Interest. The words "Security Interest" mean and include without limitation any type of collateral security, whether in the form of a lien, charge, mortgage, deed of trust, assignment, pledge, chattel mortgage, chattel trust, factor's lien, equipment trust, conditional sale, trust receipt, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever, whether created by law, contract, or otherwise.

12-28-1999                BUSINESS LOAN AGREEMENT                         Page 2
Loan No                      (Continued)
--------------------------------------------------------------------------------


     SARA. The word "SARA" means the Superfund Amendments and Reauthorization Act of 1986 as now or hereafter amended.

CONDITIONS PRECEDENT TO EACH ADVANCE. Lender's obligation to make the initial Loan Advance and each subsequent Loan Advance under this Agreement shall be subject to the fulfillment to Lender's satisfaction of all of the conditions set forth in this Agreement and in the Related Documents.

     Loan Documents. Borrower shall provide to Lender in form satisfactory to Lender the following document for the Loan: (a) the Note, (b) Security Agreements granting to Lender security interests in the Collateral, (c) Financing Statements perfecting Lender's Security Interests; (d) evidence of insurance as required below: and (e) any other documents required under this Agreement or by Lender or its counsel, including without limitation any guaranties described below.

     Borrower's Authorization. Borrower shall have provided in form and substance satisfactory to Lender property certified resolutions, duly authorizing the execution and delivery of this Agreement, the Note and the Related Documents, and such other authorizations and other documents and instruments as Lender or its counsel, in their sole discretion, may require.

     Payment of Fees and Expenses. Borrower shall have paid to Lender all fees, charges, and other expenses which are then due and payable as specified in this Agreement or any Related Document.

     Representations and Warranties. The representations and warranties set forth in this Agreement, in the Related Documents, and in any document or certificate delivered to Lender under this Agreement are true and correct.

     No Event of Default. There shall not exist at the time of any advance a condition which would constitute an Event of Default under this Agreement.

REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants to Lender, as of the date of this Agreement, as of the date of each disbursement of Loan proceeds, as of the date of any renewal, extension or modification of any Loan, and at all times any indebtedness exists:

     Organization. Borrower is a limited liability company which is duly organized, validly existing, and in good standing under the laws of the Commonwealth of Kentucky and is validly existing and in good standing in all states in which Borrower is doing business. Borrower has the full power and authority to own its properties and to transact the businesses in which it is presently engaged or presently proposes to engage. Borrower also is duly qualified as a foreign limited liability company and is in good standing in all states in which the failure to so qualify would have a material adverse effect on its businesses or financial condition.

     Authorization. The execution, delivery, and performance of this Agreement and all Related Documents by Borrower, to the extent to be executed, delivered or performed by Borrower, have been duly authorized by all necessary action by Borrower; do not require the consent or approval of any other person, regulatory authority or governmental body; and do not conflict with, result in a violation of, or constitute a default under (a) any provision of its articles of organization, operating agreement, or any other agreement or other instrument binding upon Borrower or (b) any law, governmental regulation, court decree, or order applicable to Borrower.

     Financial Information. Each financial statement of Borrower supplied to Lender truly and completely disclosed Borrower's financial conditions as of the date of the statement, and there has been no material adverse change in Borrower's financial condition subsequent to the date of the most recent financial statement supplied to Lender. Borrower has no material contingent obligations except as disclosed in such financial statements.

     Legal Effect. This Agreement constitutes, and any instrument or agreement required hereunder to be given by Borrower when delivered will constitute, legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms.

     Properties. Except as contemplated by this Agreement or as previously disclosed in Borrower's financial statements or in writing to Lender and as accepted by Lender, and except for property tax liens for taxes not presently due and payable, Borrower owns and has good title to all of Borrower's properties free and clear of all Security Interests, and has not executed any security documents or financing statements relating to such properties. All of Borrower's properties are titled in Borrower's legal name, and Borrower has not used, or filed a financing statement under, any other name for at least the last five (5) years.

     Hazardous Substances. The terms "hazardous waste," "hazardous substance, " "disposal," "release," and "threatened release," as used in this Agreement, shall have the same meanings as set forth in the "CERCLA," "SARA," the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or Federal laws, rules, or regulations adopted pursuant to any of the foregoing. Except as disclosed to and acknowledged by Lender in writing, Borrower represents and warrants that :
     (a) During the period of Borrower's ownership of the properties, there has been no use, generation, manufacture, storage, treatment, disposal, release or threatened release of any hazardous waste or substance by any person on, under, about or from any of the properties. (b) Borrower has no knowledge of, or reason to believe that there has been (i) any use, generation, manufacture, storage, treatment, disposal, release, or threatened release of any hazardous waste or substance on, under, about, or from the properties by any prior owners or occupants of any of the properties, or
     (ii) any  actual  or  threatened  litigation  or  claims of any kind by any person relating to such matters. (c) Neither Borrower nor any tenant, contractor, agent or other authorized user of any of the properties shall use, generate, manufacture, store, treat, dispose of, or release any hazardous waste or substance on, under, about or from any of the properties; and any such activity shall be conducted in compliance with all applicable federal, state, and local laws, regulations, and ordinances, including without limitation those laws, regulations and ordinances described above. Borrower authorizes Lender and its agents to enter upon the properties to make such inspections and tests as Lender may deem appropriate to determine compliance of the properties with this section of the Agreement. Any inspections or tests made by Lender shall be at Borrower's expense and for Lender's purposes only and shall not be construed to create any responsibility or liability on the part of Lender to Borrower or to any other person. The representations and warranties contained herein are based on Borrower's due diligence in investigating the properties for hazardous waste and hazardous substances. Borrower hereby
     (a) releases and waives any future claims against Lender for indemnity or contribution in the event Borrower become liable for cleanup or other costs under any such laws, and (b) agrees to indemnify and hold harmless Lender against any and all claims, losses, liabilities, damages, penalties , and expenses which Lender may directly or indirectly sustain or suffer resulting from a breach of this section of the Agreement or as a consequence of any use, generation, manufacture, storage, disposal, release or threatened release of a hazardous waste or substance on the properties. The provisions of this section of the Agreement, including the obligation to indemnify, shall survive the payment of the indebtedness and the termination or expiration of this Agreement and shall not be affected by Lender's acquisition of any interest in any of the properties, whether by foreclosure or otherwise.

     Litigation and Claims. No litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Borrower is pending or threatened, and no other event has occurred which may materially adversely affect Borrower's financial condition or properties, other than litigation, claims, or other events, if any, that have been disclosed to and acknowledged by Lender in writing.

     Taxes. To the best of Borrower's knowledge, all tax returns and reports of Borrower that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those presently being or to be contested by Borrower in good faith in the ordinary course of business and for which adequate reserves have been provided.

     Lien Priority. Unless otherwise previously disclosed to Lender in writing, Borrower has not entered into or granted any Security Agreements, or permitted the filing or attachment of any Security Interests on or affecting any of the Collateral directly or indirectly securing repayment of Borrower's Loan and Note, that would be prior or that may in any way be superior to Lender's Security Interests and rights in and to such

12-28-1999                 BUSINESS LOAN AGREEMENT                        Page 3
Loan No                         (Continued)
--------------------------------------------------------------------------------

     Collateral.

     Binding Effect. This Agreement, the Note, all Security Agreements directly or indirectly securing repayment of Borrower's Loan and Note and all of the Related Documents are binding upon Borrower as well as upon Borrower's successors, representative and assigns, and are legally enforceable in accordance with their respective terms.

     Commercial Purposes. Borrower intends to use the Loan proceeds solely for business or commercial related purposes.

     Employee Benefit Plans. Each employee benefit plan as to which Borrower may have any liability complies in all material respects with all applicable requirements of law and regulations, and (i) no Reportable Event nor Prohibited Transaction (as defined in ERISA) has occurred with respect to any such plan, (ii) Borrower has not withdrawn from any such plan or initiated steps to do so, (iii) no steps have been taken to terminate any such plan, and (iv) there are no unfounded liabilities other than those previously disclosed to Lender in writing.

     Location of Borrower's Offices and Records. Borrower's place of business, or Borrower's Chief executive office, if Borrower has more than one place of business, is located at 10172 LINN STATION ROAD, LOUISVILLE, KY 40223. Unless Borrower has designated otherwise in writing this location is also the office or offices where Borrower keeps its records concerning the Collateral.

     Year 2000. Borrower warrants and represents that all software utilized in the conduct of Borrower's business will have appropriate capabilities and compatibility for operation to handle calendar dates falling on or after January 1, 2000, and all information pertaining to such calendar dates, in the same manner and with the same functionally as the software does respecting calendar dates falling on or before December 31, 1999. Further, Borrower warrants and represents that the data-related user interface functions, data-fields, and data-related program instructions and functions of the software include the indication of the century.


     Information. All information heretofore or contemporaneously herewith furnished by Borrower to Lender for the purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all information hereafter furnished by or on behalf of Borrower to Lender will be, true and accurate in every material respect on the date as of which such information is dated or certified; and none of such information is or will be incomplete by omitting to state any material fact necessary to make such information not misleading.

     Survival of Representations and Warranties. Borrower understands and agrees that Lender, without independent investigation, is relying upon the above representations and warranties in making the above referenced Loan to Borrower. Borrower further agrees that the foregoing representations and warranties shall be continuing in nature and shall remain in full force and effect until such time as Borrower's indebtedness shall be paid in full, or until this Agreement shall be terminated in the manner provided above, whichever is the last to occur.

AFFIRMATIVE COVENANTS. Borrower covenants and agrees with Lender that, while this Agreement is in effect, Borrower will:

     Litigation. Promptly inform Lender in writing of (a) all material adverse changes in Borrower's financial condition, and (b) all existing and all threatened litigation, claims, investigations, administrative proceedings or similar actions affecting Borrower or any Guarantor which could materially affect the financial condition of Borrower or the financial condition of any Guarantor.

     Financial Records. Maintain its books and records in accordance with generally accepted accounting principles, applied on a consistent basis, and permit Lender to examine and audit Borrower's books and records at all reasonable times.

     Financial Statements. Furnish Lender with, as soon as available, but in no event later than one hundred eighty (180) days after the end of each fiscal year, Borrower's balance sheet and income statement for the year ended, compiled by a certified public accountant satisfactory to Lender, and, as soon as available, but in no event later than ninety (90) days after the end of each fiscal quarter, Borrower's balance sheet and profit and loss statement for the period ended, prepared and certified as correct to the best knowledge and belief by Borrower's chief financial officer or other officer or person acceptable to Lender. All financial reports required to be provided under this Agreement shall be prepared in accordance with generally accepted accounting principles, applied on a consistent basis, and certified by Borrower as being true and correct.

     Additional Information. Furnish such additional information and statements, lists of assets and liabilities, agings of receivable and payables, inventory schedules, budgets, forecasts, tax returns, and other reports with respect to Borrower's financial condition and business operations as Lender may request from time to time.

     Insurance. Maintain fire and other risk insurance, public liability insurance, and such other insurance as Lender may require with respect to Borrower's properties and operations, in form, amounts, coverages and with insurance companies reasonably acceptable to Lender. Borrower, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least thirty (30) day's prior written notice to Lender. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Borrower or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest for the Loans, Borrower will provide Lender with such loss payable or other endorsements as Lender may require.

     Insurance Reports. Furnish to Lender, upon request of Lender, reports on each existing insurance policy showing such information as Lender may reasonably request, including without limitation the following: (a) the name of the insurer; (b) the risks insured; (c) the amount of the policy;
     (d) the properties insured; (e) the then current property values on the basis of which insurance has been obtained, and the manner of determining those values; and (f) the expiration date of the policy. In addition, upon request of Lender (however not more often than annually), Borrower will have an independent appraiser satisfactory to Lender determine, as applicable, the actual cash value or replacement cost of any Collateral. The cost of such appraisal shall be paid by Borrower.

     Guaranties. Prior to disbursement of any Loan proceeds, furnish executed guaranties of the Loans in favor of Lender, executed by the guarantors named below, on Lender's forms, and in the amounts and under the conditions spelled out in those guaranties.

        Guarantors         Amounts

        NTS CORPORATION   $2,000,000.00
        BRIAN F. LAVIN    25.000% of all indebtedness or $500,000.00, whichever
                          is less
        J.D. NICHOLS      75.000% of all indebtedness or $1,500,000.00,whichever
                          is less

     Other Agreements. Comply with all terms and conditions of all other agreements, whether now or hereafter existing, between Borrower and any other party and notify Lender immediately in writing of any default in connection with any other such agreements.

     Loan Proceeds. Use all Loan proceeds solely for Borrower's business operations, unless specifically consented to the contrary by Lender in writing.

     Taxes, charges and Liens. Pay and discharge when due all of its indebtedness and obligations, including without limitation all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower's properties, income, or profits. Provided however, Borrower will not be required to pay and discharge any such assessment, tax, charge, levy, lien or claim so long as (a) the legality of the same shall be contested in good faith by appropriate proceedings, and (b) Borrower shall have established on its books adequate reserves with respect to such contested assessment, tax, charge, levy, lien, or claim in accordance with generally accepted

12-28-1999                 BUSINESS LOAN AGREEMENT                        Page 4
Loan No                         (Continued)
--------------------------------------------------------------------------------

     accounting practices. Borrower, upon demand of Lender, will furnish to Lender evidence of payment of the assessments, taxes, charges, levies, liens and claims and will authorize the appropriate governmental official to deliver to Lender at any time a written statement of any assessments, taxes, charges, levies, liens and claims against Borrower's properties, income, or profits.


     Performance. Perform and comply with all terms, conditions, and provisions set forth in this Agreement and in the Related Documents in a timely manner, and promptly notify Lender if Borrower learns of the occurrence of any even which constitutes an Event of Default under this Agreement or under any of the Related Documents.

     Operations. Maintain executive and management personnel with substantially the same qualifications and experience as the present executive and management personnel; provide written notice to Lender of any change in executive management personnel; conduct its business affairs in a reasonable and prudent manner and in compliance with all applicable federal, state and municipal laws, ordinances, rules and regulations respecting its properties, charters, businesses and operations, including without limitation, compliance with the Americans With Disabilities Act and with all minimum funding standards and other requirements of ERISA and other laws applicable to Borrower's employee benefit plans.

     Inspection. Permit employees or agents of Lender at any reasonable time to inspect any and all Collateral for the Loan or Loans and Borrower's other properties and to examine or audit Borrower's books, accounts, and records and to make copies and memoranda of Borrower's books, accounts, and records. If Borrower now or at any time hereafter maintains any records (including without limitation computer generated records and computer software programs for the generation of such records) in the possession of a third party, Borrower, upon request of Lender, shall notify such part to permit Lender free access to such records at all reasonable times and to provide Lender with copies of any records it may request, all at Borrower's expense.

     Compliance Certificate. Unless waived in writing by Lender, provide Lender at least annually and at the time of each disbursement of Loan proceeds with a certificate executed by Borrower's chief financial officer, or other officer or person acceptable to Lender, certifying that the representations and warranties set forth in this Agreement are true and correct as of the date of the certificate and further certifying that, as of the date of the certificate, no Event of Default exists under this Agreement.

     Environmental Compliance and Reports. Borrower shall comply in all respects with all environmental protection federal, state and local laws, statutes, regulations and ordinances; not cause or permit to exist, as a result of an intentional or unintentional action or omission on its part or on the part of any third party, on property owned and/or occupied by Borrower, any environmental activity where damage may result to the environment, unless such environmental activity is pursuant to and in compliance with the conditions of a permit issued by the appropriate federal, state or local governmental authorities; shall furnish to Lender promptly and in any event within thirty (30) days after receipt thereof a copy of any notice, summons, lien, citation, directive, letter or other communication from any governmental agency or instrumentality concerning any intentional or unintentional action or omission on Borrower's part in connection with any environmental activity whether or not there is damage to the environment and/or other natural resources.

     Additional Assurances. Make, execute and deliver to Lender such promissory notes, mortgages, deeds of trust, security agreements, financing statements, instruments, documents and other agreements as Lender or its attorneys may reasonably request to evidence and secure the Loans and to perfect all Security Interests.

NEGATIVE COVENANTS. Borrower covenants and agrees with Lender that while this Agreement is in effect, Borrower shall not, without prior written consent of
Lender:

     Indebtedness and Liens. (a) Except for trade debt incurred in the normal course of business and indebtedness to Lender contemplated by this Agreement, create, incur, or assume indebtedness for borrowed money, including capital leases, (b) except as allowed as a Permitted Lien, sell, transfer, mortgage, assign, pledge, lease, grant a security interest in, or encumber any of Borrower's assets, or (c) sell with recourse any of Borrower's account, except to Lender.

     Continuity of Operations. (a) Engage in any business activities substantially different than those in which Borrower is presently engaged,
     (b) cease operations, liquidate, merge, transfer, acquire or consolidate with any other entity, change ownership, change its name, dissolve or transfer or sell Collateral out of the ordinary course of Business, or (c) make any distribution with respect to any capital account, whether by reduction of capital or otherwise.

     Loans, Acquisitions and Guaranties. (a) Loan, invest, in or advance money or assets, (b) purchase, create or acquire any interest in any other enterprise or entity, or (c) incur any obligation as surety or guarantor other than in the ordinary course of business.

CESSATION OF ADVANCES. If Lender has made any commitment to make any Loan to Borrower, whether under this Agreement or under any other agreement, Lender shall have no obligation to make Loan Advances or to disburse Loan proceeds if:
(a0 Borrower or any Guarantor is in default under the terms of this Agreement or any of the Related Documents or any other agreement that Borrower or any Guarantor has with Lender; (b) Borrower or any Guarantor become insolvent, files a petition in bankruptcy or similar proceedings, or is adjudged a bankrupt; (c) there occurs a material adverse change in Borrower's financial condition, in the financial condition of any Guarantor, or in the value of any Collateral securing any Loan; (d) any Guarantor seeks, claims or otherwise attempts to limit, modify or revoke such Guarantor's guaranty of the Loan or any other loan with Lender; or (e) Lender in good faith deems itself insecure, even though no Event of Default shall have occurred.

ADDITIONAL PRINCIPAL PAYMENTS. ADDITIONAL PRINCIPAL PAYMENTS ARE REQUIRED IN AMOUNTS EQUAL TO 90% OF ALL CASH DISTRIBUTIONS RECEIVED BY THE BORROWER FROM EACH PARTNERSHIP, FROM TIME TO TIME UNTIL MATURITY.

GUARANTEED AMOUNTS. PRIOR TO DISBURSEMENT OF ANY LOAN PROCEEDS, FURNISH EXECUTED GUARANTIES OF THE LOANS IN FAVOR OF THE LENDER, EXECUTED BY J.D. NICHOLS, BRIAN
F. LAVIN, AND NTS CORPORATION, ON LENDER'S FORMS AND IN AMOUNTS AND UNDER CONDITIONS SPELLED OUT IN THOSE GUARANTY AGREEMENTS.

BORROWING BASE CERTIFICATE. BORROWER AGREES TO SUBMIT TO LENDER A BORROWING BASE CERTIFICATE, THE FORM OF WHICH IS ATTACHED HERETO AND MADE A PART HEREOF. SAID BORROWING BASE CERTIFICATE SHALL BE SUBMITTED AT THE EARLIER OF EACH BORROWING REQUEST OR MONTHLY, (NOT LATER THAN THE 10TH OF EACH MONTH HEREAFTER, CONTAINING INFORMATION AS OF THE FIRST DAY OF EACH MONTH) UNTIL MATURITY.

GUARANTIES.  NTS IS GUARANTEEING PAYMENT ONLY UP TO $2,000,000.00.

EVENTS OF DEFAULT. IN THE EVENT OF DEFAULT HEREUNDER AND LENDER'S NOTICE TO BORROWER, BORROWER SHALL HAVE 30 DAYS IN WHICH TO CURE THE DEFAULT PRIOR TO LENDER ENFORCING ITS RIGHTS UNDER THE LOAN DOCUMENTS.

RIGHT OF SETOFF. Borrower grants to Lender a contractual security interest in , and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

12-28-1999                  BUSINESS LOAN AGREEMENT                       Page 5
Loan No                          (Continued)
--------------------------------------------------------------------------------


     Default on Indebtedness. Failure of Borrower to make any payment when due on the Loans.

     Other Defaults. Failure of Borrower or any Grantor to comply with or to perform when due any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents, or failure of Borrower to comply with or to perform any other term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

     Default in Favor of Third Parties. Should Borrower or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's or any Grantor's ability to repay the Loans or perform their respective obligations under this Agreement or any of the Relate Documents.

     False Statements. Any warranty, representation or statement made or furnished to Lender by or on behalf of Borrower or any Grantor under this Agreement or the Related Documents is false or misleading in any material respect at the time made or furnished, or becomes false or misleading at any time thereafter.

     Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any Security Agreement to create a valid and perfected Security Interest) at any time and for any reason.

     Death or Insolvency. The dissolution (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

     Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower, any creditor of any Grantor against any collateral securing the indebtedness, or by any governmental agency. This includes a garnishment, attachment, or levy on or of any of Borrower's deposit accounts with Lender.

     Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any Guaranty of the indebtedness.

     Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired.

     Insecurity. Lender, in good faith, deems itself insecure.

EFFECT OF AN EVENT OF DEFAULT. If any Event of Default shall occur, except where otherwise provided in this Agreement or the Related Documents, all commitments and obligations of Lender under this Agreement or the Related Documents or any other agreement immediately will terminate and, at Lender's option, all indebtedness immediately will become due and payable, all without notice of any kind to Borrower, except that in the case of an Event of Default of the type described in the "Insolvency" subsection above, such acceleration shall be automatic and not optional. In addition, Lender shall have all the rights and remedies provided in the Related Documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable law, all of Lender's rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower or of any Grantor shall not affect Lender's right to declare a default and to exercise its rights and remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

     Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. NO alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     Applicable Law. This Agreement has been delivered to Lender and accepted by Lender in the Commonwealth of Kentucky. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of PIKE County, the Commonwealth of Kentucky. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

     Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

     Multiple Parties. All obligations of Borrower under this Agreement shall be joint and several, and all references to Borrower shall mean each and every Borrower. This means that each of the persons signing below is responsible for all obligations in this Agreement.

     Consent to Loan Participation. Borrower agrees and consents to Lender's sale or transfer, whether now or later, of one or more participation interests in the Loans to one or more purchases, whether related or unrelated to Lender. Lender may provide, without any limitation whatsoever, to any one or more purchasers, or potential purchasers, any information or knowledge Lender may have about Borrower or about any other matter relating to the Loan, and Borrower hereby waives any rights to privacy it may have with respect to such matters. Borrower additionally waives any and all notices of sale of participation interests, as well as all notices of any repurchase of such participation interests. Borrower also agrees that the purchasers of any such participation interests will be considered as the absolute owners of such interests in the Loans and will have all the rights granted under the participation agreement or agreements governing the sale of such participation interests. Borrower further waives all rights of offset or counterclaim that it may have now or later against Lender or against any purchaser of such a participation interest and unconditionally agrees that either Lender or such purchaser may enforce Borrower's obligation under the Loans irrespective of the failure or insolvency of any holder of any interest in the Loans. Borrower further agrees that the purchaser of any such participation interests may enforce its interests irrespective of any personal claims or defenses that Borrower may have against Lender.

     Costs and Expenses. Borrower agrees to pay upon demand all of Lender's expenses, including without limitation reasonable attorneys' fees, incurred in connection with the preparation, execution, enforcement, modification and collection of this Agreement or in connection with the Loans made pursuant tot this Agreement. Lender may pay someone else to help collect the Loans and to enforce this Agreement, and Borrower will pay that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including reasonable attorneys' fees for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Borrower also will pay any court costs, in addition to all other sums provided by law.

     Notices. All notices required to be given under this Agreement shall be given in writing, may be sent by telefacsimile (unless otherwise required by law), and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier or deposited in the United States mail, first class, postage prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any part may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, if there is more than one Borrower, notice to any Borrower will constitute notice to all Borrowers. For notice purposes, Borrower will keep Lender informed at all times of Borrower's current address(es).

12-28-1999              BUSINESS LOAN AGREEMENT                           Page 6
Loan No                     (Continued)
--------------------------------------------------------------------------------


     Severability. If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

     Subsidiaries and Affiliates of Borrower. To the extent the context of any provisions of this Agreement makes it appropriate, including without limitation any representation, warranty or covenant, the word "Borrower" as used herein shall include all subsidiaries and affiliates of Borrower. Notwithstanding the foregoing however, under no circumstances shall this Agreement be construed to require Lender to make any Loan or other financial accommodation to any subsidiary or affiliate of Borrower.

     Successors and Assigns. All covenants and agreements contained by or on behalf of Borrower shall bind its successors and assigns and shall inure to the benefit of Lender, its successors and assigns. Borrower shall not, however, have the right to assign its rights under this Agreement or any interest therein, without the prior written consent of Lender.

     Survival. All warranties, representations, and covenants made by Borrower in this Agreement or in any certificate or other instrument delivered by Borrower to Lender under this Agreement shall be considered to have been relied upon by Lender and will survive the making of the Loan and delivery to Lender of the Related Documents, regardless of any investigation made by Lender or on Lender's behalf.

     Time is of the Essence. Time is of the essence in the performance of this Agreement.

     Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Borrower, or between Lender and any Grantor, shall constitute a waiver of any of Lender's rights or of any obligations of Borrower or of any Grantor as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent in subsequent instances where such consent is required, and ain all cases such consent may be granted or withheld in the sole discretion of Lender.

BORROWER ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS BUSINESS LOAN AGREEMENT, AND BORROWER AGREES TO ITS TERMS. THIS AGREEMENT IS DATED AS OF DECEMBER 28, 1999.

BORROWER:

ORIG, L.L.C.

By:/s/ Brian F. Lavin                    By:/s/ J. D. Nichols
   -------------------------------          ------------------------------------
     BRIAN F. LAVIN, Manager                J. D. NICHOLS, Manager

LENDER:

Community Trust Bank, N.A.

By:/s/ Signature
   -------------------------------
     Authorized Officer

--------------------------------------------------------------------------------

                                    ORIG, LLC
                           BORROWING BASE CERTIFICATE
                       For the period ending _____________

Date of Report:_______________

I.  Price Analysis: (per share amounts only):
-------------------
                                    Trade
                                    Range
NTS-Properties III:                 $________

Sources:______________________________________________________________________

                                    Trade
                                    Range
NTS-Properties IV:                  $________

Sources:_______________________________________________________________________

                                    Trade
                                    Range
NTS-Properties V:                   $________

Sources:_______________________________________________________________________

                                    Trade
                                    Range
NTS-Properties VI:                  $_________

Sources:_______________________________________________________________________

                                    Trade
                                    Range
NTS-Properties VII:                 $_________

Sources:_______________________________________________________________________

NOTE: The Maximum Borrowing Amount below shall be the average of the trade range for the immediately prior six month period, not to exceed the value of the current bid amount.

Attach supporting documents verifying trade range information.

II. Maximum Borrowing Amount:
    ------------------------
A. NTS-Properties III
1) # of units held by ORIG:        ______________________
2) Average of Trade range:         ______________________ (see above)
3) Gross Value:                    ______________________ (#1 times #2)
4) 50% of Gross Value:             ______________________ (Loanable Amount)

B. NTS-Properties IV:
1) # of units held by ORIG:        ______________________
2) Average of trade range:         ______________________ (see above)
3) Gross Value:                    ______________________ (#1 times #2)
4) 50% of Gross Value:             ______________________ (Loanable Amount)

C. NTS-Properties V:
1) # of units held by ORIG:        ______________________
2) Average of trade range:         ______________________ (see above)
3) Gross Value:                    ______________________ (#1 times #2)
4) 50% of Gross Value:             ______________________ (Loanable Amount)

D. NTS-Properties VI:
1) # of units held by ORIG:        ______________________
2) Average of trade range:         ______________________ (see above)
3) Gross Value:                    ______________________ (#1 times #2)
4) 50% of Gross Value:             ______________________ (Loanable Amount)

E. NTS-Properties VII:
1) # of units held by ORIG:        ______________________
2) Average of trade range:         ______________________ (see above)
3) Gross Value:                    ______________________ (#1 times #2)
4) 50% of Gross Value:             ______________________ (Loanable Amount)

F. Sum of (A-E)#4 above:          $_____________________
G. Current Outstandings:          $_____________________ (prior to this request)
H. Amount Requested:              $_____________________
I. Outstandings after request:    $_____________________ (Sum of G and H)

NOTE: If item I exceeds item F, the loan must be repaid by the difference. Repayment is not required if item F exceeds item I.


I hereby certify that there are no defaults under the Loan Agreement dated December __, 1999 and that the above is true and correct to the best of my knowledge and belief this ___day of ________,______.

ORIG, L. L. C.

By:      _______________________
Title:   _______________________

                                                                    EXHIBIT 1(b)


                                 LOAN AGREEMENT

                                 LOAN AGREEMENT

                           dated as of August 15, 2000

                                     between

                               BANK OF LOUISVILLE

                                  as the Lender

                                       and

                                    ORIG, LLC

                                 as the Borrower

                                  and joined by

                                  J. D. NICHOLS
                                       and
                                   BRIAN LAVIN

                                as the Guarantors

                               TABLE OF CONTENTS


SECTION I         DEFINITIONS..................................................1


SECTION II        REVOLVING CREDIT LOAN........................................5

         2.01     Amount of Revolving Credit...................................5
         2.02     Term of the Revolving Credit.................................5
         2.03     Revolving Credit Loans.......................................5
         2.04     The Revolving Credit Notes...................................8
         2.05     Interest on Revolving Credit Loans...........................8
         2.06     Minimum Principal Balance....................................9
         2.07     Notation of Disbursements and Payments.......................9
         2.08     Principal and Interest Payments..............................9
         2.09     Mandatory Prepayments........................................9
         2.10     Optional Principal Payments..................................9
         2.11     Application of Payments.....................................10
         2.12     Application of Principal Payments...........................10
         2.13     Purposes of Loans...........................................10
         2.14     Certain limitations on Revolving Credit Loan Advances.......10

SECTION III       SECURITY FOR THE LOANS......................................11

         3.01     Right of Offset.............................................11
         3.02     Security Interest in Partnership Interests..................11
         3.03     Guaranties..................................................11

SECTION IV        CONDITIONS PRECEDENT........................................11

         4.01     Conditions Precedent to the first Revolving Credit Loan.....11
         4.02     Conditions Preceding to Subsequent Revolving Credit Loans...13

SECTION V         GENERAL COVENANTS...........................................13

         5.01     Insurance...................................................13
         5.02     Taxes and Other Payment Obligations.........................15
         5.03     Financial Statements........................................15
         5.04     Financial Records...........................................16
         5.05     Properties..................................................16
         5.06     Existence and Good Standing.................................16
         5.07     Notice Requirements.........................................17
         5.08     Revolving Credit Notes and Other Borrower Documents.........17
         5.09     Compliance with Law.........................................17
         5.10     Liens.......................................................17
         5.11     Limit on Indebtedness, Guarantees, Etc......................18
         5.12     Articles of Organization and Operating Agreement............18
         5.13     Mergers, Sales, Transfers and Other Dispositions of Assets..18
         5.14     Loans.......................................................19

         5.15     No Change in Ownership......................................19
         5.16     Payment of Distributions....................................19
         5.17     ERISA Compliance............................................19
         5.18     Joinder of Subsidiaries.....................................20

SECTION VI        REPRESENTATIONS AND WARRANTIES..............................20

         6.01     Organization and Existence..................................20
         6.02     Right to Act................................................20
         6.03     No Conflicts................................................21
         6.04     Authorization...............................................21
         6.05     Enforceable Agreements......................................21
         6.06     Contingent Obligations......................................21
         6.07     Litigation..................................................21
         6.08     Financial Statements........................................21
         6.09     Compliance with Contractual Obligations, Laws and Judgments.22
         6.10     Investment Company..........................................22
         6.11     Tax Returns.................................................22
         6.12     No Undisclosed Liabilities or Guaranties....................22
         6.13     Title to Properties.........................................22
         6.14     Trademarks and Permits......................................22
         6.15     No Defaults.................................................23
         6.16     Employee Benefit Plans......................................23
         6.17     No Material Adverse Conditions..............................23
         6.18     Regulations Q and U.........................................23
         6.19     Environmental Matters.......................................23
         6.20     No Public Utility Holding Company...........................24
         6.21     No Subsidiaries.............................................24
         6.22     Disclosure..................................................24

SECTION VII       EVENTS OF DEFAULT...........................................24

         7.01     Failure to Pay..............................................24
         7.02     No Notice Required..........................................24
         7.03     Notice Required.............................................24
         7.04     Falsity of Representation or Warranty.......................25
         7.05     Judgments...................................................25
         7.06     Adverse Financial Change....................................25
         7.07     Other Obligations...........................................25
         7.08     Dissolution or Termination of Existence.....................25
         7.09     Solvency....................................................25

SECTION VIII      REMEDIES UPON DEFAULT.......................................26

         8.01     Right to Offset.............................................26
         8.02     Enforcement of Rights.......................................26
         8.03     Rights Under Security Instruments...........................27
         8.04     Cumulative Remedies.........................................27

SECTION IX        FEES AND EXPENSES...........................................27

         9.01     Transaction Expenses........................................27
         9.02     Enforcement Expenses........................................27

SECTION X         MISCELLANEOUS PROVISIONS....................................28

         10.01    Business Days...............................................28
         10.02    Term of this Agreement......................................28
         10.03    No Waivers..................................................28
         10.04    Course of Dealing...........................................28
         10.05    Certain Waivers by the Borrower and the Guarantors..........28
         10.06    Severability................................................28
         10.07    Time of the Essence.........................................28
         10.08    Benefit and Binding Effect..................................28
         10.09    Further Assurances..........................................29
         10.10    Incorporation by Reference..................................29
         10.11    Entire Agreement; No Oral Modifications.....................29
         10.12    Headings....................................................29
         10.13    Governing Law...............................................29
         10.14    Assignments.................................................29
         10.15    Multiple Counterparts.......................................29
         10.16    Notices.....................................................30
         10.17    Survival of Covenants.......................................31
         10.18.   Consent to Jurisdiction.....................................31
         10.20    JURY TRIAL WAIVER.........................................31-A
         10.21    ACKNOWLEDGMENT............................................31-A

                                 LOAN AGREEMENT
                                 --------------


This is a Loan Agreement (this "Agreement") dated as of August 15, 2000, between

        BANK OF LOUISVILLE
        a Kentucky banking corporation
        500 W. Broadway
        Louisville, Kentucky 40202                                (the "Lender")

        and

        ORIG, LLC
        a Kentucky limited liability company
        10172 Linn Station Road 200
        Louisville, Kentucky 40223
        Attn: Neil Mitchell                                     (the "Borrower")

        and joined in by

        J. D. NICHOLS
        10172 Linn Station Road 200
        Louisville, Kentucky 40223                                   ("Nichols")

        and

        BRIAN LAVIN
        10172 Linn Station Road 200
        Louisville, Kentucky 40223                                     ("Lavin")


                                    Recitals
                                    --------

     The Lender intends to provide to the Borrower, and the Borrower would like to avail itself of the Revolving Credit Loan subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, the parties agree as follows:

                                    SECTION I
                                    ---------

                                   Definitions
                                   -----------

         As used in this Agreement, the following terms shall have the following meanings and the meanings assigned to them shall be equally applicable to both the singular and plural forms of the terms defined:

         "Affiliate" shall mean any Person (a) who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, a Person, or (b) five percent (5%) or more of the equity interests of whom is beneficially owned or held by such Person or a subsidiary of such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of equity interest, by contract or otherwise.

         "Borrower" shall mean ORIG, LLC, together with all existing, as well as future Subsidiaries of ORIG, LLC.

         "Borrower Documents" shall mean, collectively, this Agreement, the Revolving Credit Notes, the Pledge Agreement, the Guaranty Agreements and any and all other documents to be executed and/or delivered by the Borrower and/or the Guarantors which relate to this Agreement.

         "Business Day" shall mean any day other than a Saturday or Sunday or legal holiday on which commercial banks are authorized or required to be closed for business in the Commonwealth of Kentucky.

         "Closing Date" shall mean August 15, 2000.

         "Collateral" shall mean any and all of the property of the Borrower in which the Borrower grants the Lender a security interest.

         "CPA Firm" shall mean the Borrower's firm of certified public accountants which regularly performs accounting services for the Borrower, provided that such firm is reasonably satisfactory to the Lender in the Lender's discretion.

         "Distribution" shall mean any amount of money or other property declared or paid, or set apart for the purpose of payment of, any distribution on or in respect of any capital, income or other interest in the Borrower (including, without limitation, any "membership interest" or similar interest under any operating agreement) and/or the purchase, retirement, reacquisition or redemption of any capital, income, membership or other interest (including, without limitation, any "membership interest" or similar interest under any operating agreement) and/or any distribution by way of reduction of capital.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect on the date of this Agreement and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

         "Event of Default" shall mean any one of the occurrences which are Events of Default under Section VII of this Agreement.

         "GAAP" shall mean generally accepted accounting principles applied on a basis consistent with prior periods.

         "Guarantors" shall mean Nichols and Lavin.

         "Guaranty Agreements" shall mean, collectively, (a) the Guaranty Agreement dated as of August 15, 2000 among the Lender, the Borrower, and (b) the Guaranty Agreement dated as of August 15, 2000, among the Lender, the Borrower and Lavin. "Guaranty Agreement" shall mean either of the Guaranty Agreements.

         "Indebtedness" shall mean all obligations, contingent or otherwise, which, in accordance with GAAP, should be classified on the Person's balance sheet as liabilities.

         "Loan" shall mean any Revolving Credit Loan, and "Loans" shall mean all of the Revolving Credit Loans, collectively.

         "Note" shall mean any of the Revolving Credit Notes and any note or notes delivered in renewal, replacement, substitution extension or novation of any of them.

         "NTS  III"  shall  mean   NTS-Properties  III,  a  limited  partnership
organized under the laws of the State of Georgia.

         "NTS IV" shall mean NTS-Properties IV, a limited partnership organized under the laws of the Commonwealth of Kentucky.

         "NTS V" shall mean NTS-Properties V, a Maryland Limited Partnership, a limited partnership organized under the laws of the State of Maryland.

         "NTS VI" shall mean NTS-Properties VI, a Maryland Limited Partnership, a limited partnership organized under the laws of the State of Maryland.

         "NTS VII" shall mean NTS-Properties VII, Ltd., a limited partnership organized under the laws of the State of Florida.

         "NTS Plus" shall mean NTS-Properties Plus, Ltd., a limited partnership organized under the laws of the State of Florida.

         "Partnership" shall mean any of NTS III, NTS IV, NTS V, NTS VI, NTS VII, and/or NTS Plus, and "Partnerships" shall mean all of them or any combination of them.

         "Partnership Interests" shall mean all general and/or limited partnership interest or interests of the Borrower from time to time in any one or more of the Partnerships to the maximum extent permitted by law, including Florida Statutes ss. 620.102, Georgia Code Ann. ss. 14-9-101, Kentucky Revised Statutes ss. 362.401 and Maryland Code Ann. ss. 10-101, and shall include without limitation the right to profits, distributions, return of capital, partner loans or advances, and all rights to vote for, consent or otherwise approve any matter. The Partnership Interests of the Borrower on the date of this Agreement are described on Schedule 1(P) to this Agreement. Partnership Interests in one or more of the Partnerships acquired after the date of this Agreement are not described on Schedule 1(P) (although they may be described in one or more Supplements to Pledge Agreements), but such failure to be described on
Schedule 1(P) does not derogate from those interests in the Partnerships being Partnership Interests.

         "Partnership Notice and Assignment" shall mean a notice to a Partnership of the pledge of a Partnership Interest or Partnership Interests, together with the acknowledgement by the Partnership of that pledge, satisfactory in all respects to the Lender and generally in the form of Annex E
                                                                         -------
to this Agreement.

         "Prime Rate" shall mean the rate of interest announced by the Lender from time to time as its Prime Rate, as that Prime Rate may change from time to time, provided, however, the Prime Rate is not necessarily the best or lowest rate offered by the Lender to its customers.

         "Person" shall mean any individual, partnership, limited liability company, association, trust, corporation or other entity.

         "Plan" or "Plans" means, at any time, an employee pension or benefit plan which is covered by Title IV of ERISA and is either (a) maintained by the Borrower, or (b) maintained pursuant to a collective bargaining agreement or similar arrangement under which more than one employee makes contributions and to which the Borrower is making and accruing an obligation to make contributions or has within the preceding five plan years made contributions.

         "Pledge Agreement" shall mean the Pledge Agreement dated as of August 15, 2000, between the Borrower and the Lender, satisfactory to the Lender in its discretion, and substantially in the form attached hereto as Annex B, as it may be amended from time to time.

         "Request for Advance" shall mean a request, written or oral, in such form and with such information as the Lender may request or require, from the Borrower for an advance under the Revolving Credit Loan.

         "Revolving Credit" shall mean the Revolving Credit made available by the Lender to the Borrower under Section II of this Agreement.

         "Revolving Credit Notes" shall mean collectively the three promissory notes issued by the Borrower to the order of the Lender with respect to the Revolving Credit Loan in the face principal amount of Two Million Dollars ($2,000,000.00) each (for a total of Six Million Dollars ($6,000,000.00)), and substantially in the form of Annexes A-1 though A-3 attached hereto, and all notes delivered in renewal, replacement, substitution, extension or novation thereof. "Revolving Credit Note" shall mean any of the Revolving Credit Notes.

         "Subsidiary" shall mean, any Person of which the Borrower, directly or indirectly, through one or more intermediaries, owns a Majority. Without limiting the foregoing, if a Majority of any Person is owned, directly or indirectly, by a Subsidiary, such Person is, itself, a Subsidiary. "Majority" shall mean more than fifty percent (50%) of (a) the voting stock or interests (by number of votes), and/or (b) the equity in, or equity interests of, such Person.

         "Supplement to Pledge Agreement" shall have the meaning given it in the Pledge Agreement.

         "Termination Date" shall mean August 31, 2005.

          "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect from time to time in the Commonwealth of Kentucky.

         "Unmatured Default" shall mean the happening of any material breach under this Agreement, including but not limited to failure to pay any installment of principal or interest of the Revolving Credit Note when due, or a breach of the financial covenants under this Agreement, or other similar material breach the happening of which, together with the giving of any required notice or the passage of any required period of time, would constitute an Event of Default.

                                   SECTION II
                                   ----------

                              Revolving Credit Loan
                              ---------------------

         The Lender hereby establishes the Revolving Credit Loan in favor of the Borrower as follows:

         2.01  Amount of Revolving  Credit. The total principal amount available
               ----------------------------
under  the   Revolving   Credit   shall  be  Six  Million   Dollars  and  00/100
($6,000,000.00).

         2.02 Term of the Revolving Credit. The Revolving Credit is effective as
              -----------------------------
of the date of this Agreement, and shall continue in effect until the Termination Date, unless the Revolving Credit is sooner extended or terminated as provided in this Agreement. On the Termination Date, the Revolving Credit shall terminate and all Revolving Credit Loans shall mature and be payable in full.

         2.03     Revolving Credit Loans.
                  -----------------------

                  (a) The Borrower may request and the Lender may advance Revolving Credit Loans during the term of Revolving Credit. Unless sooner terminated, advances under the Revolving Credit will be available until the maturity of the Revolving Credit on the Termination Date, after which the Borrower shall not be entitled to obtain any additional advances under the Revolving Credit.

                  (b) The Lender shall have the right, at its option, in its own discretion, to terminate the Revolving Credit upon the occurrence of any Event of Default by giving notice to the Borrower of such termination. Any termination of the Revolving Credit shall not release the Borrower from its obligations under this Agreement or any of the other Borrower Documents, nor shall it terminate this Agreement or any of the other Borrower Documents. The provisions of this Agreement and the other Borrower Documents shall continue in full force and effect for the entire term of this Agreement as provided in Section 10.02.

                  (c) Subject to the terms and conditions of this Agreement, so long as the Revolving Credit remains in effect and is not terminated, and no Unmatured Default or Event of Default has occurred, the Lender agrees to make
Revolving Credit Loans as the Borrower may request from time to time in accordance with the provisions of this Agreement generally, and this Section II in particular, provided that after giving effect to any requested Revolving Credit Loan, the principal balance of all Revolving Credit Loans outstanding at any one time shall not exceed the amount of the Revolving Credit as provided in
Section 2.01. Principal borrowed under the Revolving Credit and then repaid may be reborrowed, subject to the other terms, provisions and conditions of this Agreement and the other Borrower Documents.

                  (d) The  Lender is under no duty to extend  the  period of the
Revolving Credit beyond the Termination Date. Before, at or after the termination of the Revolving Credit, the Lender may (at its discretion, with no obligation to do so) extend the term of the Revolving Credit, on a basis and with terms and conditions satisfactory to the Lender. Any such extension must be done in a writing signed by the Lender and specifically providing for an extension of the Revolving Credit in order to be binding. If any extension of the period of the Revolving Credit were to occur, the Pledge Agreement, and the other Borrower Documents would remain in effect and continue to apply to the Revolving Credit Notes, as extended (or to renewal or replacement notes for the Revolving Credit Notes, or their replacement), until those Revolving Credit Notes, as extended, renewed or replaced, have been paid in full.

                  (e) Each Revolving Credit Loan shall be subject to the following terms and conditions, in addition to any other terms and conditions provided in this Agreement:

                         (1) Each  Revolving  Credit Loan shall be in connection
with the acquisition of and payment for specific Partnership Interests, and shall be in an amount no greater than the actual, out-of-pocket costs to the Borrower to acquire those specific Partnership Interests.

                         (2) Before the Borrower enters into a binding  contract
to acquire Partnership Interests, it shall (A) advise the Lender of its desire to do so; (B) provide the Lender with such information as the Lender may desire with respect to the particular Partnership Interests to be acquired and the price that the Borrower would pay to acquire those Partnership Interests; and
(C) refrain from entering into a binding contract to acquire those Partnership Interests until and unless the Lender shall, in its discretion, have approved the aggregate cost to the Borrower of acquiring those Partnership Interests.

                         (3)  Whenever   the  Borrower   desires  to  obtain  an
Revolving Credit Loan, it shall deliver to the Lender a Request for Advance either orally or in writing, unless waived by the Lender in writing, on or before the day on which it wishes to have the advance made available, together with such other information with respect to that advance and its purpose as the Lender may request. Without limiting the foregoing, each Request for Advance shall specify the amount of the advance under the Revolving Credit Loan requested and the date on which the Borrower desires the advance to be made available.

                         (4) Together  with a Request for Advance,  the Borrower
shall deliver to the Lender (A) a Supplement to Pledge Agreement in such form and such information as the Lender may require to confirm that the Partnership Interests to be acquired with the proceeds (in whole or in part) of that Revolving Credit Loan shall become subject to the Pledge Agreement; (B) Partnership Notices and Assignments with respect to all of the Partnership Interests to be acquired with the proceeds (in whole or in part) of that Revolving Credit Loan; (C) UCC-3 Amendments to Financing Statements describing the Partnership Interests to be acquired (in whole or in part) with proceeds from the Revolving Credit Loan as additional collateral for the obligations secured by the Pledge Agreement; and (D) evidence satisfactory to the Lender that the Partnership Interests to be acquired with proceeds (in whole or in part) of that Revolving Credit Loan are or will be (upon completion of the acquisition) owned by the Borrower free from any interest, claim, lien, charge, encumbrance and/or security interest of any Person other than the Lender. Without limiting the foregoing clause (D), such evidence shall include, but not be limited to, (I) in the case of the Borrower's acquisition of Partnership Interests which, when aggregated with all previous acquisitions of Partnership Interests from the same Person, directly or indirectly, have an aggregated acquisition cost of $25,000 or greater, (a) a search or searches of such public records in the name of the Borrower as the Lender may specify, in its discretion, disclosing no lien, charge, interest, encumbrance and/or security interest in favor of any Person, other than the Lender, and (b) a search or searches of such public records in the name of the Person from whom the Borrower acquired or would acquire the Partnership Interests as the Lender may specify, in its discretion, disclosing no lien, charge, interest, encumbrance and/or security interest in favor of any Person, and (II) in all cases, delivery of any and all certificates and/or other writings evidencing and/or representing such Partnership Interests, together with an assignment in blank in form and substance satisfactory to the Lender and its counsel in their discretion.

                         (5) The  Borrower  shall not be  entitled to obtain any
Revolving Credit Loan if any Event of Default or Unmatured Default shall exist or would exist upon the making of the Revolving Credit Loan requested, even if the Lender does not elect to terminate the Revolving Credit as a result of such Event of Default or Unmatured Default.

                         (6) The  Borrower  shall not be  entitled to obtain any
Revolving Credit Loan if immediately after the advance requested were made, the aggregate of all of the Revolving Credit Loans would exceed the maximum amount permitted under Section 2.01.

                         (7) All Revolving  Credit Loans shall be made in strict
compliance with the terms and provisions of this Agreement unless the Lender elects in its discretion to waive any of those terms and conditions (which the Lender shall not be required to do). The waiver of any terms and/or conditions with respect to any one advance shall not constitute a course of dealing or a waiver of the same or any other terms or conditions with respect to any other requested advance.

                         (8) Each request by the Borrower for a Revolving Credit
Loan shall constitute the making of the following representations and warranties by the Borrower and the Guarantors to the Lender:

                                    (A)     That the  Borrower  is then,  and at
the time the advance will be made will be, entitled under this Agreement to obtain that Revolving Credit Loan; and

                                    (B)     All of the covenants,    agreements,
representations and warranties made by the Borrower and the Guarantors in this Agreement, and in the other Borrower Documents, are true, correct and complete in all material respects and have been complied with in all material respects as of such date (subject to only two changes of circumstances which (x) are fully disclosed by the Borrower to the Lender in writing, describing the changed circumstances, and (y) do not result in any violation of any condition, provision, promise and/or covenant of this Agreement, or otherwise result in an Unmatured Default or an Event of Default).

         2.04     The Revolving Credit Notes.
                  ---------------------------

                  (a) The Revolving Credit Loans shall be evidenced by and payable in accordance with the terms of the Revolving Credit Notes and on the terms of this Agreement. In the event of any disagreement between the terms of the executed Revolving Credit Notes and this Agreement, the terms of the Revolving Credit Notes shall prevail.

                  (b) The first Two Million Dollars ($2,000,000) of Revolving Credit Loans shall be allocated to and evidenced by Revolving Credit Note A. The principal balance of Revolving Credit Loans will be credited against and evidenced by Revolving Credit Note B if, but only if, and only to the extent the aggregate principal balance of all Revolving Credit Loans outstanding at one time exceeds Two Million Dollars ($2,000,000), but is less than Four Million Dollars ($4,000,000). The outstanding principal balance of Revolving Credit Loans shall be credited against and evidenced by Revolving Credit Note C if, but only if, and only to the extent the aggregate principal balance of all Revolving Credit Loans outstanding at one time equals or exceeds Four Million Dollars ($4,000,000). Accordingly, the first Two Million Dollars ($2,000,000), or portion thereof, of Revolving Credit Loans outstanding at any one time shall be credited against and evidenced by Revolving Credit Note A; at such time as the outstanding principal balance of the Revolving Credit Loans is greater than Two Million Dollars ($2,000,000), but less than Four Million Dollars ($4,000,000), Revolving Credit Loans made at such time shall be credited against and evidenced by Revolving Credit Note B; and at such time as the outstanding principal balance of all Revolving Credit Loans outstanding at one time equals or exceeds Four Million Dollars ($4,000,000), Revolving Credit Loans made at such time shall be credited against and evidenced by Revolving Credit Note C.

         2.05     Interest on Revolving Credit Loans.
                  -----------------------------------

                  (a) The principal balance of the Revolving Credit Loans outstanding from time to time shall bear interest from the date of the Revolving Credit Notes until all principal and interest on the Revolving Credit Loans shall have been paid in full.

                  (b) The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note A shall bear interest at an annual rate equal to one quarter percent (1/4%), plus the Prime Rate as that Prime Rate may change from time to time.

The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note B shall bear interest at an annual rate equal to one-half percent (1/2%), plus the Prime Rate as that Prime Rate may change from time to time. The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note C shall bear interest at an annual rate equal to one percent (1%), plus the Prime Rate as that Prime Rate may change from time to time.

                  (c) All interest on the Revolving Credit Loan shall be calculated on the basis of the actual number of days elapsed over an assumed year of three-hundred sixty days (360).

         2.06 Minimum Principal Balance. If, for any reason, after the making of
              --------------------------
the first Revolving Credit Loan the principal balance of the Revolving Credit Notes is reduced below one thousand dollars ($1,000.00), then, at the option of the Lender the Revolving Credit may be terminated by the Lender without necessity of notice to the Borrower.

         2.07  Notation of  Disbursements  and Payments.  Disbursements  of, and
               -----------------------------------------
payments of principal with respect to, Revolving Credit Loans shall be evidenced by notations by the Lender on its electronic data processing equipment, showing the date and amount of each advance and each payment of principal. The principal amount outstanding under the Revolving Credit Notes from time to time shall also be recorded by the Lender on that electronic data processing equipment. The aggregate amount of all disbursements of Revolving Credit Loans made and shown on the Lender's electronic data processing equipment, over all of the payments of principal made by the Borrower and recorded on the Lender's electronic data processing equipment, shall be prima facie evidence of the outstanding principal balance due under the Revolving Credit Notes.

         2.08 Principal and Interest Payments.  Commencing on September 1, 2000,
              --------------------------------
and continuing on the first (1st) day of each calendar month occurring through and including August 1, 2005, the Borrower shall pay to the Lender all accrued and unpaid interest on the Revolving Credit Loans. On the Termination Date, the Borrower shall pay to the Lender all of the outstanding principal balance of, and all accrued but unpaid interest on, the Revolving Credit Loans.

         2.09  Mandatory  Prepayments.  If  the  Borrower  sells,  transfers  or
               -----------------------
otherwise disposes of any of the Partnership Interests, then the Borrower shall make a prepayment of the Revolving Credit Loans in an amount calculated in accordance with this Section. The amount of the prepayment shall be not less than the amount of proceeds of the Revolving Credit Loan or Loans which the Borrower received and applied (in whole or in part) towards the acquisition of the Partnership Interest or Partnership Interests sold, transferred, or otherwise disposed of. Mandatory prepayments under this Section shall be applied in accordance with Section 2.10 of this Agreement.

         2.10     Optional  Principal  Payments.  The Borrower may make optional
                  ------------------------------
prepayments of principal of the Revolving Credit Loan from time to time. Each prepayment shall be accompanied by written statement that it is in prepayment of the Revolving Credit Loan.

         2.11  Application  of Payments.  The Lender shall apply all payments of
               -------------------------
Revolving Credit Loans received when no Event of Default has occurred and is continuing first to any late fees or other charges, then to accrued but unpaid interest, and then to principal. The Lender may apply all payments of Revolving Credit Loans received after an Event of Default has occurred and is continuing among late fees and other charges, interest and principal as the Lender may determine, in its discretion.

         2.12 Application of Principal Payments.  Unless otherwise agreed by the
              ----------------------------------
Lender and the Borrower in writing, all payments of principal, whether mandatory or optional, received by the Lender when no Event of Default has occurred and is continuing shall be applied first to the principal of Revolving Credit Loans evidenced by Revolving Credit Note C until all of the Revolving Credit Loans evidenced thereby shall have been paid in full, then to the principal of Revolving Credit Loans evidenced by Revolving Credit Note B, until all of the Revolving Credit Loans evidenced thereby shall have been paid in full, then to the principal of Revolving Credit Loans evidenced by Revolving Credit Note A. All payments of principal on Revolving Credit Loans, whether mandatory or optional, received by the Lender after an Event of Default has occurred and is continuing may be applied by the Lender among Revolving Credit Notes A, B and C as the Lender may determine, in its discretion.

         2.13 Purposes of Loans. The Borrower shall use the proceeds of all Loan
              ------------------
solely to acquire Partnership Interests, provided, that, the Borrower may not apply any proceeds from any Revolving Credit Loan to the purchase of any Partnership Interests unless the Borrower shall first have advised the Lender of the specific Partnership Interests that the Borrower intends to acquire with the proceeds of that Revolving Credit Loan, and the Lender shall, in its discretion, have approved the purchase price of those Partnership Interests.

         2.14     Certain limitations on Revolving Credit Loan Advances.
                  ------------------------------------------------------
Without limiting Section 2.13,

                  (a) the Borrower may not use any proceeds of any Revolving Credit Loan to acquire any Partnership Interest or Partnership Interests from
(1) any Affiliate of the Borrower, (2) either Guarantor, and/or (3) any member of the family of either of the Guarantors (for purposes of this provision, "family" means (A) mother or father of the subject Person, (B) any brother or sister (or brother-in-law or sister-in-law) of such mother or father, (C) any son or daughter (or son-in-law or daughter-in-law) of any such brother or sister of such mother or father, and (D) any son or daughter (or son-in-law or daughter-in-law) and/or grandson or granddaughter (and/or grandson-in-law or granddaughter-in-law) of such Person).

                    (b) the Borrower shall not use the proceeds of any Revolving Credit Loan to pay any interest that has accrued on the Revolving Credit Loans.

                                   SECTION III
                                   -----------

                             Security for the Loans
                             ----------------------

         The Revolving Credit Notes and the Revolving Credit Loans evidenced thereby, as well as all of the Borrower's obligations under all of the Borrower Documents are and shall be secured by and entitled to the benefits of all of the following:

         3.01     Right of Offset.  The right of offset provided in Section VIII
                  ----------------
of this Agreement.

         3.02     Security Interest in Partnership Interests.   A first priority
                  -------------------------------------------
perfected security interest in the Partnership Interests pursuant to the Pledge Agreement.

         3.03     Guaranties.   The guaranties of the Guarantors pursuant to the
                  -----------
Guaranty Agreements.

                                   SECTION IV
                                   ----------

                              Conditions Precedent
                              --------------------

         4.01  Conditions  Precedent to the first  Revolving  Credit  Loan.  The
               ------------------------------------------------------------
Lender's obligation to provide the Borrower with the Revolving Credit and the first Revolving Credit Loan shall be conditioned upon the fulfillment of all the following conditions in form and substance, and in appropriate cases through documents, in each case satisfactory to the Lender and its counsel in their discretion:

                  (a) Resolutions.  The Borrower shall have furnished the Lender
                      ------------
with certified copies of appropriate resolutions of the Borrower (1) authorizing the execution of the following documents: this Agreement, the Revolving Credit Notes, the Pledge Agreement, financing statements and any other documents, instruments and agreements referred to herein which are required to be executed and/or delivered by the Borrower and (2) authorizing consummation of the transactions contemplated by, and performance of this Agreement.

                  (b)   Articles of Organization and Operating  Agreement.   The
                        --------------------------------------------------
Borrower shall have furnished the Lender with a copy of the Borrower's Articles of Organization and Operating Agreement and all amendments to each.

                  (c)  Certificates  of  Existence.   The  Borrower  shall  have
                       ----------------------------
furnished the Lender with a certificate of existence of recent date issued by the Secretary of State of the Commonwealth of Kentucky, certifying that it is duly organized and validly existing under the laws of the Commonwealth of Kentucky. The Borrower shall also have furnished the Lender with certificates of existence with respect to the Partnerships from appropriate offices in Georgia, Kentucky, Maryland and Florida.

                  (d) Opinion of Counsel for the  Borrower  and the  Guarantors.
                      ----------------------------------------------------------
The Borrower and the Guarantors shall have furnished the Lender, at the Borrower's expense, with the legal opinion of Greenebaum, Doll & McDonald PLLC, as counsel for the Borrower, addressed to the Lender, dated the date of this Agreement, addressing the matters set forth in Annex C, and otherwise satisfactory to the Lender and its counsel.

                  (e)  Certificates of Incumbency of the Borrower.  The Borrower
                       -------------------------------------------
shall have furnished the Lender with a certificate of its secretary certifying the names of the officers of the Borrower authorized to sign the Borrower Documents, together with the true signatures of such officers.

                  (f) Executed Documents.  The Borrower shall have duly executed
                      -------------------
and shall have delivered to the Lender each of the following documents in subparagraphs (1) through (5), and the Guarantors shall have executed and delivered to the Lender the documents set forth in paragraphs (1) and (4) below:

                           (1)      this Agreement;

                           (2)      the three Revolving Credit Notes;

                           (3)      the Pledge Agreement;

                           (4)      the Guaranty Agreements; and

                           (5)      such  UCC-1  financing  statements  or other
documents for filing with public officials with respect to the Pledge Agreement as the Lender may request.

                  (g)  Partnership  Notices and  Acknowledgements.  The Borrower
                       -------------------------------------------
shall have caused each Partnership to have countersigned and delivered to the Lender Partnership Notices and Acknowledgements with respect to each, every and all of the Partnership Interests described on Schedule 1(P) to this Agreement.

                  (h)   Representations   and   Warranties.   Each   and   every
                        -----------------------------------
representation and warranty made by or on behalf of the Borrower at the time of or after the execution of this Agreement relating to the Borrower Documents or the transactions contemplated thereby shall be true, complete and correct in all material respects on and as of the date such Loan is to be made.

                  (i)  No  Defaults.  There shall exist  no Event  of Default or
                       -------------
Unmatured  Default  which has not been cured to the Lender's satisfaction.

                  (j)  No Change in the  Borrower's Condition.  There shall have
                       ---------------------------------------
been no material adverse change in the condition, financial or otherwise of the Borrower from that existing on the date of the financial statements described in
Section 6.08 of this Agreement.

                  (k)  Recordings  and Filings.  The Lender shall have  received
                       ------------------------
evidence satisfactory to it that all financing statements or other instruments, as the Lender may reasonably request, have been executed and delivered by the Borrower and filed or recorded in such public offices as the Lender may request to perfect and maintain the perfection of the security interests which secure the Loan, and to release any security interests, financing statements and/or other liens or encumbrances on any of the Collateral other than such interests, liens or encumbrances in favor of the Lender.

                  (l) Counsel  Fees.  The Borrower  shall have paid the Lender's
                      -------------
counsel fees and expenses in accordance with Section 9.01 of this Agreement.

                  (m)  Results  of Records  Searches.  The  Borrower  shall have
                       ------------------------------
delivered to the Lender results of searches of the records of such public offices as the Lender may require with respect to liens, encumbrances or other interests with respect to all existing Partnership Interests, disclosing no liens, encumbrances or interests with respect to all existing Partnership Interests other than those in favor of the Lender.

                  (n) Evidence of Ownership.  The Borrower  shall have delivered
                      ----------------------
to the Lender evidence satisfactory to the Lender of the Borrower's ownership of the Partnership Interests described on Schedule 1(P) to this Agreement. Without limiting the generality of the preceding sentence, the Borrower shall have delivered to the Lender any and all certificates and/or other writings evidencing and/or representing those Partnership Interests, together with assignments in blank in form and substance satisfactory to the Lender and its counsel in their discretion.

                  (o)  Compliance  with Section  2.03.  The Borrower  shall have
                       -------------------------------
complied with Section 2.03 of this Agreement in all respects regarding such Revolving Credit Loan.

         4.02 Conditions  Preceding to Subsequent  Revolving  Credit Loans.  The
              -------------------------------------------------------------
Lender's obligation to provide the Borrower with Revolving Credit Loans after the first Revolving Credit Loan shall be conditioned upon the fulfillment of the conditions in Sections 4.01(g) with respect to the Partnership Interests being acquired, in whole or in part with the proceeds of such Revolving Credit Loan or Loans, and upon fulfillment of the conditions in Sections 4.01 (h), (i), (j),
(k), (n) and (o) with respect to such Revolving Credit Loans.

                                    SECTION V
                                    ---------

                                General Covenants
                                -----------------

         During the term of this Agreement, the Borrower shall comply with all of the following provisions:

         5.01     Insurance.  The Borrower shall maintain insurance as follows:
                  ----------

                  (a)  Liability  Insurance.  The  Borrower  at its own cost and
                       ---------------------
expense, shall procure, maintain and carry in full force and effect general liability, public liability, workers' compensation liability, environmental hazard liability and property damage insurance with respect to the actions and operations of the Borrower to such extent, in such amounts and with such deductibles as are carried by prudent businesses similarly situated, but in any event not less than the amounts of coverage per person and per occurrence, and with the deductibles, as are provided in the Borrower's insurance in effect on the date of this Agreement. Without limiting the foregoing, such insurance shall insure against any liability for loss, injury, damage or claims caused by or arising out of or in connection with the operation of the Borrower's business including injury to or death of the Borrower's employees, agents or any other persons and damage to or destruction of public or private property.

                  (b) Physical  Damage  Insurance.  The Borrower at its own cost
                      ----------------------------
and expense, shall insure all of its insurable properties to such extent, against such hazards (including, without limitation, environmental hazards), in the amount of coverage and with such deductibles as are carried by prudent businesses similarly situated, but in any event insuring against such hazards and with such coverages and deductibles as are provided in the Borrower's insurance in effect on the date of this Agreement, and in any event in amounts of coverage not less than the insurable value of the property insured. Without limiting the foregoing, such insurance shall name the Lender as an additional insured and shall provide for payment of the proceeds thereof to the Borrower and to the Lender as their interests may appear.

                  (c)      General Insurance Requirements.
                           ------------------------------

                         (1) All  insurance  which the  Borrower  is required to
maintain shall be satisfactory to the Lender in form, amount and insurer. Such insurance shall provide that any loss thereunder shall be payable notwithstanding any action, inaction, breach of warranty or condition, breach of declarations, misrepresentation or negligence of the Borrower. Each policy shall contain an agreement by the insurer that, notwithstanding lapse of a policy for any reason, or right of cancellation by the insurer or any cancellation by the Borrower such policy shall continue in full force for the benefit of the Lender for at least thirty (30) days after written notice thereof to the Lender and the Borrower, and no alteration in any such policy shall be made except upon thirty
(30) days written notice of such proposed alteration to the Lender and the Borrower and written approval by the Lender. At or before the making of the first Loan, the Borrower shall provide the Lender with certificates evidencing its due compliance with the requirements of this Section.

                         (2)  Prior  to the  expiration  date of any  policy  of
insurance maintained pursuant to this Agreement, the Borrower shall provide the Lender with a certificate of insurance evidencing the acquisition of a new policy, or an extension or renewal of an existing policy, evidencing the Borrower's due compliance with this Section.

                         (3) If the  Borrower  fails to  acquire  any  policy of
insurance required to be maintained pursuant to this Section, or fails to renew or replace any such policy at least ten (10) days prior to the expiration thereof, or fails to keep any such policy in full force and effect, the Lender shall have the option (but not the obligation) to pay the premiums on any such policy of insurance or to take out new insurance in amount, type, coverage and terms satisfactory to the Lender, after first notifying the Borrower of the Lender's intent to pay it. Any amounts paid therefor by the Lender shall be immediately due and payable to the Lender by the Borrower upon demand. No exercise by the Lender of such option shall in any way affect the provisions of this Agreement, including the provision that failure by the Borrower to maintain the prescribed insurance shall constitute an Event of Default.

         5.02    Taxes and Other Payment Obligations.
                 ------------------------------------

                  (a) The Borrower shall pay and discharge, or cause to be paid and discharged, before any of them become in arrears, all taxes, assessments, governmental charges, levies, and claims for labor, materials or supplies which if unpaid might become a lien or charge upon any of their property, and all of their other debts, obligations and liabilities.

                  (b) The Borrower may refrain from paying any amount it would be required to pay pursuant to subparagraph (a) of this Section 5.02 if the validity or amount thereof is being contested in good faith by appropriate proceedings timely instituted which shall operate to prevent the collection or enforcement of the obligation contested, provided that if the Borrower is engaged in such a contest, it shall have set aside on its books appropriate reserves with respect thereto. If the validity or amount of any such obligations in excess of One Hundred Thousand Dollars ($100,000.00) shall be contested pursuant to the provisions of this subparagraph, the Borrower shall notify the Lender immediately upon the institution of the proceedings contesting the obligation.

         5.03    Financial Statements. The Borrower shall deliver to the Lender:
                 ---------------------

                  (a) Annual  Statements of the Borrower.  As soon as available,
                      -----------------------------------
and in any event within one hundred twenty (120) days after the end of each fiscal year, the Borrower shall furnish to the Lender an audited balance sheet, income statement, statement of cash flows, for such fiscal year, prepared by the Borrower or the CPA Firm. Together with such annual financial statements, if the CPA Firm prepared the annual financial statements, the Borrower shall furnish the Lender with the CPA Firm's statement that the CPA Firm has reviewed the provisions of this Agreement and nothing has come to the CPA Firm's attention to cause it to believe that any Event of Default or Unmatured Default exists as of the date of the statement, or, if such is not the case, specifying such Event of Default or Unmatured Default and the nature thereof, and the action the Borrower has taken or will take to correct it.

                  (b) Annual  Statements of the Guarantors.  On or before June 1
                      -------------------------------------
of each year, each Guarantor shall provide their financial statements to the Lender as at the preceding December 31, in such form, with such detail and of such scope as the Lender may determine in its discretion.

                  (c)      Additional Financial Information.  The Borrower shall
                           --------------------------------
deliver to the Lender:


                         (1)  Promptly  upon  receipt   thereof,   all  detailed
reports, management letters and the like, if any (excluding working drafts), submitted to the Borrower by the CPA Firm if the CPA Firm audited the books of the Borrower.

                         (2) Within thirty (30) days after the respective  dates
of filing the corporate federal income tax returns of the Borrower for each year, a written statement signed by the CPA Firm that the firm has prepared or reviewed the federal income tax returns of the Borrower for such year and in the firm's opinion the provisions for federal taxes based on the income of the Borrower, as recorded in the accounts, represents an adequate estimate of the liability of the Borrower for federal taxes based on income.

                         (3) Promptly upon their becoming  available,  copies of
all financial statements, reports, notices of meetings and proxy statements which the Borrower shall send to its members.

                         (4) Within thirty (30) days after the filing thereof in
the office of the Secretary of State of the Commonwealth of Kentucky, certified copies of all amendments to the Borrower's Articles of Organization and Operating Agreement.

                         (5) Such  additional  information  with  respect to the
Borrower's financial condition (including, without limitation, information regarding the Collateral) as may be reasonably requested by the Lender from time to time.

                  (e) All financial statements required under this Agreement shall be prepared on a consolidated and consolidating basis (regardless whether permitted or required under GAAP) for the Borrower and any Subsidiary which the Borrower acquires or forms at any time.

         5.04 Financial  Records.  The Borrower shall maintain a standard modern
              -------------------
system of accounting in which full, true and correct entries shall be made of all dealings or transactions in relation to its business and affairs in accordance with GAAP applied on a basis consistent with prior years and, without limitation, making appropriate accruals for estimated contingent losses and liabilities.

         5.05 Properties. The Borrower shall maintain its plants and other fixed
              -----------
assets in good condition, subject only to normal wear and tear, and make all necessary and proper repairs, renewals and replacements. The Borrower shall comply with all material leases and other material agreements in order to prevent loss or forfeiture, unless compliance is being contested in good faith by appropriate proceedings timely instituted which shall operate to prevent enforcement of the loss or forfeiture. The Lender shall have the right to inspect the Borrower's plants and other fixed assets at all reasonable times, and from time to time.

         5.06  Existence  and Good  Standing.  The Borrower  shall  preserve its
               ------------------------------
existences in good standing and shall be and remain qualified to do business and in good standing in all states and countries in which failure to so qualify would have a material adverse effect upon the Borrower.

         5.07     Notice Requirements.
                  --------------------

                  (a) Default. The Borrower shall cause its chief officer, or in
                      --------
his absence an officer of the Borrower designated by it, to notify the Lender in writing within three (3) Business Days, after the Borrower, or any of the Borrower's members or officers, has notice of any Event of Default or Unmatured Default or has notice that any representation or warranty made in this Agreement, or in any related document or instrument, for any reason was not true and complete and not misleading in any material respect when made. Such notice shall specify the nature of such Event of Default or Unmatured Default and the action the Borrower has taken or will take to correct it.

                  (b) Material  Litigation.  The Borrower  promptly shall notify
                      ---------------------
the Lender in writing of the institution or existence of any litigation or administrative proceeding to which the Borrower may be or become a party which might involve any material risk of any judgment or liability which (1) would be in excess of One Hundred Thousand Dollars ($100,000.00), or (2) would otherwise result in any material adverse change in the Borrower's business, assets or condition, financial or otherwise.

                  (c) Other Information.  From time to time, upon request by the
                      ------------------
Lender, the Borrower shall furnish to the Lender such information regarding the Borrower's business, assets and condition, financial or otherwise, as the Lender may reasonably request. The Lender shall have the right during reasonable business hours to examine all of the Borrower's business and financial books and records and to make notes and abstracts therefrom, to make an independent examination of the Borrower's books and records for the purpose of verifying the accuracy of reports delivered by the Borrower and ascertaining compliance with this Agreement.

         5.08 Revolving Credit Notes and Other Borrower Documents.  The Borrower
              ----------------------------------------------------
shall pay the Revolving Credit Notes in accordance with their respective terms, and the Borrower shall comply with the provisions of the other Borrower Documents.

         5.09  Compliance  with Law. The  Borrower  shall comply in all material
               ---------------------
respects with (a) all valid and applicable statutes, rules and regulations of the United States of America, of the States thereof and their counties, municipalities and other subdivisions and of any other jurisdiction applicable to the Borrower, including, but not limited to all applicable state and federal environmental laws and ERISA; (b) the valid and applicable orders, judgments and decrees of all courts or administrative agencies with jurisdiction over the Borrower; or its business; and (c) the applicable provisions of licenses issued to the Borrower except where compliance therewith shall be currently contested in good faith by appropriate proceedings, timely instituted, which shall operate to stay any order with respect to such non-compliance.

         5.10 Liens.  Except for security  interests  previously  granted by the
              ------
Borrower to the Lender contemporaneously with the execution of this Agreement (including, without limitation, those permitted in Section 5.02(b) and those disclosed in Section 6.13 of this Agreement), and except for liens permitted in this Agreement, the Borrower shall not (a) create or incur or suffer to be created or incurred or to exist any encumbrance, mortgage, pledge, lien, charge, restriction or other security interest of any kind upon any of the Collateral, whether owned or held on the date of this Agreement or acquired thereafter, or upon the proceeds therefrom, or (b) transfer any Collateral or the proceeds therefrom for the purpose of subjecting the same to payment of indebtedness or performance of any other obligation except payments made in accordance with Section 5.02 of this Agreement or payments made to the Lender in accordance with the terms and provisions of this Agreement, or (c) acquire, or agree or have an option to acquire, any Collateral upon conditional sale or other title retention or purchase money security agreement, device or arrangement, or (d) sell or transfer, assign, or pledge any Collateral, with or without recourse. The Borrower may incur or create, or suffer to be incurred or created or to exist, the following liens without violating the provisions of this Section 5.10:

                  (1) Statutory liens to secure claims for labor, material or supplies to the extent that payment thereof shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

                  (2) Deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pensions or other social security, or in connection with contests, to the extent that payment thereof shall not at that time be required to be made in accordance with
Section 5.02 of this Agreement.

                  (3) Statutory liens for taxes or assessments or governmental charges or levies if payment shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

                  (4) Statutory liens (and contractual liens that provide to the secured party no greater rights than equivalent statutory liens) to secure payment of rent or lease payments with respect to leases of real property to the extent that such payments shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

         5.11 Limit on Indebtedness, Guarantees, Etc. The Borrower shall not, in
              ---------------------------------------
the absence of prior written consent from the Lender, incur, assume, guarantee, or otherwise be or become liable in respect of any Indebtedness except for those matters described in Schedule 6.12 to this Agreement, if after giving pro forma effect to the Indebtedness, the Indebtedness would result in an Unmatured Default or an Event of Default.

         5.12  Articles of  Organization  and Operating  Agreement.  Without the
               ----------------------------------------------------
Lender's prior written consent, which shall not be withheld or delayed unreasonably, the Borrower shall not make any changes in or amendments to its Articles of Organization or Operating Agreement.

         5.13     Mergers,  Sales,  Transfers and Other Dispositions of Assets.
                  -------------------------------------------------------------
Without the Lender's prior written consent, which shall not be withheld unreasonably, the Borrower shall not:

                  (a) Be a party to any consolidation, reorganization (including without limitation those types referred to in Section 368 of the United States Internal Revenue Code of 1986, as amended), "stock-swap" or merger;

                  (b) Sell or otherwise transfer any material part of either its tangible or intangible assets (except for assets that are worn out or no longer used or useful in the Borrower's business), provided that Lender shall not withhold its consent if Borrower demonstrates to the satisfaction of the Lender, pursuant to pro forma financial statements and other relevant information based on assumptions acceptable to the Lender that after giving effect to the proposed sale or transfer no Event of Default or Unmatured Event of Default shall exist under this Agreement;

                  (c) Purchase all or a substantial part of the capital stock or assets of any corporation or other business enterprise;

                  (d)      Effect any change in its capital structure; or

                  (e) Liquidate or dissolve or take any corporate action with a view toward liquidation or dissolution.

         5.14 Loans.  The Borrower  shall not make any loan or advance any funds
              ------
whatsoever to any business, entity, party or individual, except advances not to exceed Five Hundred Thousand Dollars ($500,000.00), in the aggregate at any one time outstanding.

         5.15 No  Change  in  Ownership.  The  Borrower  shall  not  permit  the
              --------------------------
ownership interest of the Guarantors (and/or any Person who becomes an owner of an interest in the Borrower upon the death of one of the Guarantors through bequest or devise) to be reduced to less than one hundred percent (100%) of the outstanding membership interests of the Borrower.

         5.16 Payment of  Distributions.  In any fiscal year, the Borrower shall
              --------------------------
not pay out any Distributions in excess of the Borrower's Net Income for that fiscal year and in no event shall the Borrower pay out any Distribution while any Unmatured Default or Event of Default is in existence.

         5.17     ERISA Compliance.
                  -----------------

                  (a)  Relationship  of Vested  Benefits to Pension Plan Assets.
                       ---------------------------------------------------------
The Borrower will at all times maintain the qualified status of its Plans. The Borrower will not at any time terminate any Plan unless on the date of such termination the present value of all employee benefits vested under such Plan does not exceed the present value of the assets allocable to such vested benefits.

                  (b) Valuations.  All assumptions and methods used to determine
                      -----------
the actuarial valuation of vested employee benefits under Plans at any time maintained by the Borrower and the present value of assets of such Plans shall be reasonable in the good faith judgment of the Borrower and shall comply with all requirements of law in all material respects.

                  (c) Prohibited Actions.   Neither the Borrower nor any Plan at
                      -------------------
any time maintained by the Borrower will:

                         (1) engage in any  "prohibited  transactions"  (as such
term is defined in Section 406 or Section 2003(a) of ERISA);

                         (2) incur any "accumulated funding deficiency" (as such
term is defined in Section 302 of ERISA) whether or not waived; or

                         (3)  terminate  any such Plan in a manner  which  could
result in the  imposition of a Lien on the property of the Borrower  pursuant to
Section 4006 of ERISA.

         5.18 Joinder of  Subsidiaries.  If the Borrower creates or acquires any
              -------------------------
Subsidiary, the Borrower shall cause such subsidiary to execute and deliver to the Lender an agreement (a "Joinder Agreement") substantially in the form attached as Annex D pursuant to which such Subsidiary shall join as a Borrower hereunder and under each document to which the Borrower is named as a party. The Borrower shall cause the Joinder Agreement to be delivered to the Lender within five (5) Business Days after the date of the filing of such Subsidiary's articles of incorporation if the Subsidiary is a corporation, the date of the filing of its certificate of limited partnership if it is a limited partnership, or the date of its organization if it is an entity other than a corporation or a limited partnership.

                                   SECTION VI
                                   ----------

                         Representations and Warranties
                         ------------------------------

         To induce the Lender to enter into this Agreement and the Lender to make the Revolving Credit Loan, the Borrower and the Guarantors represent and warrant to the Lender as follows, (which warranties and representations shall be deemed to be remade and restated in full (subject only to changes of circumstances which (1) are fully disclosed by the Borrower to the Lender in writing, describing the changed circumstances, and (2) do not result in any violation of any condition, provision, promise and/or covenant of this Agreement, or otherwise result in an Unmatured Default or an Event of Default) whenever an advance under the Revolving Credit Loan is requested by the Borrower):

         6.01  Organization and Existence.  The Borrower is a limited  liability
               ---------------------------
company duly organized, validly existing, and in good standing under the laws of the Commonwealth of Kentucky. The Borrower has all necessary power and authority to carry on its business conducted on the date of this Agreement. The Borrower is qualified to do business as a foreign limited partnership, and is in good standing, in all states and in all foreign countries in which it owns any property or carries on substantial activities or is otherwise required to be so qualified, and is duly authorized, qualified and licensed under all laws, regulations, ordinances or orders of public authorities to carry on its business in the places and in the manner conducted on the date of this Agreement.

         6.02 Right to Act. No  registration  with or consent or approval of any
              -------------
governmental agency of any kind is required for the execution, delivery, performance and enforceability of the Borrower Documents. The Borrower has full power and authority, corporate and otherwise, to execute, deliver and perform the Borrower Documents.

         6.03 No Conflicts.  The Borrower's execution,  delivery and performance
              -------------
of the Borrower Documents do not, and will not, (a) violate any existing provision Articles of Organization or Operating Agreement of the Borrower or any law, rule, regulation, or judgment, order or decree applicable to the Borrower or (b) otherwise constitute a default, or result in the imposition of any lien under (1) any material existing contract or other obligation binding upon the Borrower or its property, with or without the passage of time or the giving of notice or both; (2) any law, rule or regulation applicable to the Borrower or its business; or (3) any judgment, order or decree of any court or administrative agency applicable to the Borrower or its business.

         6.04  Authorization.  The  execution,  delivery and  performance by the
               --------------
Borrower of the Borrower Documents has been duly authorized, and the Borrower Documents have been duly executed and delivered.

         6.05  Enforceable  Agreements.  This  Agreement and the other  Borrower
               ------------------------
Documents are legally valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or limiting creditors rights or equitable principals generally.

         6.06  Contingent  Obligations.  The Borrower does not have any material
               ------------------------
contingent obligations, material liabilities for taxes, material long-term leases or unusual material forward or long-term commitments, which have not been disclosed to the Lender.

         6.07  Litigation.  Except for those matters  described in the financial
               -----------
statements referenced in Section 6.08 of this Agreement or otherwise disclosed in writing by the Borrower to Lender, there is no litigation, at law or in equity, or any proceeding before any federal, state or municipal court, board or other governmental or administrative agency pending, or to the knowledge of the Borrower, threatened which is likely to involve any material judgment or liability against the Borrower or which might otherwise result in any material adverse change in the Borrower's business, assets or condition, financial or otherwise. No judgment, decree or order of any federal, state or municipal court, board or other governmental or administrative agency has been issued against the Borrower or any of its assets which has, or will likely have, a material adverse effect on the Borrower's business, assets or condition, financial or otherwise.

         6.08 Financial  Statements.  The Borrower's  financial statements dated
              ----------------------
April 30, 2000, have been furnished to the Lender. Those financial statements are true and complete in all material respects, have been prepared in accordance with GAAP, do not omit reference to any material contingent liabilities of any kind not otherwise disclosed by Borrower to the Lender in writing, and fairly present the financial condition of the Borrower as of the date of those financial statements. Nichols' financial statements dated December 31, 1999, and Lavin's financial statements dated March 31, 2000, have been furnished to the Lender. Those financial statements are true and complete in all material respects, do not omit reference to any material contingent liabilities of any kind not otherwise disclosed by Borrower to the Lender in writing and fairly present the financial condition of the Nichols and Lavin, respectively, as of the date of the financial statements.

         6.09     Compliance with Contractual Obligations, Laws and Judgments.
                  ------------------------------------------------------------

                  (a) The Borrower is not in default in the payment, performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any lease, indenture, mortgage, deed of trust, promissory note, agreement or undertaking to which it is a party or by which its assets are bound.

                  (b) The Borrower has not violated any applicable statute, regulation or ordinance of the United States of America or of any state, municipality or any other subdivision, jurisdiction or agency thereof, in any respect materially and adversely affecting the Borrower's business, property, assets, operations or conditions, financial or otherwise.

                  (c) The Borrower is not in default with respect to any judgment, order, writ, injunction, decree or demand of any court, arbitrator or governmental agency or body.

          6.10 Investment Company.  The Borrower is not an "investment  company"
               -------------------
or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

         6.11 Tax  Returns.  The  Borrower  has filed all tax returns  which are
              -------------
required to be filed and has paid, or made adequate provision for the payment of, all taxes which have or may become due pursuant to such returns or pursuant to assessments received. The Borrower knows of no material additional assessments for which adequate reserves have not been established, and the Borrower has made adequate provision for all current taxes.

         6.12 No Undisclosed  Liabilities  or Guaranties.  The Borrower does not
              -------------------------------------------
have any material liabilities, direct or contingent, except as disclosed or referred to in the financial statements referred to in Section 5.03 of this Agreement or otherwise disclosed to Lender in writing or incurred by Borrower after such date and not prohibited by the express terms of this Agreement, nor has the Borrower guaranteed, or otherwise become responsible for, the material obligations of any person, firm or corporation, other than as set out on
Schedule 10.12 of this Agreement or otherwise not in contravention of any of the Borrower Documents.

         6.13 Title to Properties. The Borrower has good and marketable title to
              --------------------
all of its property and assets of all character, free and clear of all mortgages, liens, interests, and encumbrances except (a) encumbrances granted to the Lender, (b) minor irregularities in title which do not materially interfere with the use and enjoyment by the Borrower of such properties and assets in the normal course of business as presently conducted, or materially impair the value thereof for such business, (c) those encumbrances described on Schedule 6.13 to this Agreement, and (d) any other encumbrances permitted under the express terms of the Borrower Documents.

         6.14 Trademarks and Permits.  The Borrower possesses adequate licenses,
              -----------------------
patents, copyrights, trademarks and trade names to conduct their businesses as now conducted. Neither the Borrower nor any of its officers, directors or employees has received notice or has knowledge of any claim that the Borrower has violated any other person's license, patent, copyright, trademark or trade name, or that the Borrower's licenses, patents, copyrights, trademarks or trade names are currently being infringed. The Borrower has all governmental permits, certificates, consents and franchises necessary to carry on their businesses as now conducted and to own or lease and operate their properties as now owned, leased or operated. All such governmental permits, certificates, consents and franchises are valid, and in effect, and the Borrower is not in violation thereof, and none of them contains any term, provision, condition or limitation more burdensome than generally applicable to persons engaged in the same or similar business.

         6.15 No  Defaults.  The  Borrower  is not in default in the  payment or
              -------------
performance of any of its obligations or in the performance of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which it is a party or by which it or any of its assets may be bound, which default would have a material adverse effect on the business operations, assets or condition, financial or otherwise, of the Borrower, taken as a whole. No Unmatured Default or Event of Default hereunder or under the other Borrower Documents has occurred and is continuing. The Borrower is not in default under any order, award or decree of any court, arbitrator or governmental authority binding upon or affecting it or by which any of its assets may be bound or affected which default would have a material adverse effect on the business of such Borrower. The Borrower is not subject to any order, award or decree which is likely to materially adversely affect the ability of the Borrower to carry on its business as currently conducted or the ability of the Borrower to perform its obligations under this Agreement and/or the other Borrower Documents to which it is a party.

         6.16 Employee Benefit Plans. Except as have been otherwise disclosed in
              -----------------------
writing to the Lender, any Plans in existence are in substantial compliance with ERISA, no Plan is insolvent or in reorganization, no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code, the Borrower has not incurred any material liability (including any material contingent liability) to or on account of a Plan pursuant to Sections 4062, 4063, 4064, 4201 or 4204 of ERISA, no proceedings have been instituted to terminate any Plan, and no condition exists which presents a material risk to the Borrower of incurring a liability to or on account of a Plan pursuant to any of the foregoing sections of ERISA.

         6.17 No  Material  Adverse  Conditions.  There is no fact  known to the
              ----------------------------------
Borrower (other than matters of a general economic or political nature) which materially adversely affects the business, property, assets or financial condition of the Borrower which has not been disclosed to the Lender or set forth in the other documents, certificates and statements furnished to the Lender by or on behalf of the Borrower prior to the date hereof in connection with the transactions contemplated hereby.

         6.18 Regulations Q and U. The Borrower is not engaged  principally,  or
              --------------------
as one of the Borrower's important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation Q of the Board of Governors of the Federal Reserve System), and will not use the proceeds of the Loans so as to violate Regulation U as it may be amended or interpreted from time to time by the Board of Governors of the Federal Reserve System.

         6.19   Environmental   Matters.   Except  as  otherwise  disclosed   in
                ------------------------
writing to the Lender,
the Borrower fully complies with all federal, state and local environmental laws, rules, regulations, ordinances and other requirements including, without limitation, those which relate to the production, storage, disposal or use of any and all hazardous or toxic wastes, and including, without limitation, the provisions of 42 U.S.C.ss.ss.9601 et seq. (CERCLA, Super Fund); and 42
U.S.C.ss.ss.6901 et seq. (RCRA).      --------
                 -------

         6.20     No Public Utility Holding Company.       The Borrower is not a
                  ----------------------------------
"holding company," or a "subsidiary company" of a "holding company," or an affiliate of either, within the meaning of the Public Utility Holding Company Act of 1935, as amended.

         6.21     No Subsidiaries.  The Borrower has no Subsidiaries.
                  ----------------

         6.22   Disclosure. Neither this Agreement, nor any agreement, document,
                -----------
certificate or statement furnished to the Lender by or on behalf of the Borrower in connection with the transactions contemplated by this Agreement contains any untrue statement of any material fact or, except in the case of budgets and forward financial forecasts, omits to state any material fact necessary to make the statements contained herein or therein not misleading as of the time the Borrower makes the statement; provided however, that the Borrower has an immediate and continuing obligation to supplement any of the foregoing if it should subsequently contain an untrue statement of any material fact or omits to state any material fact necessary to make the statements contained herein or therein not misleading. There is no fact known to the Borrower which materially and adversely affects, or in the future is likely to materially and adversely affect, the Borrower's business, operations, affairs or condition, financial or otherwise, which has not been disclosed to the Lender.

                                   SECTION VII
                                   -----------

                                Events of Default
                                -----------------

         The occurrence of any one or more of the following shall constitute an Event of Default under this Agreement (an "Event of Default"):

         7.01  Failure  to Pay.  If the  Borrower  shall fail to pay in full any
               ----------------
installment of principal or interest on any of the Notes, or payments required by this Agreement, within five (5) days after such payment first became due.

         7.02 No Notice Required.  If the Borrower with respect to the following
              -------------------
provisions shall fail to observe, perform or comply with any term, obligation, covenant, agreement, condition or other provision contained in Sections 5.02, 5.04, 5.07, 5.10, 5.12, 5.13, 5.15, or 5.18 of this Agreement, or any Event of
Default occurs under any of the other Borrower Documents.

         7.03  Notice  Required.  If the  Borrower  with  respect  to any  term,
               -----------------
obligation, covenant, agreement, condition or other provision (other than those referred to in Sections 9.01 or 9.02 hereof) contained or referred to in any of the Borrower Documents shall fail to observe, perform or comply with those provisions, and such failure shall not have been fully corrected within thirty
(30) days after the Lender has given written notice thereof to such obligor.

         7.04 Falsity of  Representation or Warranty.  If any  representation or
              ---------------------------------------
warranty or other statement of fact contained in any of the Borrower Documents or in any writing, certificate, report or statement at any time furnished the Lender by or on behalf of the Borrower pursuant to or in connection with this Agreement shall have been false or misleading in any material respect or which shall omit a material fact, whether or not made with knowledge, at the time it was made.

         7.05  Judgments.  If a final  judgment or judgments  for the payment of
               ----------
money in excess of the sum of One Hundred Thousand Dollars ($100,000.00), in the aggregate, or with respect to property with a value in excess of such amount, shall be rendered against the Borrower and such judgment or judgments shall remain unsatisfied for a period of thirty (30) consecutive days after the entry thereof and within that thirty (30) days has not been (a) stayed pending appeal, or (b) discharged.

         7.06 Adverse  Financial Change. If there should be any material adverse
              --------------------------
change in the financial condition of the Borrower as determined in Lender's discretion, from its financial condition as shown on the financial statements referred to in Section 6.08 of this Agreement, and such adverse change is not fully corrected to Lender's reasonable satisfaction within sixty (60) days after notice with respect thereto from the Lender.

         7.07 Other Obligations.  Subject to the exception  contained in Section
              ------------------
5.02(b) of this Agreement, if the Borrower shall fail to observe, perform or comply with the terms, obligations, covenants, agreements, conditions or other provisions of any agreement, document or instrument (including leases) other than this Agreement and the other Borrower Documents which (a) the Lender or any of its Affiliates has entered into with the Borrower and which involves any Indebtedness to the Lender and/or any of its Affiliates in any amount or (b) any other Person has entered into with the Borrower and/or any of its Affiliates which involves Indebtedness (or in the case of leases, in total lease obligations under any single lease) in any single instance exceeding Five Hundred Thousand Dollars ($500,000.00).

         7.08 Dissolution or Termination of Existence.  If the Borrower,  either
              ----------------------------------------
Guarantor and/or any Affiliate of the Borrower takes any action that is intended to result in the termination, dissolution or liquidation of the Borrower.

         7.09     Solvency.
                  ---------

                  (a) If the Borrower or either Guarantor shall (1) have an order of relief entered in any proceeding filed by it under the federal bankruptcy laws (as in effect on the date of this Agreement or as they may be amended from time to time); (2) admit its inability to pay its debts generally as they become due; (3) become insolvent in that its total assets are in the aggregate worth less than all of its liabilities or it is unable to pay its debts generally as they become due; (4) make a general assignment for the benefit of creditors; (5) file a petition, or admit (by answer, default or otherwise) the material allegations of any petition filed against it, in bankruptcy under the federal bankruptcy laws (as in effect on the date of this Agreement or as they may be amended from time to time), or under any other law for the relief of debtors, or for the discharge, arrangement or compromise of their debts; or (6) consent to the appointment of a receiver, conservator, trustee or liquidator of all or part of its assets.

                  (b) If a petition shall have been filed against the Borrower or either Guarantor in proceedings under the federal bankruptcy laws (as in effect on the date of this Agreement, or as they may be amended from time to time), or under any other laws for the relief of debtors, or for the discharge, arrangement or compromise of their debts, or an order shall be entered by any court of competent jurisdiction appointing a receiver, conservator, trustee or liquidator of all or part of the Borrower's assets, and such petition or order is not dismissed or stayed within sixty (60) consecutive days after entry thereof.

                                  SECTION VIII
                                  ------------

                              Remedies Upon Default
                              ---------------------

         Notwithstanding anything to the contrary, if any Event of Default occurs under Section 7.09 of this Agreement, the Revolving Credit shall automatically terminate (if not previously terminated or expired), and the entire unpaid balance of all Revolving Credit Loans and Revolving Credit Notes, and all other obligations of the Borrower under and/or in connection with the Borrower Documents, shall automatically, without requirement of any presentment, demand or notice of any kind (all of which are hereby waived by the Borrower), become immediately due and payable in full. Also notwithstanding any other provision of this Agreement, if any other Event of Default under this Agreement occurs, the Lender, in its individual discretion, and without notice to the Borrower, may terminate the Revolving Credit, in which case the Lender shall be under no further obligation to grant any Revolving Credit Loans to the Borrower. In addition, upon the occurrence of any Event of Default, and at any time thereafter, unless all Events of Default have been waived in a writing signed by the Lender specifically providing the waiver, the Lender shall have all of the following rights and remedies and it may exercise one or more of them, singly or in conjunction with others.

         8.01  Right to  Offset.  The  Lender  shall  have the  right to set off
               -----------------
against, or appropriate and apply toward the payment of, the obligations of the Borrower to that Lender, pursuant to this Agreement or as evidenced by the Revolving Credit Notes whether such obligations shall have matured in due course or by acceleration, any and all deposit balances and other sums and indebtedness then held or owed by that Lender to or for the credit or account of the Borrower and/or either Guarantor. For such purpose the Borrower and each Guarantor hereby pledges to and grants a security interest in such deposit balances, other sums and indebtedness of the Lender to secure all of the Borrower's obligations under this Agreement and the Revolving Credit Notes. Such offsets following an Event of Default may occur without notice to or demand upon the Borrower, either Guarantor or any other Person, all of such notices and demands being hereby waived.

         8.02 Enforcement of Rights. The Lender shall have the right, to proceed
              ----------------------
to protect and enforce its rights by suit in equity, action at law or other appropriate proceedings either for specific performance of any covenant or condition contained in any of the Borrower Documents, or in aid of the exercise of any power granted in any of the Borrower Documents.

         8.03 Rights Under Security Instruments.  The Lender shall also have all
              ----------------------------------
rights and remedies granted it under the Pledge Agreement, the Guaranty Agreements and any and all other Borrower Documents securing or intending to secure the Borrower's obligations under the Revolving Credit Notes, or any other indebtedness or obligation of the Borrower under the Borrower Documents.

         8.04 Cumulative Remedies.  All of the rights and remedies of the Lender
              --------------------
upon occurrence of an Event of Default shall be cumulative to the greatest extent permitted by law, may be exercised successively or concurrently, from time to time, and shall be in addition to all of those rights and remedies afforded the Lender at law, or in equity, or in bankruptcy. Notwithstanding the foregoing, the Lender shall be entitled to recover from the cumulative exercise of all remedies an amount no greater than the sum of (a) the aggregate outstanding principal amount of the Loan, (b) all accrued but unpaid interest with respect to the aggregate principal amount of the Loan, (c) any other amounts that the Borrower is required by this Agreement to pay to the Lender (for example, and without limitation, the reimbursement of expenses and legal fees, and late charges), and (d) any costs, expenses or damages which the Lender is otherwise permitted to recover by the terms of this Agreement. Any exercise of any right or remedy shall not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

                                   SECTION IX
                                   ----------

                                Fees and Expenses
                                -----------------

         9.01  Transaction  Expenses.  The Borrower shall pay to the Lender upon
               ----------------------
demand all out-of-pocket expenses incurred by the Lender in connection with the transactions contemplated by this Agreement, including, but not limited to the Lender's reasonable attorneys' fees incurred in preparing, negotiating and closing the Borrower Documents and any and all costs and fees incurred in connection with the recording or filing of any documents or instruments, and/or in searches of, any public office, pursuant to or as a consequence of this Agreement, or to perfect or protect any security for the Loans. The Borrower shall also pay to the Lender, promptly following the Lender's request, all out-of-pocket expenses incurred by the Lender from time to time in the administration of the Loans, including, without limitation, any out-of-pocket expenses (including, but not limited to, attorneys' fees) incurred by the Lender if any of the Borrower Documents should be amended, extended and/or renewed from time to time, or if additional Borrower Documents are prepared.

         9.02  Enforcement  Expenses.  If any Event of Default shall occur under
               ----------------------
this Agreement, or any default shall occur under any of the Borrower Documents or any related documents, the Borrower shall pay to the Lender, to the extent allowable by applicable law, such amounts as shall be sufficient to reimburse the Lender fully for all of its costs and expenses incurred in enforcing and/or protecting its rights and remedies under the Borrower Documents and any related documents, including without limitation its reasonable attorneys' fees and court costs. Such amounts shall be deemed to be included in the obligations secured by the Security Agreement.

                                    SECTION X
                                    ---------

                            Miscellaneous Provisions
                            ------------------------

         10.01  Business  Days. If any provision of this Agreement or any of the
                ---------------
other Borrower Documents requires that the Borrower make any payment, or otherwise perform any act, on a day on which the Lender is not open for business, then that payment or action shall be deemed to be due on the first day thereafter that the Lender is open for business.

         10.02 Term of this Agreement. The term of this Agreement shall commence
               -----------------------
as of the date hereof, and continue until all Loans and accrued but unpaid interest thereon shall have been paid in full and the Borrower shall have paid or performed all of its obligations hereunder.

         10.03 No  Waivers.  Failure  or delay by the Lender in  exercising  any
               ------------
rights shall not be deemed to be or operate as a waiver of that right, nor shall any right be exclusive of any other right referred to in this Agreement, or in any other related document, or available at law or in equity, by statute or otherwise. Any single or partial exercise of any right shall not preclude the further exercise of that right. Every right of the Lender shall continue in full force and effect until such right is specifically waived in a writing signed by the Lender.

         10.04 Course of Dealing. No course of dealing between the Borrower, the
               ------------------
Guarantors and the Lender shall operate as a waiver of any of the Lender's rights under any of the Borrower Documents.

         10.05 Certain Waivers by the Borrower and the Guarantors.  The Borrower
               ---------------------------------------------------
and each Guarantor hereby waives, to the extent permitted by applicable law, (a) all presentments, demands for performances, notices of nonperformance (except to the extent specifically required by this Agreement or any other of the Borrower Documents), protests, notices of protest and notices of dishonor in connection with the Notes (b) any requirement of diligence or promptness on the part of the Lender in enforcement of rights under the provisions of any of the Borrower Documents, and (c) any requirement of marshaling assets or proceeding against persons or assets in any particular order.

         10.06 Severability. If any part, term or provision of this Agreement is
               -------------
held by any court to be unenforceable or prohibited by any law applicable to this Agreement, the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or, if it is totally unenforceable, as if this Agreement did not contain that particular part, term or provision.

         10.07    Time of the Essence.    Time  shall  be of  the essence in the
                  --------------------
performance of all of the Borrower's and the Guarantors' obligations under the Borrower Documents.

         10.08 Benefit and Binding  Effect.  This  Agreement  shall inure to the
               ----------------------------
benefit of the Lender, its successors and assigns, and all obligations of the Borrower and the Guarantors shall bind their heirs, executors, successors and, if and to the extent assignment is otherwise permitted by this Agreement, assigns.

         10.09  Further  Assurances.  The  Borrower  shall  sign such  financing
                --------------------
statements or other documents or instruments as the Lender may request from time to time more fully to create, perfect, continue, maintain or terminate the rights and security interests intended to be granted or created pursuant to this Agreement, the Security Agreement, and any other Borrower Documents.

         10.10  Incorporation  by  Reference.  All  schedules,  annexes or other
                -----------------------------
attachments to this Agreement are incorporated into this Agreement as if set out in full at the first place in this Agreement that reference is made thereto.

         10.11 Entire  Agreement;  No Oral  Modifications.  This Agreement,  the
               -------------------------------------------
schedules and annexes hereto, and the documents and instruments referred to herein constitute the entire agreement of the parties with respect to the subject matter hereof, and supersede all prior understandings with respect to the subject matter hereof. No change, modification, addition or termination of this Agreement or any of the Borrower Documents shall be enforceable unless in writing and signed by the party against whom enforcement is sought.

         10.12  Headings.  The headings used in this  Agreement are included for
                ---------
ease of reference only and shall not be considered in the interpretation or construction of this Agreement.

         10.13  Governing  Law.  This  Agreement  and the related  documents and
                ---------------
instruments shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky without regard to conflicts of laws unless, except to the extent that the laws of any other state, province or country where the Collateral is located require that the laws of such other state, province or country shall govern the creation, perfection or enforcement of the Lender's rights and security interests in such Collateral.

         10.14 Assignments. Neither the Borrower nor either Guarantor may assign
               ------------
any rights under this Agreement to any other party. Any attempted assignment shall be a default under this Agreement and shall be null and void.

         10.15    Multiple Counterparts.
                  ----------------------

                  (a) This Agreement may be signed by each party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

                  (b) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms thereof to produce or account for more than one of such counterparts.

         10.16    Notices.
                  --------

                  (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) Business Days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

                  (b) Except as provided in subsection (c) below, all notices or communications under this Agreement shall be in writing and shall be hand-delivered, sent by courier, or mailed to the parties addressed to the addresses as follows and any notice so addressed and (1) hand-delivered, shall be deemed to have been given when so delivered, or (2) mailed by registered or certified mail, return receipt requested, shall be deemed to have been given when mailed, or (3) delivered to a recognized small package overnight courier service to the address of the intended recipient with shipping prepaid, shall be deemed to have been given when so delivered to such courier. Addresses for notices are as follows:

                  (1)      If to the Lender: BANK OF LOUISVILLE
                                             500 W. Broadway
                                             Louisville, Kentucky  40202

                  with a courtesy copy to:   BROWN, TODD & HEYBURN PLLC
                                             400 West Market Street, 32nd Floor
                                             Louisville, Kentucky  40202-3363
                                             Attn:  Charles R. Keeton, Esq.

                  (2)      If to the Borrower: ORIG, LLC
                                               10172 Linn Station Road 200
                                               Louisville, Kentucky  40223
                                               Attn:    Neil Mitchell

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.

                  (3)      If to the Guarantor:  J. D. NICHOLS
                                                 10172 Linn Station Road 200
                                                 Louisville, Kentucky  40223

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.

                  (4)      If to the Guarantor:  BRIAN LAVIN
                                                 10172 Linn Station Road 200
                                                 Louisville, Kentucky  40223

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.


                   (c) The parties may at any time, and from time to time, change the address or addresses to which notice shall be mailed by written notice setting forth the changed address or addresses.

         10.17 Survival of Covenants. All covenants, agreements,  warranties and
               ----------------------
representations made by the Borrower herein shall survive the making of each Revolving Credit Loan and the execution and delivery of the Borrower Documents, and shall be deemed to be remade and restated by the Borrower each time the Borrower requests a Revolving Credit Loan.

         10.18. Consent to Jurisdiction. THE BORROWER AND THE GUARANTORS CONSENT
                ------------------------
TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVE ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE PARTIES AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE ADDRESSES PROVIDED IN THE PREAMBLE TO THIS AGREEMENT. THE BORROWER AND THE GUARANTORS ALSO AGREE THAT NONE OF THEM SHALL COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP AMONG THE PARTIES THAT MAY EXIST FROM TIME TO TIME.

         10.20 JURY TRIAL WAIVER.  THE BORROWER AND EACH GUARANTOR HEREBY WAIVES
               ------------------
ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE REVOLVING CREDIT NOTES, THE PLEDGE AGREEMENT, THE GUARANTY AGREEMENTS AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT THIS
WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTORS. THE BORROWER AND EACH GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS OF THIS AGREEMENT, THE REVOLVING CREDIT NOTES, THE PLEDGE AGREEMENT, THE GUARANTY AGREEMENTS AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.

         10.21 ACKNOWLEDGEMENT. THE BORROWER ACKNOWLEDGES THAT IT HAS RECEIVED A
               ----------------
COPY OF THIS AGREEMENT AND EACH OF THE OTHER BORROWER DOCUMENTS, AS FULLY EXECUTED BY THE PARTIES THERETO. THE BORROWER ACKNOWLEDGES THAT IT (A) HAS READ THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY ITS REPRESENTATIVES OR ADVISORS; (B) IS THOROUGHLY FAMILIAR WITH THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS; AND (C) HAS HAD THE OPPORTUNITY TO ASK SUCH QUESTIONS TO REPRESENTATIVES OF THE LENDER, AND RECEIVE ANSWERS THERETO, CONCERNING THE TERMS AND CONDITIONS OF THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS AS IT DEEMS NECESSARY IN CONNECTION WITH THE ITS DECISION TO ENTER INTO THIS AGREEMENT.


             [THIS BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                      31-A

         IN WITNESS WHEREOF, the parties have signed this Agreement as of the date set forth in the preamble hereto, but actually on the dates set forth below.

                                      Lender:

                                      BANK OF LOUISVILLE


                                      By /s/ Richard Bean
                                        ----------------------------------------
                                        Richard Bean, Senior Vice President

                                      Date: August 15, 2000


                                      Borrower:

                                      ORIG, LLC


                                      By /s/ J.D. Nichols
                                        ----------------------------------------
                                        J. D. Nichols, Manager

                                      Date: August 15, 2000



                                      /s/ J.D. Nichols
                                      ------------------------------------------
                                      J. D. NICHOLS

                                      Date: August 15, 2000



                                      /s/ Brian Lavin
                                      ------------------------------------------
                                      BRIAN LAVIN

                                      Date: August 15, 2000

Annexes

          Annexes A-1 - A-3   Forms of Revolving Credit Notes in favor of the
                              Lender
          Annex B             Form of Pledge Agreement
          Annex C             Paragraphs for Opinion of Counsel for the Borrower
                              and Guarantor
          Annex D             Form of Joinder Agreement
          Annex E             Form of Partnership Notice and Acknowledgement

Schedules

          Schedule 1(P)       Partnership Interests
          Schedule 10.12      Permitted Liabilities
          Schedule 10.13      Permitted Encumbrances

                                                                    EXHIBIT 3(a)


                             AGREEMENT, BILL OF SALE
                                 AND ASSIGNMENT

                     AGREEMENT, BILL OF SALE AND ASSIGNMENT
                     --------------------------------------


     THIS AGREEMENT, BILL OF SALE AND ASSIGNMENT (the "Agreement") is made and entered into this ___ day of February, 2000, by and among (i) ROGER M. KALAR and MARTHA KALAR, his wife, with mailing address at Old Avon Village, P.O. Box 788, Building 39, Avon, Connecticut 06001 (collectively, "Kalar") and DAVID WARSHAWSKY and MARILYN WARSHAWSKY, his wife, with mailing address at 1506 Berwick Road, Baltimore, Maryland 21204 (collectively, "Warshawsky") (Kalar and Warshawsky are hereinafter collectively referred to herein as the "Sellers"), and (ii) ORIG, LLC, a Kentucky limited liability company, with principal office and place of business at 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Buyer").

                              PRELIMINARY STATEMENT

     The Sellers own certain limited partnership interests (the "Units") in the "NTS Public Partnerships" (as that term is hereinafter defined) and desire to sell the same to the Buyer, and the Buyer desires to purchase the same from the Sellers, in accordance with the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. The Sellers hereby sell, transfer, convey and assign to the Buyer those Units in the NTS Public Partnerships owned by the Sellers as set forth on Exhibit A attached hereto and made a part hereof (all of the entities referred to on Exhibit A are hereinafter collectively referred to as the "NTS Public
Partnerships"   and  each  is   individually   referred  to  as  a  "NTS  Public
Partnership").

     2. Each of the Sellers represents and warrants that he or she owns the respective Units in the NTS Public Partnerships as identified on Exhibit A hereto, free and clear of all liens, encumbrances and security interests whatsoever, and that he or she will defend title to the Units hereby conveyed against the claims and demands of all persons. Each of the Sellers further represents and warrants that he or she has had the opportunity to ask questions and receive answers concerning the NTS Public Partnerships, to inspect and copy material documents relating to the NTS Public Partnerships, and to obtain all additional information necessary to verify the accuracy of such information. Each of the Sellers further represents and warrants that he or she, either alone or with his or her purchaser representative, has such knowledge and experience in financial matters that he or she is capable of evaluating the merits and risks of this sale. Each of the Sellers further represents and warrants that as of the date hereof, none of them own, either individually or jointly with another, or as a beneficiary, any other limited partnership interests in any of the NTS Public Partnerships, and the Sellers further warrant and agree that from and after the date hereof, they shall not acquire a partnership interest in any form whatsoever in any of the NTS Public Partnerships.

     3. Each of the Sellers hereby agrees to execute and deliver to the Buyer, or if such Units are held in trust for the benefit of a Seller, the respective Seller shall cause the trustee or custodian to execute and deliver to the Buyer, contemporaneously with the execution and delivery of this Agreement, the following documents:

                  (A) A Partnership Transfer Form, a form of which is attached hereto and made a part hereof as Exhibit B, with respect to the Units in each of the NTS Public Partnerships which the respective Seller owns; and

                  (B) The original Certificates, if any, representing the Units owned in each of the NTS Public Partnerships duly assigned to the Buyer. If the Certificates have been lost, then the Sellers will execute and deliver an Affidavit of Loss and Indemnity Agreement, a form of which is attached hereto and made a part hereof as Exhibit C, with respect to the lost Certificates.

     4. As payment for the assignment of the Sellers' Units in the NTS Public Partnerships pursuant to Paragraph 1 hereof, the Buyer hereby agrees (a) to pay Kalar the sum of Six Hundred Seventy-Five Thousand and 00/100 Dollars ($675,000.00) and (b) to pay Warshawsky the sum of Two Hundred Twenty-Five Thousand and 00/100 Dollars ($225,000.00) (collectively, the "Purchase Price"). The Purchase Price for the Units shall be wire transferred by Buyer to Sellers, pursuant to written wire instructions received from Sellers, within three (3) business days of receipt by Buyer of all transfer documents necessary, appropriate or required in order to evidence the transfer of the Units to Buyer as contemplated herein. Upon the payment of the Purchase Price by Buyer to Sellers and delivery by Sellers to Buyer of the documents evidencing the transfer of the Units as contemplated in Paragraph 3 hereof, the Buyer shall be entitled to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of the Units herein conveyed.

     5. The Purchase Price shall be allocated to the different  Units in the NTS
Public   Partnerships  as  is  specified  opposite  each  of  those  NTS  Public
Partnerships on Exhibit A.

     6. The Sellers and their respective heirs, personal representatives, successors and assigns, hereby agree from and after the date hereof to keep confidential and not disclose without the prior written consent of the Buyer (a) the existence of this Agreement, or (b) the terms and conditions of this Agreement. The foregoing restriction shall not apply to disclosures and information which (i) are required to comply with any applicable court or administrative order, law, statute or regulation, (ii) are required to enforce this Agreement, or (iii) are already in the public domain or enter the public domain through a third party who does not thereby breach an obligation of confidentiality required by this Agreement.

     7. The Sellers and the Buyer hereby release any and all claims, liabilities, actions, causes of action, demands, lawsuits, losses, damages and the like, whatsoever that each may have against the other and Buyer's affiliates and their officers, directors and employees, whether known or unknown, matured or unmatured, contingent or absolute, except that the obligations of the Sellers and the Buyer under this Agreement are not released.

     8. The parties hereto hereby appoint the respective general partner of each of the NTS Public Partnerships to transfer ownership of the Units conveyed herein on the books and records of the respective NTS Public Partnership, and the parties hereto further agree to execute and deliver any and all additional documents required by such general partner in order to effect the transfer of the Units contemplated herein.

     9. The parties hereto hereby agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur. Without limiting any rights or remedies available to the Buyer, upon the violation of any provision hereof, each of the Sellers hereby acknowledge that the Buyer is entitled to institute and prosecute proceedings in any court of competent jurisdiction, either at law or in equity, to obtain damages for any willful breach of this Agreement or to enforce specific performance of this Agreement.

     10. All notices and other communications hereunder shall be given in writing and shall be sufficiently given when personally delivered, delivered by a nationally recognized overnight courier service, or when sent in the U.S. mail, registered or certified, return receipt requested, postage prepaid, addressed as follows (or to such other address or to such other person as to which any party hereto shall have given the other parties hereto written notice):

      If to Kalar:                       Mr. and Mrs. Roger M. Kalar
                                         Old Avon Village
                                         P.O. Box 788, Building 39
                                         Avon, CT  06001

      If to Warshawsky:                  Mr. and Mrs. David Warshawsky
                                         1506 Berwick Road
                                         Baltimore, MD 21204

      If to Buyer:                       ORIG, LLC
                                         10172 Linn Station Road
                                         Louisville, KY 40223
                                         Attention: Neil A. Mitchell

     11. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky, without regard to its conflicts of law rules.

     12. This Agreement may not be amended or modified, unless in writing signed by all parties.

     13. This Agreement shall be binding upon the parties hereto, and their respective legal representatives, heirs, successors and assigns.

     14. This Agreement contains the entire understanding between the parties hereto pertaining to its subject matter and supersedes all other agreements and understandings, both oral and written, between the parties hereto concerning the subject matter hereof.

         IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day, month and year first above written.


                                             /s/ Roger M. Kalar
                                             -----------------------------------
                                             ROGER M. KALAR

                                             /s/ Martha C. Kalar
                                             -----------------------------------
                                             MARTHA KALAR

                                                 (collectively, "Kalar")


                                             /s/ David Warshawsky
                                             -----------------------------------
                                             DAVID WARSHAWSKY

                                             /s/ Marilyn Warshawsky
                                             -----------------------------------
                                             MARILYN WARSHAWSKY

                                                  (collectively, "Warshawsky")



                                             ORIG, LLC


                                             By:
                                                --------------------------------
                                             Title:
                                                  ------------------------------

                                                   (the "Buyer")

                                                                    EXHIBIT 3(b)


                        J.D. NICHOLS' COMMERCIAL GUARANTY
                           OF BUSINESS LOAN AGREEMENT

                               COMMERCIAL GUARANTY

Principal Loan Date Maturity  Loan No. Call  Collateral Account Officer Initials
                                       A4A0  5514               8410

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
--------------------------------------------------------------------------------
Borrower:ORIG, L.L.C. (TIN: 61-1324094) Lender:Community Trust Bank, N.A.
         10172 LINN STATION ROAD               Louisville Loan Production Office
         LOUISVILLE, KY 40223                  4350 Brownsboro Road
                                               Louisville, KY 40207

Guarantor: J.D. NICHOLS
           8917 CROMWELL HILL ROAD
           LOUISVILLE, KY 40222
================================================================================
AMOUNT OF GUARANTY. The amount of this Guaranty is 75.000% of all amounts due from Borrower to Lender as provided below, however in no event to exceed One Million Five Hundred Thousand & 00/100 Dollars ($1,500,000.00).

GUARANTY. For good and valuable consideration, J. D. NICHOLS ("Guarantor") absolutely and unconditionally guarantees and promises to pay to Community Trust Bank, N.A. ("Lender") or its order, in legal tender of the Unites States of America, 75.000% of the indebtedness (as that term is defined below) of ORIG, L.
L. C. ("Borrower") to Lender on the terms and conditions set forth in this Guaranty. Guarantor agrees that Lender, in its sole discretion, may determine which portion of Borrower's indebtedness to Lender is covered by Guarantor's percentage guaranty.

DEFINITIONS. The following words shall have the following meanings when used in this Guaranty:

     Borrower. The word "Borrower" means ORIG, L.L.C..

     Guarantor. The word "Guarantor" means J. D. NICHOLS.

     Guaranty. The word "Guaranty" means this Guaranty made by Guarantor for the benefit of Lender dated December 28, 1999.

     Indebtedness. The word "Indebtedness" means the Note, including (a) all principal, (b) all interest, (c) all late charges, (d) all loan fees and loan charges, and (e) all collection costs and expenses relating to the Note or to any collateral for the Note. Collection costs and expenses include without limitation all of Lender's reasonable attorneys' fees and Lender's legal expenses, whether or not suit is instituted, and reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgement collection services.

     Lender. The word "Lender" means Community Trust Bank, N.A., its successors and assigns.

     Note. The word "Note" means the promissory note or credit agreement dated December 28, 1999, in the original principal amount of $2,000,000.00 from Borrower to Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the promissory note or agreement.

     Related Documents. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the indebtedness.

MAXIMUM LIABILITY. The maximum liability of Guarantor under this Guaranty shall not exceed at any one time 75.000% of all indebtedness; however, in no event to exceed $1,500,000.00 plus all costs and expenses of (a) enforcement of this Guaranty and (b) collection and sale of any collateral securing this Guaranty.

The above limitation on liability is not a restriction on the amount of the indebtedness of Borrower to Lender either in the aggregate or at any one time. If Lender presently holds one or more guaranties, or hereafter receives additional guaranties from Guarantor, the rights of Lender under all guaranties shall be cumulative. This Guaranty shall not (unless specifically provided below to the contrary) affect or invalidate any such other guaranties. The liability of Guarantor will be the aggregate liability of Guarantor under the terms of this Guaranty and any such other unterminated guaranties.

NATURE OF GUARANTY. Guarantor intends to guarantee at all times the performance and prompt payment when due, whether at maturity or earlier by reason of acceleration or otherwise, of all indebtedness within the limits set forth in the preceding section of this Guaranty.

DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and, subject to the provisions set forth below in the section titled "DATE ON WHICH THE GUARANTY TERMINATES," will continue in full force until all indebtedness shall have been fully and finally paid and satisfied and all other obligations of Guarantor under this Guaranty shall have been performed in full. Release of any other guarantor or termination of any other guaranty of the indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation received by Lender from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty.

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time: (a) to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (b) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the indebtedness or any part of the indebtedness, including increases and decreases of the rate of interest on the indebtedness; extensions may be repeated and may be for longer than the original loan term; (c) to take and hold security for the payment of this Guaranty or the indebtedness, and exchange, enforce, waive, subordinate, fall or decide not to perfect, and release any such security, with or without the substitution of new collateral; (d) to release, substitute, agree not to sue, or deal with any one ore more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (e) to determine how, when and what application of payments and credits shall be made on the indebtedness; (f) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (g) to sell, transfer, assign, or grant participations in all or any part of the indebtedness; and (h) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (a) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty;
(b) this Guaranty is executed at Borrower's request and not at the request of Lender; (c) Guarantor has full power, right and authority to enter into this Guaranty; (d) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor: (e) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (f) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information

12-28-1999                 COMMERCIAL GUARANTY                            Page 2
Loan No                       (Continued)
--------------------------------------------------------------------------------

which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present the financial condition of Guarantor as the dates the financial information is provided; (g) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (h) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened; (i) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; and (j) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that , absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law, Guarantor waives any right to require Lender (a) to continue lending money or to extend other credit to Borrower; (b) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the indebtedness or of any non payment related to any collateral, or notice of any action or nonaction on the part of Borrower, Lender, any surety, endorser, or other guarantor in connection with the indebtedness or in connection with the creation of new or additional loans or obligations; (c) to resort for payment or to proceed directly or at once against any person, including Borrower or any other guarantor; (d) to proceed directly against or exhaust any collateral held by Lender from Borrower, any other guarantor, or any other person; (e) to give notice of the terms, time, and place of any public or private sale of personal property security held by Lender from Borrower or to comply with any other applicable provisions of the Uniform Commercial Code; (f) to pursue any other remedy within Lender's power; or (g) to commit any act of omission of any kind, or at any time , with respect to any matter whatsoever.

If now or hereafter (a) Borrower shall be or become insolvent, and (b) the indebtedness shall not at all times until paid be fully secured by collateral pledged by Borrower, Guarantor hereby forever waives and relinquishes in favor of Lender and Borrower, and their respective successors, any claim or right to payment Guarantor may now have or hereafter have or acquire against Borrower, by subrogation or otherwise, so that at no time shall Guarantor be or become a "creditor" of Borrower within the meaning of 11 U.S.C. section 547(b), or any successor provision of the Federal bankruptcy laws.

Guarantor also waives any and all rights or defenses arising by reason of (a) any "one action" or "anti-deficiency" law or any other law which may prevent Lender from bringing any action, including a claim for deficiency, against
Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (b) any election of remedies by Lender which destroys or otherwise adversely affects guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the indebtedness; (c) any disability or other defense of Borrower, of any other guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than payment in full in legal tender, of the indebtedness; (d) any right to claim discharge of the indebtedness on the basis of unjustified impairment of any collateral for the indebtedness; (e) any statute of limitations, if at any time any action or suit brought by Lender against Guarantor is commenced there is outstanding indebtedness of Borrower to Lender which is not barred by any applicable statute of limitations; or (f) any defenses given to guarantors at law or in equity other than actual payment and performance of the indebtedness. If payment is made by Borrower, whether voluntarily or otherwise, or by any third party, on the indebtedness and thereafter Lender is forced to remit the amount of that payment to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, the indebtedness shall be considered unpaid for the purpose of enforcement of this Guaranty.

Guarantor further waives and agrees not to assert or claim at any time any deduction st to the amount guaranteed under this Guaranty for any claim of setoff, counterclaim, counter demand, recoupment or similar right, whether such claim, demand or right may be asserted by the Borrower, the Guarantor, or both.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determinedto be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

LENDER'S RIGHT OF SETOFF. In addition to all liens upon and rights of setoff against the moneys, securities or other property of Guarantor given to Lender by law, Lender shall have, with respect to Guarantor's obligations to Lender under this Guaranty and to the extent permitted by law, a contractual security interest in and a right of setoff against, and Guarantor hereby assigns, conveys, delivers, pledges, and transfers to Lender all of Guarantor's right, title and interest in and to, all deposits, moneys, securities and other property of Guarantor now or hereafter in the possession of or on deposit with Lender, whether held in a general or special account or deposit, whether held jointly with someone else, or whether held for safekeeping or otherwise, excluding however all IRA, Keogh, and trust accounts. Every such security interest and right of setoff may be exercised without demand upon or notice to Guarantor. No security interest or right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender or by any neglect to exercise such right of setoff or to enforce such security interest or by any delay in so doing. Every right of setoff and security interest shall continue in full force and effect until such right of setoff or security interest is specifically waived or released by an instrument in writing executed by Lender.


SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the indebtedness of Borrower to Lender, whether now existing or hereafter created, shall be prior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness of Borrower to Lender. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender hereby is authorized, in the name of Guarantor, from time to time to execute and file financing statements and continuation statements and to execute such other documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

     Amendments. This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     Applicable Law. This Guaranty has been delivered to Lender and accepted by Lender in the Commonwealth of Kentucky. If there is a lawsuit, Guarantor agrees upon Lender's request to submit to the jurisdiction of the courts of PIKE County, Commonwealth of Kentucky. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Guarantor against the other. This Guaranty shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.



 .

12-28-1999                  COMMERCIAL GUARANTY                           Page 3
Loan No                        (Continued)
--------------------------------------------------------------------------------


     Attorneys' Fees; Expenses. Guarantor agrees to pay upon demand all of Lender's costs and expenses, including reasonable attorneys' fees and Lender's legal expenses, incurred n connection with the enforcement of this Guaranty. Lender may pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

     Notices. All notices required to be given by either party to the other under this Guaranty shall be in writing, may be sent by telefacsimile (unless otherwise required by law), and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier, or when deposited in the United States mail, first class postage prepaid, addressed to the party to whom the notice is to be given at the address show above or to such other addresses as either party may designate to the other in writing. If there is more than one Guarantor, notice to any Guarantor will constitute notice to all Guarantors. For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address.

     Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor," "Borrower, " and "Lender" include the heirs, successors, assigns, and transferees of each of them. Caption headings in Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty. If a court of competent jurisdiction finds any provision of this Guaranty to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances, and all provisions of this Guaranty in all other respects shall remain valid and enforceable. If any one or more of Borrower or Guarantor are corporations or partnerships, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, or agents acting or purporting to act on their behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

     Waiver. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a wavier of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or of any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

MAXIMUM AMOUNT OF GUARANTY. NOTWITHSTANDING THE TERMS OF THIS GUARANTY TO THE CONTRARY, IN THE EVENT THAT THE OUTSTANDING PRINCIPAL BALANCE IS LESS THAN $2,000,000.00 AT THE TIME OF ACCELERATION OR MATURITY BY LENDER, J. D. NICHOLS' LIABILITY HEREUNDER SHALL BE LIMITED TO 75% OF THE THEN-OUTSTANDING PRINCIPAL BALANCE.

ASSET CONVEYANCE LIMITATION. NOTWITHSTANDING THE FOREGOING, THIS GUARANTY SHALL NOT PRECLUDE GUARANTOR'S CONVEYING ASSETS IN RELATION TO ESTATE PLANNING, PROVIDED, HOWEVER, THAT ANY SUCH CONVEYANCE SHALL RESULT IN GUARANTOR RETAINING OPERATIONAL AND LEGAL CONTROL OF THE UNDERLYING ASSET(S).

MISCELLANEOUS PROVISIONS. THE PARTIES HERETO HAVE ELECTED TO ELIMINATE THE FOLLOWING FROM THE COMMERCIAL GUARANTY: 1.) AMOUNT OF GUARANTY SECTION 2.) ITEM C, UNDER GUARANTOR'S AUTHORIZATION TO LENDER AND 3.) LENDER'S RIGHT OF SETOFF.

DATE ON WHICH THE GUARANTY TERMINATES. Notwithstanding any other provision of this Guaranty, this Guaranty shall terminate no later than January 28, 2005, provided however that, pursuant to KRS 371.065, such termination shall not affect Guarantor's liability with respect to obligations created or incurred propr to such date, or extensions or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to, such obligations on or after such date.

EACH UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, EACH GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY." NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE. THIS GUARANTY IS DATED DECEMBER 28, 1999.

GUARANTOR:

X /s/ J.D. Nichols
  ---------------------------
  J. D. NICHOLS

--------------------------------------------------------------------------------

                                                                    EXHIBIT 3(c)


                      BRIAN F. LAVIN'S COMMERCIAL GUARANTY
                           OF BUSINESS LOAN AGREEMENT

                               COMMERCIAL GUARANTY

Principal Loan Date Maturity Loan No. Call  Collateral Account  Officer Initials
                                      A4A0  5514                8410

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
--------------------------------------------------------------------------------
Borrower:ORIG, L.L.C. (TIN: 61-1324094) Lender:Community Trust Bank, N.A.
         10172 LINN STATION ROAD               Louisville Loan Production Office
         LOUISVILLE, KY 40223                  4350 Brownsboro Road
                                               Louisville, KY 40207

Guarantor: BRIAN F. LAVIN
           9402 US HWY 42
           PROSPECT, KY 40059
================================================================================
AMOUNT OF GUARANTY. The amount of this Guaranty is 25.000% of all amounts due from Borrower to Lender as provided below, however in no event to exceed Five Hundred Thousand & 00/100 Dollars ($500,000.00).

GUARANTY. For good and valuable consideration, BRIAN F. LAVIN ("Guarantor") absolutely and unconditionally guarantees and promises to pay to Community Trust Bank, N.A. ("Lender") or its order, in legal tender of the Unites States of America, 25.000% of the indebtedness (as that term is defined below) of ORIG, L.
L. C. ("Borrower") to Lender on the terms and conditions set forth in this Guaranty. Guarantor agrees that Lender, in its sole discretion, may determine which portion of Borrower's indebtedness to Lender is covered by Guarantor's percentage guaranty.

DEFINITIONS. The following words shall have the following meanings when used in this Guaranty:

     Borrower. The word "Borrower" means ORIG, L.L.C..

     Guarantor. The word "Guarantor" means BRIAN F. LAVIN.

     Guaranty. The word "Guaranty" means this Guaranty made by Guarantor for the benefit of Lender dated December 28, 1999.

     Indebtedness. The word "Indebtedness" means the Note, including (a) all principal, (b) all interest, (c) all late charges, (d) all loan fees and loan charges, and (e) all collection costs and expenses relating to the Note or to any collateral for the Note. Collection costs and expenses include without limitation all of Lender's reasonable attorneys' fees and Lender's legal expenses, whether or not suit is instituted, and reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgement collection services.

     Lender. The word "Lender" means Community Trust Bank, N.A., its successors and assigns.

     Note. The word "Note" means the promissory note or credit agreement dated December 28, 1999, in the original principal amount of $2,000,000.00 from Borrower to Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the promissory note or agreement.

     Related Documents. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the indebtedness.

MAXIMUM LIABILITY. The maximum liability of Guarantor under this Guaranty shall not exceed at any one time 25.000% of all indebtedness; however, in no event to exceed $500,000.00 plus all costs and expenses of (a) enforcement of this Guaranty and (b) collection and sale of any collateral securing this Guaranty.

The above limitation on liability is not a restriction on the amount of the indebtedness of Borrower to Lender either in the aggregate or at any one time. If Lender presently holds one or more guaranties, or hereafter receives additional guaranties from Guarantor, the rights of Lender under all guaranties shall be cumulative. This Guaranty shall not (unless specifically provided below to the contrary) affect or invalidate any such other guaranties. The liability of Guarantor will be the aggregate liability of Guarantor under the terms of this Guaranty and any such other unterminated guaranties.

NATURE OF GUARANTY. Guarantor intends to guarantee at all times the performance and prompt payment when due, whether at maturity or earlier by reason of acceleration or otherwise, of all indebtedness within the limits set forth in the preceding section of this Guaranty.

DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and, subject to the provisions set forth below in the section titled "DATE ON WHICH THE GUARANTY TERMINATES," will continue in full force until all indebtedness shall have been fully and finally paid and satisfied and all other obligations of Guarantor under this Guaranty shall have been performed in full. Release of any other guarantor or termination of any other guaranty of the indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation received by Lender from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty.

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time: (a) to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (b) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the indebtedness or any part of the indebtedness, including increases and decreases of the rate of interest on the indebtedness; extensions may be repeated and may be for longer than the original loan term; (c) to take and hold security for the payment of this Guaranty or the indebtedness, and exchange, enforce, waive, subordinate, fall or decide not to perfect, and release any such security, with or without the substitution of new collateral; (d) to release, substitute, agree not to sue, or deal with any one ore more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (e) to determine how, when and what application of payments and credits shall be made on the indebtedness; (f) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (g) to sell, transfer, assign, or grant participations in all or any part of the indebtedness; and (h) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (a) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty;
(b) this Guaranty is executed at Borrower's request and not at the request of Lender; (c) Guarantor has full power, right and authority to enter into this Guaranty; (d) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor: (e) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (f) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information

12-28-1999                  COMMERCIAL GUARANTY                           Page 2
Loan No                         (Continued)
--------------------------------------------------------------------------------

which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present the financial condition of Guarantor as the dates the financial information is provided; (g) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (h) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened; (i) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; and (j) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that , absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law, Guarantor waives any right to require Lender (a) to continue lending money or to extend other credit to Borrower; (b) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the indebtedness or of any non payment related to any collateral, or notice of any action or nonaction on the part of Borrower, Lender, any surety, endorser, or other guarantor in connection with the indebtedness or in connection with the creation of new or additional loans or obligations; (c) to resort for payment or to proceed directly or at once against any person, including Borrower or any other guarantor; (d) to proceed directly against or exhaust any collateral held by Lender from Borrower, any other guarantor, or any other person; (e) to give notice of the terms, time, and place of any public or private sale of personal property security held by Lender from Borrower or to comply with any other applicable provisions of the Uniform Commercial Code; (f) to pursue any other remedy within Lender's power; or (g) to commit any act of omission of any kind, or at any time , with respect to any matter whatsoever.

If now or hereafter (a) Borrower shall be or become insolvent, and (b) the indebtedness shall not at all times until paid be fully secured by collateral pledged by Borrower, Guarantor hereby forever waives and relinquishes in favor of Lender and Borrower, and their respective successors, any claim or right to payment Guarantor may now have or hereafter have or acquire against Borrower, by subrogation or otherwise, so that at no time shall Guarantor be or become a "creditor" of Borrower within the meaning of 11 U.S.C. section 547(b), or any successor provision of the Federal bankruptcy laws.

Guarantor also waives any and all rights or defenses arising by reason of (a) any "one action" or "anti-deficiency" law or any other law which may prevent Lender from bringing any action, including a claim for deficiency, against
Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (b) any election of remedies by Lender which destroys or otherwise adversely affects guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the indebtedness; (c) any disability or other defense of Borrower, of any other guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than payment in full in legal tender, of the indebtedness; (d) any right to claim discharge of the indebtedness on the basis of unjustified impairment of any collateral for the indebtedness; (e) any statute of limitations, if at any time any action or suit brought by Lender against Guarantor is commenced there is outstanding indebtedness of Borrower to Lender which is not barred by any applicable statute of limitations; or (f) any defenses given to guarantors at law or in equity other than actual payment and performance of the indebtedness. If payment is made by Borrower, whether voluntarily or otherwise, or by any third party, on the indebtedness and thereafter Lender is forced to remit the amount of that payment to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, the indebtedness shall be considered unpaid for the purpose of enforcement of this Guaranty.

Guarantor further waives and agrees not to assert or claim at any time any deduction st to the amount guaranteed under this Guaranty for any claim of setoff, counterclaim, counter demand, recoupment or similar right, whether such claim, demand or right may be asserted by the Borrower, the Guarantor, or both.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determinedto be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

LENDER'S RIGHT OF SETOFF. In addition to all liens upon and rights of setoff against the moneys, securities or other property of Guarantor given to Lender by law, Lender shall have, with respect to Guarantor's obligations to Lender under this Guaranty and to the extent permitted by law, a contractual security interest in and a right of setoff against, and Guarantor hereby assigns, conveys, delivers, pledges, and transfers to Lender all of Guarantor's right, title and interest in and to, all deposits, moneys, securities and other property of Guarantor now or hereafter in the possession of or on deposit with Lender, whether held in a general or special account or deposit, whether held jointly with someone else, or whether held for safekeeping or otherwise, excluding however all IRA, Keogh, and trust accounts. Every such security interest and right of setoff may be exercised without demand upon or notice to Guarantor. No security interest or right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender or by any neglect to exercise such right of setoff or to enforce such security interest or by any delay in so doing. Every right of setoff and security interest shall continue in full force and effect until such right of setoff or security interest is specifically waived or released by an instrument in writing executed by Lender.


SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the indebtedness of Borrower to Lender, whether now existing or hereafter created, shall be prior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness of Borrower to Lender. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender hereby is authorized, in the name of Guarantor, from time to time to execute and file financing statements and continuation statements and to execute such other documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

     Amendments. This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     Applicable Law. This Guaranty has been delivered to Lender and accepted by Lender in the Commonwealth of Kentucky. If there is a lawsuit, Guarantor agrees upon Lender's request to submit to the jurisdiction of the courts of PIKE County, Commonwealth of Kentucky. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Guarantor against the other. This Guaranty shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.



 .

12-28-1999                 COMMERCIAL GUARANTY                            Page 3
Loan No                       (Continued)
--------------------------------------------------------------------------------


     Attorneys' Fees; Expenses. Guarantor agrees to pay upon demand all of Lender's costs and expenses, including reasonable attorneys' fees and Lender's legal expenses, incurred n connection with the enforcement of this Guaranty. Lender may pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's reasonable attorneys' fees and legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

     Notices. All notices required to be given by either party to the other under this Guaranty shall be in writing, may be sent by telefacsimile (unless otherwise required by law), and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier, or when deposited in the United States mail, first class postage prepaid, addressed to the party to whom the notice is to be given at the address show above or to such other addresses as either party may designate to the other in writing. If there is more than one Guarantor, notice to any Guarantor will constitute notice to all Guarantors. For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address.

     Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor," "Borrower, " and "Lender" include the heirs, successors, assigns, and transferees of each of them. Caption headings in Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty. If a court of competent jurisdiction finds any provision of this Guaranty to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances, and all provisions of this Guaranty in all other respects shall remain valid and enforceable. If any one or more of Borrower or Guarantor are corporations or partnerships, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, or agents acting or purporting to act on their behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

     Waiver. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a wavier of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or of any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

MAXIMUM AMOUNT OF GUARANTY. NOTWITHSTANDING THE TERMS OF THIS GUARANTY TO THE CONTRARY, IN THE EVENT THAT THE OUTSTANDING PRINCIPAL BALANCE IS LESS THAN $2,000,000.00 AT THE TIME OF ACCELERATION OR MATURITY BY LENDER, BRIAN LAVIN'S LIABILITY HEREUNDER SHALL BE LIMITED TO 25% OF THE THEN-OUTSTANDING PRINCIPAL BALANCE.

ASSET CONVEYANCE LIMITATION. NOTWITHSTANDING THE FOREGOING, THIS GUARANTY SHALL NOT PRECLUDE GUARANTOR'S CONVEYING ASSETS IN RELATION TO ESTATE PLANNING, PROVIDED, HOWEVER, THAT ANY SUCH CONVEYANCE SHALL RESULT IN GUARANTOR RETAINING OPERATIONAL AND LEGAL CONTROL OF THE UNDERLYING ASSET(S).

MISCELLANEOUS PROVISIONS. THE PARTIES HERETO HAVE ELECTED TO ELIMINATE THE FOLLOWING FROM THE COMMERCIAL GUARANTY: 1.) AMOUNT OF GUARANTY SECTION 2.) ITEM C, UNDER GUARANTOR'S AUTHORIZATION TO LENDER AND 3.) LENDER'S RIGHT OF SETOFF.

DATE ON WHICH THE GUARANTY TERMINATES. Notwithstanding any other provision of this Guaranty, this Guaranty shall terminate no later than January 28, 2005, provided however that, pursuant to KRS 371.065, such termination shall not affect Guarantor's liability with respect to obligations created or incurred propr to such date, or extensions or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to, such obligations on or after such date.

EACH UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, EACH GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY." NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE. THIS GUARANTY IS DATED DECEMBER 28, 1999.

GUARANTOR:

X /s/ Brian F. Lavin
  --------------------------
   BRIAN F. LAVIN

--------------------------------------------------------------------------------

                                                                    EXHIBIT 3(d)


                        J.D. NICHOLS' GUARANTY AGREEMENT

                               GUARANTY AGREEMENT

                           dated as of August 15, 2000

                                      among

                               BANK OF LOUISVILLE
                                  as the Lender

                                    ORIG, LLC
                                 as the Borrower

                                       and

                                  J. D. NICHOLS
                                as the Guarantor

                               GUARANTY AGREEMENT
                               ------------------

     This  is  a  Guaranty   Agreement  dated  as  of  August  15,  2000,  (this
"Agreement"),   among  BANK  OF  LOUISVILLE  (the  "Lender");   ORIG,  LLC  (the
"Borrower"); J. D. NICHOLS (the "Guarantor").

                                   SECTION 1

                            Recitals and Definitions
                            ------------------------

     This Agreement is entered into concurrently with and pursuant to a Loan Agreement (the "Loan Agreement"), dated as of August 15, 2000, between the Lender and the Borrower and joined in by the Guarantor. Capitalized terms not otherwise defined herein shall have the meanings given them in the Loan Agreement. Pursuant to the Loan Agreement, the Borrower has executed and delivered to the Lender three Revolving Credit Notes each dated August 15, 2000 and in the principal amount Two Million Dollars ($2,000,000) (for a total of Six Million Dollars ($6,000,000.00)) and payable to the order of the Lender (such three Revolving Credit Notes, including any notes or other instruments issued in renewal, replacement, extension, modification, novation and/or revival thereof, the "Revolving Credit Notes") and various other Borrower Documents (as that term is defined in the Loan Agreement).

                                    SECTION 2

                       Guaranty of Payment and Performance
                       -----------------------------------

     The Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantees the following obligations and/or liabilities (collectively, the "Guaranteed Principal"): (a) the prompt payment in full by the Borrower of all obligations under the Revolving Credit Notes; and (b) the punctual and faithful performance and observance by the Borrower of all other obligations and undertakings to be performed or observed pursuant to the Loan Agreement and the other Borrower Documents. In addition to the Guaranteed Principal, the Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantee the following obligations and/or liabilities (collectively, the "Other Guaranteed Amounts"): (x) any and all interest accruing on the Guaranteed Principal under the Revolving Credit Notes, the Loan Agreement, and/or any other of the Borrower Documents; and (y) that the Guarantor will, upon demand, pay to the Lender any and all fees, charges and costs of collecting the Guaranteed Principal or otherwise enforcing the Lender's rights under this Agreement, including without limitation the reasonable fees and expenses of the Lender's counsel. Notwithstanding the foregoing, the maximum aggregate liability of the Guarantor under this Agreement for the Guaranteed Principal shall not exceed the Guarantor Maximum. (For purposes of this Section, "Guarantor Maximum" at any time shall mean the lesser of (i) $6,000,000.00, or
(ii) the greater of (A) the Guaranteed Principal multiplied by the percentage of the equity interests of the Borrower owned by the Guarantor (directly or indirectly, and legally or beneficially) on either (I) the date of an Event of Default under the Loan Agreement or (II) the date on which the Lender makes a demand for payment from the Guarantor under this Agreement (it being within the discretion of the Lender to choose between the dates in (I) and (II)), or (B) $4,500,000.00). The Guaranteed Principal, limited to the Guarantor Maximum, and the Other Guaranteed Amounts are sometimes referenced in this Agreement as the "Guaranteed Obligations." The Guaranteed Obligations under this Agreement shall be in addition to the maximum aggregate liability of the Guarantor or any other guarantor to the Lender under any guaranty agreement of the Guarantor or any other guarantor heretofore or hereafter given.

                                    SECTION 3

                            Obligations Unconditional
                            -------------------------

     This is an unconditional and absolute guaranty of payment and performance. If for any reason, the Borrower fails to observe or perform any obligation, undertaking or condition (whether affirmative or negative) in the Loan Agreement or any other of the Borrower Documents, to be performed or observed by the Borrower or if any amounts payable by the Borrower pursuant to the Revolving Credit Note or the Loan Agreement are not paid promptly when due or any Event of Default occurs, the Guarantor shall promptly perform or observe or cause to be performed or observed each such obligation, undertaking or condition and forthwith shall pay such amount at the place and to the person entitled thereto pursuant to the Revolving Credit Note or the Loan Agreement, regardless of any set-off or counterclaim which the Borrower may have or assert, and regardless of whether or not the Lender or anyone on behalf of the Lender shall have instituted any suit, action or proceeding or exhausted their remedies or taken any steps to enforce any rights against the Borrower or any other person to compel such performance or to collect all or any part of such amount pursuant to the provisions of the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or at law or in equity, or otherwise, and regardless of any other condition or contingency. The liability of the Guarantor shall be for the payment in full of the entire amount of the Guaranteed Obligations, jointly and severally with that of the Borrower, any co-maker, or accommodation party, or other guarantor, subject to the Maximum Liability Amount. This Agreement shall not, however, be construed to require the Guarantor to make any payment which is duplicative of a payment already made by the Guarantor or by the Borrower, any co-maker, accommodation party, or any other guarantor, except as provided in Section 8 of this Agreement.

                                    SECTION 4

                             Waivers and Agreements
                             ----------------------

     The Guarantor hereby unconditionally:

     4.01 Waives any requirement that the Lender first seek to enforce remedies against the Borrower or any other person or entity before seeking to enforce this Agreement against either Guarantor.

     4.02 Waives any requirement that the Lender first make demand upon, or seek to enforce remedies against, to Guarantor, or against any other guarantor of any of the Guaranteed Obligations in any particular order, before demanding payment from, or seeking to enforce this

Agreement against, the Guarantor or any other guarantor. The Guarantor acknowledges that the Lender, in the Lender's sole discretion, may enforce remedies against the Guarantor pursuant to this Agreement and not enforce similar remedies against any other guarantor with respect to the Guaranteed Obligations or vice versa. The Guarantor further acknowledges that the enforcement of remedies against the Guarantor in lieu of enforcing remedies against any other guarantor, or vice versa, shall not affect the validity or enforceability of the Lender's rights and/or remedies under this Agreement or any other guaranty agreement guarantying any of the Guaranteed Obligations.

     4.03 Waives any requirement that the Lender first seek to enforce remedies against any property in which the Lender may have any interest securing any (a) indebtedness which either Guarantor has guaranteed under this Agreement, or (b) guaranty obligations of any other guarantor, or enforcing any such rights in any particular order, before demanding payment from, or seeking to enforce this Agreement against, either Guarantor.

     4.04 Covenants that the Guarantor's obligation under this Agreement will not be discharged except by complete payment and performance of all of the Guaranteed Obligations, including, without limitation, all obligations of the Borrower under the Revolving Credit Note, and all other obligations of the Borrower under the Loan Agreement and the other Borrower Documents, or by payment in full by the Guarantor of the Guaranteed Obligations in accordance with the terms of this Agreement.

     4.05 Agrees that this Agreement shall remain in full force and effect without regard to, and shall not be affected or impaired by any invalidity, irregularity or unenforceability in whole or in part of the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any limitation of the liability of the Borrower thereunder, or any limitation on the method or terms of payment thereunder which may now or hereafter be caused or imposed in any manner whatsoever.

     4.06 Waives any obligation that the Lender might otherwise have to marshal assets or to proceed against any particular persons or assets in any particular order.

     4.07 Waives any defenses either Guarantor may have arising out of or in any way related to any or all of the following:

          (a) Any failure on the part of the Lender to perfect the Lender's security interest in or lien against, or any lack of diligence in connection with or failure to foreclose or realize upon, any property, whether real or personal, tangible or intangible, now or hereafter granted to the Lender as collateral security for any of (1) the Borrower's liabilities  or  obligations,  or (2)  either  Guarantor's  liabilities  or obligations hereunder, or (3) any other guarantor's liabilities or obligations under any other guaranty agreement relating to all or any part of the Guaranteed Obligations.

          (b) The voluntary or involuntary discharge or release of any of the Guaranteed Obligations, or of any co-maker, accommodation party, surety or any other person or entity, including but not limited to, any other guarantor, whether voluntarily or by reason of bankruptcy, insolvency, or other laws affecting the rights of creditors generally or otherwise.

          (c) The receipt by the Lender of any provisional, invalid or refundable payment if such payment is thereafter revoked or if such payment is returned by the Lender to or for the benefit of the Borrower, either Guarantor or any other guarantor or the creditors of either.

          (d) Any right of set-off or counterclaim against the Lender which would otherwise impair the Lender's rights against either Guarantor or any other guarantor.

          (e) Any change in the composition, ownership or business of the Borrower, the Guarantor or any other guarantor.

                                    SECTION 5

                            Obligations Not Impaired
                            ------------------------

     The obligations of the Guarantor under this Agreement are joint and several, and intended to be in addition to and independent of those of the Borrower under the Guaranteed Obligations. In addition, the Guarantor acknowledge that the Guarantor's obligations under this Agreement are independent of and in addition to the obligations of any other guarantor(s) under any other guaranty agreement(s) related to all or any part of the
Guaranteed  Obligations.   To  that  end,  the  obligations,   undertakings  and
conditions to be performed or observed by the Guarantor under this Agreement shall not be affected or impaired by reason of the happening from time to time and one or more times of any of the following with respect to the Revolving Credit Note, the Loan Agreement, or any assignment of the rights of the Lender under this Agreement whether or not with notice to, or further consent of, the
Guarantor:

     5.01 Waiver by the Lender or any other person(s) of the observance or performance by (a) the Borrower of any obligation, undertaking or condition contained in the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or (b) any other guarantor of any liability or obligation contained in its guaranty agreement (except for the particular observance or performance so waived).

     5.02 Extension of the time for payment by the Borrower or any guarantor of any amount owing or payable under the Revolving Credit Note, the Loan Agreement, or any other guaranty agreement or of the time for payment or performance by the Borrower, any other guarantor(s) or any other person of any other obligation under or arising out of the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement related to all or any part of the Guaranteed Obligations or the extension or the renewal of any thereof (except for the particular extension or renewal so granted).

     5.03 Modification or amendment (whether material or otherwise) of any term, obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit

Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.04 Taking or omitting to take any action referred to in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.05 Any failure, omission, delay or lack on the part of the Lender or any other person, to enforce, assert or exercise any right, power or remedy conferred on the Lender or any other person in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement, or any action on the part of the Lender or any other person granting indulgence or extension in any form, or suspending any such right, power or remedy as to any person or entity.

     5.06 Voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liability, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceeding affecting the Borrower or any other guarantor(s), or the assets of the Borrower or any other guarantor(s), or the disaffirmance, rejection or postponement in any such proceeding of any other obligations or undertakings of the Borrower or any other guarantor(s) set forth in the Revolving Credit Note, the Loan Agreement, any of the Borrower Documents or any other guaranty agreement.

     5.07 Release or discharge of the Borrower or any other guarantor(s) from the performance or observance of any obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents or any other guaranty agreement by operation of law or otherwise.

     5.08 Release, substitution, exchange, dissipation, surrender or replacement of any collateral security for any liability or obligation of the Borrower or any other guarantor(s), with respect to all or any part of the Guaranteed Obligations or otherwise, under or with respect to the Borrower Documents or any other guaranty agreement, whether or not permitted in any of the Borrower Documents.

     5.09 Receipt and acceptance by the Lender or any other person or entity of notes, checks or other instruments for the payment of money made by the Borrower or other person or entity, and extension or renewals of such instrument (except to the extent that such instruments are paid or converted into cash).

     5.10 Any failure of title with respect to the interest of the Borrower or Lender in the collateral security for any liability or obligation of the Borrower for any other guarantor(s) or any parts or components thereof.

     5.11 The dissolution, merger or consolidation of the Borrower, either Guarantor or any other guarantor(s) or the sale, divesture or other disposition of any or all of the interest of the Borrower, either Guarantor or any other guarantor(s) in any collateral.

     5.12 Any action or inaction (including, without limitation, the election of the Lender to proceed with a judicial or nonjudicial foreclosure against any real or personal property security it holds) by the Lender or any other persons which results in any impairment or destruction of (a) any subrogation or rights of either Guarantor, (b) any rights of either Guarantor to proceed against the Borrowers, and other guarantor(s) or any other person for reimbursement, or (c) any rights of Lender with respect to any collateral security for any liability or obligation of the Borrowers with respect to all or any part of the Guaranteed Obligations, or otherwise under or with respect to the Borrower Documents, or for any obligation under any other guaranty agreement.

     5.13 Any action taken by the Lender or any other person or entity against the Borrower or Guarantor which would afford the Borrower or any guarantor a defense based on any anti-deficiency protection under the laws of any jurisdiction.

     5.14 Change, exchange, waiver, release or subordination, in whole or in part, of any security interest, mortgage, pledge or other lien now or hereafter held by the Lender as collateral security for any of the Guaranteed Obligations, or any other liability or obligation of the Borrower under the Borrower Documents, or for any obligations under any other guaranty agreement and the justifiable or unjustifiable impairment of any such collateral security, or suspension of the right to enforce against any such collateral security.

     5.15 Grant of indulgences, forbearances or compromises with respect to, and any settlement made with, Borrower, or any co-maker, accommodation party, surety, any other guarantor(s) or any other person or entity, or with respect to any of the Guaranteed Obligations or the obligations under any other guaranty agreement.

     5.16 Extension of loans, credit, advances, discounts and other financial accommodations to the Borrower by the Lender in addition to, or in excess of, the amount of the Guaranteed Obligations.

     5.17 Acceptance by the Lender of any late, partial or interest-only payment with respect to the Guaranteed Obligations.

     5.18 Lack of diligence by the Lender in collecting, or attempting to collect, the Guaranteed Obligations, the obligations under any other guaranty agreement or any other obligations or liabilities or in otherwise dealing with the Borrower, the Guaranteed Obligations or any co-maker, accommodation party, surety, or any other guarantor(s), or any other person or entity.

     5.19 The calling for and accepting, at any time the Lender deems necessary or appropriate, as additional security, the signature or signatures of additional parties, or a security interest in property of any kind or description, or both.

     5.20 Any other cause, whether similar or dissimilar to the foregoing. It is the intention of the Guarantor that this Agreement constitutes an absolute and unconditional guaranty in any and all circumstances, and this Agreement shall be discharged only by the payment in full of all sums guaranteed and by the performance in full of all of the Guaranteed Obligations.

                                    SECTION 6

                                Waiver of Notice
                                ----------------

     The Guarantor waives notice of acceptance of this Agreement by the Lender, notice of execution and delivery of the Revolving Credit Note, the Loan Agreement any other of the Borrower Documents, and any other guaranty agreement, or any instrument referred to in such documents. The Guarantor further waives, to the fullest extent permitted by applicable law, each and every notice to which the Guarantor would otherwise be entitled under principles of guaranty or suretyship law. Without limiting the generality of the foregoing, the Guarantor hereby expressly waive all notices and defenses whatsoever with respect to this Agreement or with respect to the Guaranteed Obligations, including, but not limited to, notice of the Lender's acceptance of the Agreement or its intention to act, or its action, in reliance upon this Agreement; notice of the present existence or future incurring by the Borrower of any Guaranteed Obligations or any other obligations or liability or any terms or amount thereof or any change therein; notice of any default or nonpayment (whether to the Guaranteed Obligations or of any other obligation or liability) by the Borrower or any accommodation party, co-maker, surety, pledgor, mortgagor, grantor of security, any other guarantor(s) or any other person or entity; notice of the obtaining or release of any guaranty or surety agreement (in addition to this Agreement), pledge, mortgage, security interest, assignment, or other security for any of the Guaranteed Obligations; notice of dishonor; notice of nonpayment; notice of acceleration of the Guaranteed Obligations; notice of the making of a demand for payment of the liability or obligations of the Borrower; presentment and notice of presentment; protest and notice of protest; demand and notice of demand; nonpayment and notice of nonpayment; notice of the disposition of any collateral held to secure the Guaranteed Obligations; and any other notice required by law or otherwise. The Guarantor recognizes and hereby guarantees a Revolving Credit Note which may vary in the amount of aggregate principal outstanding, and waives notice of all disbursements made to the Borrower pursuant to the Loan Agreement. In any event, the Guarantor's obligations under this Agreement shall not exceed the limitations provided in Section 2 of this Agreement.

                                    SECTION 7

                              Waiver of Subrogation
                              ---------------------

     The Guarantor hereby unconditionally waives any right of subrogation which they might have acquired by way of any payment made under this Agreement or otherwise. Accordingly, the Guarantor shall not become a creditor of the Borrower as a result of the payment made by any Guarantor under this agreement.

                                    SECTION 8

                              Rescission of Payment
                              ---------------------

     Notwithstanding Section 9 below, this Agreement shall continue to be effective, or be reinstated as the case may be, as though such payment had not been made, if any payment by the Borrower pursuant to the terms and conditions of the Revolving Credit Note, the Loan Agreement, this Agreement or any other of the Borrower Documents is rescinded or must otherwise be restored or returned by the Lender for any reason, including, without limitation (a) the invalidity or unenforceability of the obligation paid, for any reason; (b) failure or insufficiency of consideration for the obligation paid, or (c) the insolvency, bankruptcy or reorganization of the Borrower or any of any other guarantor(s).

                                    SECTION 9

                                   Termination
                                   -----------

     This Agreement shall remain in full force and effect until, and shall terminate (as "terminate" is used in Kentucky Revised Statutes ss. 371.065) on the earlier of (a) the day following the date of (1) payment in full upon maturity of all sums payable by the Borrower under, and (2) performance in full of all other obligations of the Borrower in accordance with the provisions of, the Revolving Credit Note, the Loan Agreement, this Agreement, all of the other Borrower Documents, and any extension and renewals thereof; or (b) August 31, 2006; provided, however, that termination of this Agreement on such termination date shall not affect in any manner the liability of the Guarantor with respect to (1) the Guaranteed Obligations which are created or incurred prior to such termination date ("Prior Obligations"), or (2) extension or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to, such Prior Obligations prior to, on or after such termination date.

                                   SECTION 10

                                 Acknowledgment
                                 --------------

     The Guarantor acknowledges that (a) pursuant to Section 2.02 of the Loan Agreement, the Revolving Credit (as that term is defined in the Loan Agreement) shall be effective as of the date of the Loan Agreement, and unless the Revolving Credit is sooner terminated (or extended in the Lender's sole discretion) as provided in the Loan Agreement, shall continue in effect until August 31, 2005; (b) the Lender is under no duty to extend the period of the Revolving Credit beyond August 31, 2005; (c) neither the Borrower nor the Guarantor is relying upon or anticipating any such extension; and (d) if the Lender chooses to extend the Revolving Credit pursuant to Section 2.03(d) of the Loan Agreement, the Lender may require as a condition precedent to any extension, such modification(s), or amendment(s) of any kind or nature whatsoever, as the Lender determines in its sole discretion, to the Loan Agreement and/or any other Borrower Documents, including, but not limited to, the grant or increase of collateral security for the obligations of the Guarantor under the Agreement. The Guarantor further acknowledges that upon any extension of the period of the Revolving Credit, this Agreement shall remain in full force and effect and shall continue to apply to the Revolving Credit Notes, as extended (and to any renewal or replacement note or notes for one or more of the Revolving Credit Notes, or any replacement for all or any of them), until that Revolving Credit Notes, as extended, renewed or replaced, shall have been paid in full.

                                   SECTION 11

                                  Miscellaneous
                                  -------------

     11.01 This Agreement shall be binding upon the Guarantor and the Guarantor's heirs, personal representatives, successors and assigns, and shall inure to the benefit of, and be enforceable by, the Lender and the Lender's successors, transferees and assigns, including each and every holder of any indebtedness, obligation or liability of the Borrower constituting all or a portion of the Guaranteed Obligations.

     11.02 The Lender may enforce this Agreement with respect to one or more breaches either separately or cumulatively.

     11.03 This Agreement may not be modified or amended without the prior written consent of the Lender, and any attempted modification or amendment without such consent shall be void.

     11.04 This Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws (without regard to the conflicts of laws rules) of the Commonwealth of Kentucky.

     11.05 If any part, term or provision of this Agreement is unenforceable or prohibited by any law applicable to this Agreement the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or if it is totally unenforceable, as if this did not contain that particular part, term or provision. A determination in one jurisdiction that any part, term or provision of this Agreement is unenforceable or prohibited by law does not affect the validity of such part, term or provision in any other jurisdiction.

     11.06  The  headings  in this  Agreement  have  been  included  for ease of
reference   only,   and  shall  not  be  considered  in  the   construction   or
interpretation of this Agreement.

     11.07 This Agreement may be signed by each party hereto upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

     11.08 This Agreement may be executed by each party in multiple counterparts, each of which shall be deemed an original. It shall not be necessary in making proof of this Agreement or its terms to account for more than one such counterpart.

     11.09 THE GUARANTOR CONSENTS TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT THE LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVES ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE GUARANTOR AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE BORROWER AS PROVIDED IN
SECTION 12.12 BELOW. THE BORROWER ALSO AGREES THAT IT SHALL NOT COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP BETWEEN OR AMONG THE GUARANTOR, THE BORROWER AND/OR THE LENDER THAT MAY EXIST FROM TIME TO TIME.

     11.10 In the event that any of the Guaranteed Obligations arise out of or are evidenced by more than one obligation or liability of the Borrower to the Lender, this Agreement may be enforced as to each separate liability or obligation constituting one of the Guaranteed Obligations, either separately or cumulatively.

     11.11 The use of any gender in this Agreement shall be deemed to include each other gender to the extent the context requires.

     11.12 (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) business days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

     (b) All notices or communications under this Agreement shall be in writing and shall be (1) mailed by registered or certified mail, return receipt requested, (2) hand delivered, or (3) delivered by overnight carrier, to the parties at the addresses set forth below their names on the signature page(s) to this Agreement, and any notice so addressed and mailed or delivered to and/or deposited with such carrier, freight prepaid, shall be deemed to have been given when so mailed if mailed; or delivered if hand-delivered; or delivered to such overnight courier if delivered by overnight courier.

     (c) The parties hereto may at any time, and from time to time, change the address(es) to which notice shall be mailed, transmitted or otherwise delivered by written notice setting forth the changed address(es).

     11.13 THE BORROWER AND EACH GUARANTOR HEREBY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND GUARANTOR ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTOR. THE BORROWER AND GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.


     11.14 The Guarantor acknowledges that the Guarantor has received a copy of the Loan Agreement and each of the other Borrower Documents, as fully executed by the parties thereto. The Guarantor represent and warrants that the Guarantor
(a) HAS READ THE LOAN AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY THE GUARANTOR'S REPRESENTATIVES OR ADVISORS;
(b) is thoroughly familiar with the transactions contemplated in the Loan Agreement and the other Borrower Documents; and (c), together with the Guarantor's representatives or advisors, if any, has had the opportunity to ask such questions to representatives of the Borrower and the Lender, respectively, and receive answers thereto, concerning the terms and conditions of the transactions contemplated in the Loan Agreement and the other Borrower Documents as the Guarantor deem necessary in connection with the Guarantor's decision to enter into this Agreement.

     IN WITNESS WHEREOF, the parties have executed this as of the date set out on the preamble hereto, but actually on the date(s) set forth below.


                    GUARANTOR: /s/ J. D. Nichols
                              --------------------------------------------------
                              J. D. NICHOLS

                              Date: August 15, 2000
                                   ---------------------------------------------

                              Address:
                              10172 Linn Station Road
                              Louisville, KY  40223
                              Attn: Neil Mitchell


                  BORROWER:   ORIG, LLC


                              By /s/ J. D. Nichols
                                ------------------------------------------------
                                J. D. NICHOLS, MANAGER

                                Date: August 15, 2000
                                     -------------------------------------------

                                Address:

                                10172 Linn Station Road #200
                                Louisville, KY  40223
                                Attn: Neil Mitchell

                 LENDER:      BANK OF LOUISVILLE



                              By  /s/ Richard Bean
                                 -----------------------------------------------
                                 Richard Bean, Senior Vice President

                              Date: August 15, 2000
                                   ---------------------------------------------

                              Address:

                              500 W. Broadway
                              Louisville, KY  40202
                              Attn:  Richard Bean, Senior Vice President

                                                                    EXHIBIT 3(e)


                       BRIAN F. LAVIN'S GUARANTY AGREEMENT

                               GUARANTY AGREEMENT

                           dated as of August 15, 2000

                                      among

                               BANK OF LOUISVILLE
                                  as the Lender

                                    ORIG, LLC
                                 as the Borrower

                                       and

                                 BRIAN F. LAVIN
                                as the Guarantor

                               GUARANTY AGREEMENT
                               ------------------

     This  is  a  Guaranty   Agreement  dated  as  of  August  15,  2000,  (this
"Agreement"),   among  BANK  OF  LOUISVILLE  (the  "Lender");   ORIG,  LLC  (the
"Borrower"); BRIAN F. LAVIN (the "Guarantor").

                                    SECTION 1

                            Recitals and Definitions
                            ------------------------

     This Agreement is entered into concurrently with and pursuant to a Loan Agreement (the "Loan Agreement"), dated as of August 15, 2000, between the Lender and the Borrower and joined in by the Guarantor. Capitalized terms not otherwise defined herein shall have the meanings given them in the Loan Agreement. Pursuant to the Loan Agreement, the Borrower has executed and delivered to the Lender three Revolving Credit Notes each dated August 15, 2000 and in the principal amount Two Million Dollars ($2,000,000) (for a total of Six Million Dollars ($6,000,000.00)) and payable to the order of the Lender (such three Revolving Credit Notes, including any notes or other instruments issued in renewal, replacement, extension, modification, novation and/or revival thereof, the "Revolving Credit Notes") and various other Borrower Documents (as that term is defined in the Loan Agreement).

                                    SECTION 2

                       Guaranty of Payment and Performance
                       -----------------------------------

     The Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantees the following obligations and/or liabilities (collectively, the "Guaranteed Principal"): (a) the prompt payment in full by the Borrower of all obligations under the Revolving Credit Notes; and (b) the punctual and faithful performance and observance by the Borrower of all other obligations and undertakings to be performed or observed pursuant to the Loan Agreement and the other Borrower Documents. In addition to the Guaranteed Principal, the Guarantor, intending to be bound as an accommodation party for the Borrower, jointly and severally, absolutely and unconditionally guarantee the following obligations and/or liabilities (collectively, the "Other Guaranteed Amounts"): (x) any and all interest accruing on the Guaranteed Principal under the Revolving Credit Notes, the Loan Agreement, and/or any other of the Borrower Documents; and (y) that the Guarantor will, upon demand, pay to the Lender any and all fees, charges and costs of collecting the Guaranteed Principal or otherwise enforcing the Lender's rights under this Agreement, including without limitation the reasonable fees and expenses of the Lender's counsel. Notwithstanding the foregoing, the maximum aggregate liability of the Guarantor under this Agreement for the Guaranteed Principal shall not exceed the Guarantor Maximum. (For purposes of this Section, "Guarantor Maximum" at any time shall mean the lesser of (i) $6,000,000.00, or
(ii) the greater of (A) the Guaranteed Principal multiplied by the percentage of the equity interests of the Borrower owned by the Guarantor (directly or indirectly, and legally or beneficially) on either (I) the date of an Event of Default under the Loan Agreement or (II) the date on which the Lender makes a demand for payment from the Guarantor under this Agreement (it being within the discretion of the Lender to choose between the dates in (I) and (II)), or (B) $600,000.00). The Guaranteed Principal, limited to the Guarantor Maximum, and the Other Guaranteed Amounts are sometimes referenced in this Agreement as the "Guaranteed Obligations." The Guaranteed Obligations under this Agreement shall be in addition to the maximum aggregate liability of the Guarantor or any other guarantor to the Lender under any guaranty agreement of the Guarantor or any other guarantor heretofore or hereafter given.

                                    SECTION 3

                            Obligations Unconditional
                            -------------------------

     This is an unconditional and absolute guaranty of payment and performance. If, for any reason, the Borrower fails to observe or perform any obligation, undertaking or condition (whether affirmative or negative) in the Loan Agreement or any other of the Borrower Documents, to be performed or observed by the Borrower or if any amounts payable by the Borrower pursuant to the Revolving Credit Note or the Loan Agreement are not paid promptly when due or any Event of Default occurs, the Guarantor shall promptly perform or observe or cause to be performed or observed each such obligation, undertaking or condition and forthwith shall pay such amount at the place and to the person entitled thereto pursuant to the Revolving Credit Note or the Loan Agreement, regardless of any set-off or counterclaim which the Borrower may have or assert, and regardless of whether or not the Lender or anyone on behalf of the Lender shall have instituted any suit, action or proceeding or exhausted their remedies or taken any steps to enforce any rights against the Borrower or any other person to compel such performance or to collect all or any part of such amount pursuant to the provisions of the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or at law or in equity, or otherwise, and regardless of any other condition or contingency. The liability of the Guarantor shall be for the payment in full of the entire amount of the Guaranteed Obligations, jointly and severally with that of the Borrower, any co-maker, or accommodation party, or other guarantor, subject to the Maximum Liability Amount. This Agreement shall not, however, be construed to require the Guarantor to make any payment which is duplicative of a payment already made by the Guarantor or by the Borrower, any co-maker, accommodation party, or any other guarantor, except as provided in Section 8 of this Agreement.

                                    SECTION 4

                             Waivers and Agreements
                             ----------------------

         The Guarantor hereby unconditionally:

     4.01 Waives any requirement that the Lender first seek to enforce remedies against the Borrower or any other person or entity before seeking to enforce this Agreement against either Guarantor.

     4.02 Waives any requirement that the Lender first make demand upon, or seek to enforce remedies against, to Guarantor, or against any other guarantor of any of the Guaranteed Obligations in any particular order, before demanding payment from, or seeking to enforce this

Agreement against, the Guarantor or any other guarantor. The Guarantor acknowledges that the Lender, in the Lender's sole discretion, may enforce remedies against the Guarantor pursuant to this Agreement and not enforce similar remedies against any other guarantor with respect to the Guaranteed Obligations or vice versa. The Guarantor further acknowledges that the enforcement of remedies against the Guarantor in lieu of enforcing remedies against any other guarantor, or vice versa, shall not affect the validity or enforceability of the Lender's rights and/or remedies under this Agreement or any other guaranty agreement guarantying any of the Guaranteed Obligations.

     4.03 Waives any requirement that the Lender first seek to enforce remedies against any property in which the Lender may have any interest securing any (a) indebtedness which either Guarantor has guaranteed under this Agreement, or (b) guaranty obligations of any other guarantor, or enforcing any such rights in any particular order, before demanding payment from, or seeking to enforce this Agreement against, either Guarantor.

     4.04 Covenants that the Guarantor's obligation under this Agreement will not be discharged except by complete payment and performance of all of the Guaranteed Obligations, including, without limitation, all obligations of the Borrower under the Revolving Credit Note, and all other obligations of the Borrower under the Loan Agreement and the other Borrower Documents, or by payment in full by the Guarantor of the Guaranteed Obligations in accordance with the terms of this Agreement.

     4.05 Agrees that this Agreement shall remain in full force and effect without regard to, and shall not be affected or impaired by any invalidity, irregularity or unenforceability in whole or in part of the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any limitation of the liability of the Borrower thereunder, or any limitation on the method or terms of payment thereunder which may now or hereafter be caused or imposed in any manner whatsoever.

     4.06 Waives any obligation that the Lender might otherwise have to marshal assets or to proceed against any particular persons or assets in any particular order.

     4.07 Waives any defenses either Guarantor may have arising out of or in any way related to any or all of the following:

     (a) Any failure on the part of the Lender to perfect the Lender's security interest in or lien against, or any lack of diligence in connection with or failure to foreclose or realize upon, any property, whether real or personal, tangible or intangible, now or hereafter granted to the Lender as collateral security for any of (1) the Borrower's liabilities or obligations, or (2) either Guarantor's liabilities or obligations hereunder, or (3) any other guarantor's liabilities or obligations under any other guaranty agreement relating to all or any part of the Guaranteed Obligations.

     (b) The voluntary or involuntary discharge or release of any of the Guaranteed Obligations, or of any co-maker, accommodation party, surety or any other person or entity, including but not limited to, any other guarantor, whether voluntarily or by reason of bankruptcy, insolvency, or other laws affecting the rights of creditors generally or otherwise.

     (c) The receipt by the Lender of any provisional, invalid or refundable payment if such payment is thereafter revoked or if such payment is returned by the Lender to or for the benefit of the Borrower, either Guarantor or any other guarantor or the creditors of either.

     (d) Any right of set-off or counterclaim against the Lender which would otherwise impair the Lender's rights against either Guarantor or any other guarantor.

     (e) Any change in the composition, ownership or business of the Borrower, the Guarantor or any other guarantor.

                                    SECTION 5

                            Obligations Not Impaired
                            ------------------------

         The obligations of the Guarantor under this Agreement are joint and several, and intended to be in addition to and independent of those of the Borrower under the Guaranteed Obligations. In addition, the Guarantor acknowledges that the Guarantor's obligations under this Agreement are independent of and in addition to the obligations of any other guarantor(s) under any other guaranty agreement(s) related to all or any part of the
Guaranteed  Obligations.   To  that  end,  the  obligations,   undertakings  and
conditions to be performed or observed by the Guarantor under this Agreement shall not be affected or impaired by reason of the happening from time to time and one or more times of any of the following with respect to the Revolving Credit Note, the Loan Agreement, or any assignment of the rights of the Lender under this Agreement whether or not with notice to, or further consent of, the
Guarantor:

     5.01 Waiver by the Lender or any other person(s) of the observance or performance by (a) the Borrower of any obligation, undertaking or condition contained in the Revolving Credit Note, the Loan Agreement or any other of the Borrower Documents, or (b) any other guarantor of any liability or obligation contained in its guaranty agreement (except for the particular observance or performance so waived).

     5.02 Extension of the time for payment by the Borrower or any guarantor of any amount owing or payable under the Revolving Credit Note, the Loan Agreement, or any other guaranty agreement or of the time for payment or performance by the Borrower, any other guarantor(s) or any other person of any other obligation under or arising out of the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement related to all or any part of the Guaranteed Obligations or the extension or the renewal of any thereof (except for the particular extension or renewal so granted).

     5.03 Modification or amendment (whether material or otherwise) of any term, obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Guaranteed Obligations, or otherwise under or with respect to the Revolving Credit

Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.04 Taking or omitting to take any action referred to in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement.

     5.05 Any failure, omission, delay or lack on the part of the Lender or any other person, to enforce, assert or exercise any right, power or remedy conferred on the Lender or any other person in the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents, or any other guaranty agreement, or any action on the part of the Lender or any other person granting indulgence or extension in any form, or suspending any such right, power or remedy as to any person or entity.

     5.06 Voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liability, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar proceeding affecting the Borrower or any other guarantor(s), or the assets of the Borrower or any other guarantor(s), or the disaffirmance, rejection or postponement in any such proceeding of any other obligations or undertakings of the Borrower or any other guarantor(s) set forth in the Revolving Credit Note, the Loan Agreement, any of the Borrower Documents or any other guaranty agreement.

     5.07 Release or discharge of the Borrower or any other guarantor(s) from the performance or observance of any obligation, undertaking or condition to be performed by the Borrower or any other guarantor(s) under the Revolving Credit Note, the Loan Agreement, any other of the Borrower Documents or any other guaranty agreement by operation of law or otherwise.

     5.08 Release, substitution, exchange, dissipation, surrender or replacement of any collateral security for any liability or obligation of the Borrower or any other guarantor(s), with respect to all or any part of the Guaranteed Obligations or otherwise, under or with respect to the Borrower Documents or any other guaranty agreement, whether or not permitted in any of the Borrower Documents.

     5.09 Receipt and acceptance by the Lender or any other person or entity of notes, checks or other instruments for the payment of money made by the Borrower or other person or entity, and extension or renewals of such instrument (except to the extent that such instruments are paid or converted into cash).

     5.10 Any failure of title with respect to the interest of the Borrower or Lender in the collateral security for any liability or obligation of the Borrower for any other guarantor(s) or any parts or components thereof.

     5.11 The dissolution, merger or consolidation of the Borrower, either Guarantor or any other guarantor(s) or the sale, divesture or other disposition of any or all of the interest of the Borrower, either Guarantor or any other guarantor(s) in any collateral.

     5.12 Any action or inaction (including, without limitation, the election of the Lender to proceed with a judicial or nonjudicial foreclosure against any real or personal property security it holds) by the Lender or any other persons which results in any impairment or destruction of (a) any subrogation or rights of either Guarantor, (b) any rights of either Guarantor to proceed against the Borrowers, and other guarantor(s) or any other person for reimbursement, or (c) any rights of Lender with respect to any collateral security for any liability or obligation of the Borrowers with respect to all or any part of the Guaranteed Obligations, or otherwise under or with respect to the Borrower Documents, or for any obligation under any other guaranty agreement.

     5.13 Any action taken by the Lender or any other person or entity against the Borrower or Guarantor which would afford the Borrower or any guarantor a defense based on any anti-deficiency protection under the laws of any jurisdiction.

     5.14 Change, exchange, waiver, release or subordination, in whole or in part, of any security interest, mortgage, pledge or other lien now or hereafter held by the Lender as collateral security for any of the Guaranteed Obligations, or any other liability or obligation of the Borrower under the Borrower Documents, or for any obligations under any other guaranty agreement and the justifiable or unjustifiable impairment of any such collateral security, or suspension of the right to enforce against any such collateral security.

     5.15 Grant of indulgences, forbearances or compromises with respect to, and any settlement made with, Borrower, or any co-maker, accommodation party, surety, any other guarantor(s) or any other person or entity, or with respect to any of the Guaranteed Obligations or the obligations under any other guaranty agreement.

     5.16 Extension of loans, credit, advances, discounts and other financial accommodations to the Borrower by the Lender in addition to, or in excess of, the amount of the Guaranteed Obligations.

     5.17 Acceptance by the Lender of any late, partial or interest-only payment with respect to the Guaranteed Obligations.

     5.18 Lack of diligence by the Lender in collecting, or attempting to collect, the Guaranteed Obligations, the obligations under any other guaranty agreement or any other obligations or liabilities or in otherwise dealing with the Borrower, the Guaranteed Obligations or any co-maker, accommodation party, surety, or any other guarantor(s), or any other person or entity.

     5.19 The calling for and accepting, at any time the Lender deems necessary or appropriate, as additional security, the signature or signatures of additional parties, or a security interest in property of any kind or description, or both.

     5.20 Any other cause, whether similar or dissimilar to the foregoing. It is the intention of the Guarantor that this Agreement constitutes an absolute and unconditional guaranty in any and all circumstances, and this Agreement shall be discharged only by the payment in full of all sums guaranteed and by the performance in full of all of the Guaranteed Obligations.

                                    SECTION 6

                                Waiver of Notice
                                ----------------

     The Guarantor waives notice of acceptance of this Agreement by the Lender, notice of execution and delivery of the Revolving Credit Note, the Loan Agreement any other of the Borrower Documents, and any other guaranty agreement, or any instrument referred to in such documents. The Guarantor further waives, to the fullest extent permitted by applicable law, each ande very notice to which the Guarantor would otherwise be entitled under principles of guaranty or suretyship law. Without limiting the generality of the foregoing, the Guarantor hereby expressly waives all notices and defenses whatsoever with respect to this Agreement or with respect to the Guaranteed Obligations, including, but not limited to, notice of the Lender's acceptance of the Agreement or its intention to act, or its action, in reliance upon this Agreement; notice of the present existence or future incurring by the Borrower of any Guaranteed Obligations or any other obligations or liability or any terms or amount thereof or any change therein; notice of any default or nonpayment (whether to the Guaranteed Obligations or of any other obligation or liability) by the Borrower or any accommodation party, co-maker, surety, pledgor, mortgagor, grantor of security, any other guarantor(s) or any other person or entity; notice of the obtaining or release of any guaranty or surety agreement (in addition to this Agreement), pledge, mortgage, security interest, assignment, or other security for any of the Guaranteed Obligations; notice of dishonor; notice of nonpayment; notice of acceleration of the Guaranteed Obligations; notice of the making of a demand for payment of the liability or obligations of the Borrower; presentment and notice of presentment; protest and notice of protest; demand and notice of demand; nonpayment and notice of nonpayment; notice of the disposition of any collateral held to secure the Guaranteed Obligations; and any other notice required by law or otherwise. The Guarantor recognizes and hereby guarantees a Revolving Credit Note which may vary in the amount of aggregate principal outstanding, and waives notice of all disbursements made to the Borrower pursuant to the Loan Agreement. In any event, the Guarantor's obligations under this Agreement shall not exceed the limitations provided in Section 2 of this Agreement.

                                    SECTION 7

                              Waiver of Subrogation
                              ---------------------

     The Guarantor hereby unconditionally waives any right of subrogation which they might have acquired by way of any payment made under this Agreement or otherwise. Accordingly, the Guarantor shall not become a creditor of the Borrower as a result of the payment made by any Guarantor under this agreement.

                                    SECTION 8

                              Rescission of Payment
                              ---------------------

     Notwithstanding Section 9 below, this Agreement shall continue to be effective, or be reinstated as the case may be, as though such payment had not been made, if any payment by the Borrower pursuant to the terms and conditions of the Revolving Credit Note, the Loan Agreement, this Agreement or any other of the Borrower Documents is rescinded or must otherwise be restored or returned by the Lender for any reason, including, without limitation (a) the invalidity or unenforceability of the obligation paid, for any reason; (b) failure or insufficiency of consideration for the obligation paid, or (c) the insolvency, bankruptcy or reorganization of the Borrower or any of any other guarantor(s).

                                    SECTION 9

                                   Termination
                                   -----------

     This Agreement shall remain in full force and effect until, and shall terminate (as "terminate" is used in Kentucky Revised Statutes ss. 371.065) on the earlier of (a) the day following the date of (1) payment in full upon maturity of all sums payable by the Borrower under, and (2) performance in full of all other obligations of the Borrower in accordance with the provisions of, the Revolving Credit Note, the Loan Agreement, this Agreement, all of the other Borrower Documents, and any extension and renewals thereof; or (b) August 31, 2006; provided, however, that termination of this Agreement on such termination date shall not affect in any manner the liability of the Guarantor with respect to (1) the Guaranteed Obligations which are created or incurred prior to such termination date ("Prior Obligations"), or (2) extension or renewals of, interest accruing on, or fees, costs or expenses incurred with respect to, such Prior Obligations prior to, on or after such termination date.

                                   SECTION 10

                                 Acknowledgment
                                 --------------

     The Guarantor acknowledges that (a) pursuant to Section 2.02 of the Loan Agreement, the Revolving Credit (as that term is defined in the Loan Agreement) shall be effective as of the date of the Loan Agreement, and unless the Revolving Credit is sooner terminated (or extended in the Lender's sole discretion) as provided in the Loan Agreement, shall continue in effect until August 31, 2005; (b) the Lender is under no duty to extend the period of the Revolving Credit beyond August 31, 2005; (c) neither the Borrower nor the Guarantor is relying upon or anticipating any such extension; and (d) if the Lender chooses to extend the Revolving Credit pursuant to Section 2.03(d) of the Loan Agreement, the Lender may require as a condition precedent to any extension, such modification(s), or amendment(s) of any kind or nature whatsoever, as the Lender determines in its sole discretion, to the Loan Agreement and/or any other Borrower Documents, including, but not limited to, the grant or increase of collateral security for the obligations of the Guarantor under the Agreement. The Guarantor further acknowledges that upon any extension of the period of the Revolving Credit, this Agreement shall remain in full force and effect and shall continue to apply to the Revolving Credit Notes, as extended (and to any renewal or replacement note or notes for one or more of the Revolving Credit Notes, or any replacement for all or any of them), until that Revolving Credit Notes, as extended, renewed or replaced, shall have been paid in full.

                                   SECTION 11

                                  Miscellaneous
                                  -------------

     11.01 This Agreement shall be binding upon the Guarantor and the Guarantor's heirs, personal representatives, successors and assigns, and shall inure to the benefit of, and be enforceable by, the Lender and the Lender's successors, transferees and assigns, including each and every holder of any indebtedness, obligation or liability of the Borrower constituting all or a portion of the Guaranteed Obligations.

     11.02 The Lender may enforce this Agreement with respect to one or more breaches either separately or cumulatively.

     11.03 This Agreement may not be modified or amended without the prior written consent of the Lender, and any attempted modification or amendment without such consent shall be void.

     11.04 This Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws (without regard to the conflicts of laws rules) of the Commonwealth of Kentucky.

     11.05 If any part, term or provision of this Agreement is unenforceable or prohibited by any law applicable to this Agreement the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or if it is totally unenforceable, as if this did not contain that particular part, term or provision. A determination in one jurisdiction that any part, term or provision of this Agreement is unenforceable or prohibited by law does not affect the validity of such part, term or provision in any other jurisdiction.

     11.06  The  headings  in this  Agreement  have  been  included  for ease of
reference   only,   and  shall  not  be  considered  in  the   construction   or
interpretation of this Agreement.

     11.07 This Agreement may be signed by each party hereto upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

     11.08 This Agreement may be executed by each party in multiple counterparts, each of which shall be deemed an original. It shall not be necessary in making proof of this Agreement or its terms to account for more than one such counterpart.

     11.09 THE GUARANTOR CONSENTS TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT THE LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVES ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE GUARANTOR AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE BORROWER AS PROVIDED IN
SECTION 12.12 BELOW. THE BORROWER ALSO AGREES THAT IT SHALL NOT COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP BETWEEN OR AMONG THE GUARANTOR, THE BORROWER AND/OR THE LENDER THAT MAY EXIST FROM TIME TO TIME.

     11.10 In the event that any of the Guaranteed Obligations arise out of or are evidenced by more than one obligation or liability of the Borrower to the Lender, this Agreement may be enforced as to each separate liability or obligation constituting one of the Guaranteed Obligations, either separately or cumulatively.

     11.11 The use of any gender in this Agreement shall be deemed to include each other gender to the extent the context requires.

     11.12 (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) business days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

            (b) All notices or communications under this Agreement shall be in writing and shall be (1) mailed by registered or certified mail, return receipt requested, (2) hand delivered, or (3) delivered by overnight carrier, to the parties at the addresses set forth below their names on the signature page(s) to this Agreement, and any notice so addressed and mailed or delivered to and/or deposited with such carrier, freight prepaid, shall be deemed to have been given when so mailed if mailed; or delivered if hand-delivered; or delivered to such overnight courier if delivered by overnight courier.

          (c)The parties hereto may at any time,and from time to time,change the address(es) to which notice shall be mailed, transmitted or otherwise delivered by written notice setting forth the changed address(es).

     11.13 THE BORROWER AND EACH GUARANTOR HEREBY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND GUARANTOR ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTOR. THE BORROWER AND GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, THE LOAN AGREEMENT, THE REVOLVING CREDIT NOTE, THE PLEDGE AGREEMENT AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.


     11.14 The Guarantor acknowledges that the Guarantor has received a copy of the Loan Agreement and each of the other Borrower Documents, as fully executed by the parties thereto. The Guarantor represent and warrants that the Guarantor
(a) HAS READ THE LOAN AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY THE GUARANTOR'S REPRESENTATIVES OR ADVISORS;
(b) is thoroughly familiar with the transactions contemplated in the Loan Agreement and the other Borrower Documents; and (c), together with the Guarantor's representatives or advisors, if any, has had the opportunity to ask such questions to representatives of the Borrower and the Lender, respectively, and receive answers thereto, concerning the terms and conditions of the transactions contemplated in the Loan Agreement and the other Borrower Documents as the Guarantor deem necessary in connection with the Guarantor's decision to enter into this Agreement.

     IN WITNESS WHEREOF, the parties have executed this as of the date set out on the preamble hereto, but actually on the date(s) set forth below.


                      GUARANTOR:  /s/ Brian F. Lavin
                                 -----------------------------------------------
                                 BRIAN F. LAVIN

                                 Date: August 15, 2000
                                      ------------------------------------------

                                 Address:

                                 10172 Linn Station Road
                                 Louisville, KY  40223
                                 Attn: Neil Mitchell


                      BORROWER:  ORIG, LLC


                                 By /s/ J. D. Nichols
                                    --------------------------------------------
                                    J. D. NICHOLS, MANAGER

                                 Date: August 15, 2000
                                      ------------------------------------------

                                 Address:

                                 10172 Linn Station Road #200
                                 Louisville, KY  40223
                                 Attn: Neil Mitchell

                      LENDER:    BANK OF LOUISVILLE



                                  By /s/ Richard Bean
                                    --------------------------------------------
                                    Richard Bean, Senior Vice President

                                  Date: August 15, 2000
                                       -----------------------------------------

                                  Address:

                                  500 W. Broadway
                                  Louisville, KY  40202
                                  Attn:  Richard Bean, Senior Vice President

                                                                    EXHIBIT 3(f)


                             JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that the Schedule 13D filed herewith relating to limited partnership interests of NTS-Properties III is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) on behalf of each such person.


October 11, 2000                          J. D. NICHOLS

                                          By: /s/ J. D. Nichols
                                             -----------------------------------
                                              J. D. Nichols

                                          OCEAN RIDGE INVESTMENTS, LTD.

                                          By:  BKK Financial, Inc.
                                          Its: General Partner

                                               By:/s/ J. D. Nichols
                                                  ------------------------------
                                                    J. D. Nichols
                                               Its: Chairman of the Board

                                          ORIG, LLC

                                          By: /s/ J. D. Nichols
                                             -----------------------------------
                                               J.D. Nichols
                                          Its: Managing Member


                                          BRIAN F. LAVIN
                                          By:  /s/ Brian F. Lavin
                                              ----------------------------------
                                              Brian F. Lavin


                                          NTS-PROPERTIES ASSOCIATES

                                          By: /s/ J. D. Nichols
                                             -----------------------------------
                                              J. D. Nichols
                                          Its: Managing General Partner